     As filed with the Securities and Exchange Commission on March 15, 1996

                                                                    FILE NO. 33-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   FORM S-6

                 FOR REGISTRATION UNDER THE SECURITIES ACT OF
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2
                                 ------------

A. Exact name of trust:
                           CHUBB SEPARATE ACCOUNT C
B. Name of depositor:
                    CHUBB LIFE INSURANCE COMPANY OF AMERICA
C. Complete address of depositor's principal executive offices:
                               One Granite Place
                               Concord, NH 03301
D. Name and complete address of agent for service:

                              Ronald R. Angarella
                                   President
                         Chubb Securities Corporation
                               One Granite Place
                               Concord, NH 03301

                                  Copies to:

Charlene Grant, Esq.                  Joan E. Boros, Esq.
Chubb Life Insurance                  Katten Muchin & Zavis
  Company of America                  1025 Thomas Jefferson Street, N.W.
One Granite Place                     East Lobby, Suite 700
Concord, NH 03301                     Washington, D.C.  20007

                                 ------------

E. Title and amount of securities being registered:
     Units of Interest in the Separate Account under Individual and Survivorship Flexible Premium Variable Life Insurance Policies.

F. Proposed maximum offering price to the public of the securities being registered:
     Registration of Indefinite Amount of Securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

G. Amount of filing fee:  $500.00

H. Approximate date of proposed public offering:
     As soon as practicable after the effective date.

  Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

  Registrant elects to be governed by Rule 6e-3(T)(b)(13)(i)(B) under the Investment Company Act of 1940, with respect to the policies described in the Prospectus.

    RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-80-2 AND THE PROSPECTUS

Item No. of
Form N-8B-2    Caption of Prospectus
-----------    -----------------------------------------------------
 1.........    Cover Page

 2.........    Cover Page

 3.........    Not Applicable

 4.........    Distribution of the Policy

 5.........    Chubb Life Insurance Company of America; The Funds

 6.........    Chubb Separate Account C

 7.........    Not Required

 8.........    Not Required

 9.........    Legal Proceedings

10.........    Summary, The Funds; The Policies; Policy Benefits and Rights;
               Calculation of Accumulation Value; Cash Value Benefits; Other
               Matters; Federal Tax Matters

11.........    Chubb Separate Account C, The Funds

12.........    The Funds; Distribution of the Policy The Funds; General; Charges
               and Deductions; Optional

13.........    Insurance Benefits; Distribution of the Policy

14.........    The Policies

15.........    The Policies

16.........    Chubb Separate Account C, The Funds

17.........    Transfers; Telephone Transfers and Reallocations; Policy Lapse;
               Reinstatement; Policy "Free Look", Optional Insurance Benefits;
               Cash Value Benefits

18.........    Separate Account C

19.........    Annual Report; Confirmation

20.........    Not Applicable

21.........    Policy Loans

22.........    Chubb Separate Account C, Telephone Transfers and Reallocations

23.........    Management of Chubb Life

24.........    Not Applicable

25.........    Chubb Life Insurance Company of America

26.........    Not Applicable

27.........    Chubb Life Insurance Company of America

28.........    Chubb Life Insurance Company of America; Management of Chubb Life

29.........    Chubb Life Insurance Company of America

30.........    Not Applicable

31.........    Not Applicable

32.........    Not Applicable

33.........    Not Applicable

34.........    Not Applicable

35.........    Chubb Life Insurance Company of America

36.........    Not Applicable

37.........    Not Applicable

38-41......    Distribution of the Policy

42.........    Not Applicable

43.........    Not Applicable

44.........    The Funds; The Policies; Charges and Deductions; Calculation of
               Accumulation Value; Cash Value Benefits; Distribution of the
               Policy

45.........    Not Applicable

46.........    The Funds; The Policies; Charges and Deductions; Calculation of
               Accumulation Value; Cash Value Benefits

47.........    Not Applicable

48.........    Not Applicable

49.........    Not Applicable

50.........    Chubb Separate Account C

51.........    Cover Page; The Policies; Charges and Deductions; Policy Benefits
               and Rights; Calculation of Accumulation Value; Cash Value
               Benefits; Other Matters

52.........    The Funds; Other Matters

53.........    Federal Tax Matters

54.........    Not Applicable

55.........    Not Applicable

56.........    Not Applicable

57.........    Not Applicable

58.........    Not Applicable

59.........    Financial Statements

                           THE CHUBB ADVISOR SERIES
                           CHUBB SEPARATE ACCOUNT C
                     INDIVIDUAL AND SURVIVORSHIP FLEXIBLE
                   PREMIUM VARIABLE LIFE INSURANCE POLICIES

                                   Issued by

                    Chubb Life Insurance Company of America
                               One Granite Place
                         Concord, New Hampshire 03301
                                (603) 226-5000

  This Prospectus describes two forms of a flexible premium variable life insurance policy issued by Chubb Life Insurance Company of America ("Chubb Life"): an individual flexible premium variable life insurance policy form ("Chubb Advisor I") and a survivorship flexible premium variable life insurance policy form ("Chubb Advisor II") (collectively the "Policy" or "Policies"). The Policies are designed to provide a Policyowner with both lifetime insurance protection and maximum flexibility in connection with premium payments and death benefits, together with the opportunity to participate in the investment experience of Chubb Separate Account C ("Separate Account C"). Although each Policy contains a schedule of intended premium payments ("Planned Periodic Premiums"), and an intended frequency of premium payments ("Premium Frequency"), a Policyowner may, subject to certain restrictions, vary the frequency and amount of the premium payments and increase or decrease the level of life insurance benefits payable under the Policy. The flexibility allows a Policyowner to provide for changing insurance needs within the framework of a single insurance policy. Unlike traditional insurance protection providing fixed benefits, Accumulation Value under the Policies will increase with positive investment experience and decrease with negative investment experience of Separate Account C. Accumulation Value in Separate Account C is not guaranteed.


  Chubb Advisor I provides life insurance coverage on one Insured, with the Death Benefit payable at the Insured's death. Chubb Advisor II provides life insurance coverage on two Insureds, with the Death Benefit payable upon the death of the last surviving Insured. If Net Premiums are allocated to Separate Account C, the amount of the Death Benefit may reflect the investment experience of the chosen Divisions, as well as the frequency and amount of premiums, any withdrawals of Cash Value ("withdrawals"), and applicable fees and charges. As long as the Policy remains in force, the Death Benefit will not be less than the current Specified Amount, reduced by any outstanding indebtedness and any due and unpaid fees and charges. The minimum initial Specified Amount is $250,000. After a withdrawal, the Specified Amount may not be reduced to less than $125,000.


  The Death Benefit is payable under two options. The Policyowner will make two elections to determine the Death Benefit under the Policy. First, the Policyowner will choose one of two Death Benefit options offered under the Policy. Second, the Policyowner will choose the Death Benefit qualification test, which is the method for qualifying the Policy as a life insurance contract for purposes of Federal tax law. In general, under Death Benefit Option I, the Death Benefit payable under the Policy is equal to the current Specified Amount; under Death Benefit Option II, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy on the date of death. The Policy will also increase the Death Benefit if necessary to ensure that the Policy will continue to qualify as life insurance under Federal tax laws. The Policyowner may not change the Death

Benefit qualification test once selected but may, subject to certain restrictions, change from Death Benefit Option I to Option II, and vice versa, after the Policy has been issued.


  There is an initial premium, based on Issue Age, underwriting class and Specified Amount, that must be paid at issue. If a Policyowner chooses the Guaranteed Death Benefit Rider, the Death Benefit will be guaranteed to never be less than the Specified Amount. No premium payment may be less than $250.


  The Policy will remain in force so long as Cash Value exceeds indebtedness and Cash Value less indebtedness is sufficient to pay certain monthly charges. The Cash Value equals the Accumulation Value less any Surrender Charge. Accumulation Value in Separate Account C will reflect the investment experience of the chosen Divisions, the amount and frequency of premium payments, any withdrawals, and applicable fees and charges. Adherence to the schedule of Planned Periodic Premiums will not assure the Policy will remain in force.

  The Policyowner bears the entire investment risk for all amounts allocated to Separate Account C; no minimum Accumulation Value is guaranteed and the Accumulation Value could decline to zero. So long as Cash Value exceeds indebtedness and subject to certain conditions described in this Prospectus, a Policyowner may obtain policy loans at any time after the first Policy anniversary and may make withdrawals at any time. Both withdrawals and policy loans must be made prior to the Policy's Maturity Date.


  The Policyowner may allocate Net Premiums to one or more of the Divisions or to Chubb Life's General Account on the Allocation Date. Each Division will invest solely in a corresponding series (a "Portfolio") of a registered management investment company (a "Fund"). Prior to the Allocation Date, the Net Premiums paid will be deposited in Chubb Life's General Account. There is a "free look" period during which the Policyowner may cancel the Policy. If the Policyowner elects during this "free look" period to cancel the Policy, Chubb Life will reimburse, within seven days from the date the Policy is surrendered to Chubb Life, the full amount of premium paid. The accompanying Prospectuses for the Funds and the Statements of Additional Information, available on request, describe the investment objectives and risks of the Portfolios. The Policies described in this Prospectus are not available in all States.


  Chubb Life believes the Policy will in general receive favorable tax treatment under the Internal Revenue Code of 1986, as amended ("the Code"). However, because there are issues as to which the law is developing or changing, there can be no guarantees. Information in this Prospectus is not intended as tax advice and Chubb Life recommends that prospective purchasers rely only on the advice of a qualified tax adviser.

  Prospective purchasers of this Policy are advised that replacement of existing insurance coverage may not be financially advantageous and should consult with their financial advisers with respect to the Policy. It may also not be advantageous to purchase this Policy if the prospective purchaser already owns a flexible premium variable life insurance policy.

  This Prospectus generally describes only the portion of the Policy involving Separate Account C. For a brief summary of Chubb Life's General Account, see "THE GENERAL ACCOUNT."

This Prospectus Is Valid Only If Accompanied Or Preceded By Current Prospectuses For The Funds.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND

EXCHANGE COMMISSION OR ANY STATE SECURITIES DIVISION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES DIVISION, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  Please Read This Prospectus Carefully and Retain It For Future Reference.


               The Date of This Prospectus is March      , 1996.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
DEFINITIONS..........................................................         7

SUMMARY..............................................................         9

CHUBB LIFE INSURANCE COMPANY OF AMERICA..............................        15

CHUBB SEPARATE ACCOUNT C.............................................        15

Divisions............................................................        15

THE FUNDS............................................................        16

General..............................................................        16

Chubb American Fund, Inc. ...........................................        17

Chubb Series Trust...................................................        17

Investment Objectives................................................        18

THE POLICIES.........................................................        18

General..............................................................        18

Payment of Premiums..................................................        19

Guaranteed Death Benefit Premiums....................................        19

Premium Limitations..................................................        19

Allocation of Premiums...............................................        19

Transfers............................................................        20

Telephone Transfers, Loans and Reallocations.........................        22

Policy Lapse.........................................................        22

Reinstatement........................................................        23

Policy "Free Look"...................................................        23

CHARGES AND DEDUCTIONS...............................................        23

Premium Charges......................................................        23

Monthly Deduction....................................................        24

Mortality Risk Charge................................................        26

Surrender Charge.....................................................        26

Administrative Fees..................................................        26

Other Charges........................................................        26

POLICY BENEFITS AND RIGHTS...........................................        27

Death Benefits.......................................................       27

Guaranteed Death Benefit.............................................       31

Combined Requests....................................................       31

Maturity of the Policy...............................................       31

Optional Insurance Benefits..........................................       31

Settlement Options...................................................       33

CALCULATION OF ACCUMULATION VALUE....................................       34

Unit Values..........................................................       34

Net Investment Factor................................................       35

CASH VALUE BENEFITS..................................................       35

Surrender Privileges.................................................       36

Policy Loans.........................................................       37

OTHER MATTERS........................................................       38

Voting Privileges....................................................       38

Additions, Deletions or Substitutions of Investments.................       39

Annual Report........................................................       39

Confirmation.........................................................       40

Limitation on Right to Contest.......................................       40

Misstatements........................................................       40

Suicide..............................................................       40

Beneficiaries........................................................       41

Postponement of Payments.............................................       41

Assignment...........................................................       41

Illustration of Benefits and Values..................................       41

Non-Participating Policy.............................................       41

THE GENERAL ACCOUNT..................................................       41

General Description..................................................      42

General Account Accumulation Value...................................      42

Determination of Charges.............................................      43

Premium Deposit Fund.................................................

DISTRIBUTION OF THE POLICY...........................................      43

Group or Sponsored Arrangements......................................      43

MANAGEMENT OF CHUBB LIFE.............................................      44

Executive Officers and Directors of Chubb Life.......................      44

Executive Officers (Other Than Directors)............................      45

STATE REGULATION OF CHUBB LIFE.......................................      46

FEDERAL TAX MATTERS..................................................      46

Tax Considerations...................................................      46

Policy Proceeds......................................................      46

Charge for Chubb Life Income Taxes...................................      50

EMPLOYEE BENEFIT PLANS...............................................      51

LEGAL PROCEEDINGS....................................................      51

EXPERTS..............................................................      51

REGISTRATION STATEMENT...............................................      51

ILLUSTRATIONS........................................................      51



[THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY STATE IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. CHUBB LIFE DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS, THE PROSPECTUSES OF THE FUNDS OR THE STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS.]

                                  DEFINITIONS

  In addition to terms which are defined elsewhere in this Prospectus, the following words and phrases shall have the indicated meanings:

  ACCUMULATION VALUE-The total amount that a Policy provides for investment at any time plus the amount held as collateral for Policy Debt.

  AGE-The Insured's age at his or her nearest birthday.

  ALLOCATION DATE-The date when the initial Net Premium is placed in the Divisions and the General Account in accordance with the Policyowner's allocation instructions in the application. The Allocation Date is 20 days from the date the Policy is issued.

  ATTAINED AGE-The age of the Insured at the last Policy anniversary.

  BENEFICIARY-The person designated by the Policyowner in the application to receive the Death Benefit proceeds. If changed, the Beneficiary is as shown in the latest change filed with Chubb Life. If no Beneficiary survives the Insured, the Policyowner or the Policyowner's estate will be the Beneficiary. The interest of a Beneficiary may be subject to that of any assignee.

  CASH VALUE-The Accumulation Value less any applicable Surrender Charge. This amount less the amount of Policy Debt is payable to the Policyowner on the earlier of surrender of the Policy or the Maturity Date.

  CODE-The Internal Revenue Code of 1986, as amended.

  DATE OF RECEIPT-Any business day of Chubb Life prior to 4:00 P.M. Eastern time, on which a notice or premium payment is received at Chubb Life's home office.

  DEATH BENEFIT-The amount, less the amount of Policy Debt, which is payable to the Beneficiary under the Policy upon the death of the Insured under Chubb Advisor I and the death of the last surviving Insured under Chubb Advisor II.

  DIVISION-A separate division of Separate Account C which invests exclusively in the shares of a specified Portfolio of a Fund.

  FUNDS-The registered management investment companies whose shares of select separate series (the "Portfolios") are offered to corresponding Divisions.

  GENERAL ACCOUNT-The assets of Chubb Life other than those allocated to Separate Account C or any other separate account.

  INSURED(S)-The person(s) upon whose life the Policy is issued.

  ISSUE AGE-The Insured's age at his or her nearest birthday on the Policy Date.


  JOINT EQUAL AGE-Chubb Advisor II provides for a calculation pursuant to a formula which converts the specific age, gender and underwriting classifications of the two Insureds into one age. The Joint Equal Age is used in determining issue age limitations and guaranteed death benefit premiums.

  LOAN VALUE-Generally, 90% of a Policy's Cash Value on the date of a loan.

  MATURITY DATE-Unless otherwise specified, the Maturity Date will be the Policy anniversary nearest to the Insured's 100th birthday for Chubb Advisor I and the younger Insured's 100th birthday for Chubb Advisor II.

  MONTHLY ANNIVERSARY DATE-The same day in each month as the Policy Date.

  NET PREMIUM-The gross premium less a 2.5% State Premium Tax Charge, a 1.25% Federal DAC Tax Charge and a 3% Sales Charge.

  OWNER (POLICYOWNER)-The person or entity so designated in the application or as subsequently changed who may exercise all rights under the Policy.

  POLICY DATE-The date set forth in the Policy, which is the date requested by the Owner. If no date is requested, it is the date the Policy is issued. The Policy Date is the date from which policy years, policy months, and policy anniversaries will be determined. If the Policy Date should fall on the 29th, 30th, or 31st of a month, the Policy Date will be the 1st of the following month.

  POLICY DEBT-The sum of all unpaid policy loans and accrued interest thereon.

  PORTFOLIO-A separate investment series of one of the Funds.

  PROOF OF DEATH-One or more of the following:

   (a) A copy of a certified death certificate.

   (b) A copy of a certified decree of a court of competent jurisdiction as to the finding of death.

   (c) A written statement by a medical doctor who attended the Insured.

   (d) Any other proof satisfactory to Chubb Life.


  SEC-The United States Securities and Exchange Commission.

  SEPARATE ACCOUNT C-Chubb Separate Account C, a separate investment account created by Chubb Life to receive and invest Net Premiums paid under the Policy and other flexible premium variable life insurance policies offered by Chubb Life.

  SPECIFIED AMOUNT-The face amount of the Policy which is the minimum death benefit payable under the Policy.


  STATE-"State" means any State of the United States, the District of Columbia, Puerto Rico, the Virgin Islands, or any other possession of the United
States.


  SURRENDER CHARGE-A contingent deferred sales charge assessed only upon surrender or withdrawal.

  VALUATION DATE-Each day, as of the close of regular trading on the New York Stock Exchange, which is currently 4:00 P.M. Eastern time, or any other days as may be required.

  VALUATION PERIOD-The period between two successive Valuation Dates, commencing at the close of regular trading on the New York Stock Exchange on each Valuation Date and ending at the close of regular trading on the New York Stock Exchange on the next succeeding Valuation Date.

                                    SUMMARY

  The discussion in this Prospectus assumes that there is no policy loan outstanding and that State variations will be covered by prospectus supplement or policy endorsement, as appropriate. The terms under which the Policies are issued may also vary from those described in this Prospectus based on particular circumstances. The description of the Policies in this Prospectus is subject to the terms of the Policy purchased by a Policyowner and any supplement or endorsement to it. An applicant may review a copy of the Policy and any supplement or endorsement to it on request.

WHAT ARE THE VARIABLE LIFE POLICIES BEING OFFERED?


  This Prospectus describes two forms of a flexible premium variable life insurance policy issued by Chubb Life Insurance Company of America ("Chubb Life"). Chubb Advisor I provides life insurance coverage on one Insured, with the Death Benefit payable upon the death of such Insured. Chubb Advisor II provides life insurance coverage on two Insureds, with a Death Benefit payable only when the last surviving Insured dies. The Policyowner may, subject to certain limitations, make premium payments in any amount at any frequency. The Policies are life insurance contracts with death benefits, cash values, and other features traditionally associated with life insurance. They are called "flexible premium" because, unlike many insurance contracts, there are no fixed schedules for premium payments, although each Policyowner may establish a schedule of premium payments ("Planned Periodic Premiums"). This flexibility permits a Policyowner to provide for evolving insurance needs within a single insurance product. The minimum initial Specified Amount is $250,000. A Policyowner may increase or decrease coverage. Increasing coverage under the Policy, rather than purchasing another policy, may save additional administrative costs. Increasing coverage under the Policy or purchasing another policy may require new evidence of insurability. Increasing or decreasing coverage may have certain tax consequences. See "FEDERAL TAX MATTERS".


  The Policies generally work as follows: a Policyowner periodically pays a premium to Chubb Life. Chubb Life subtracts an amount for the State Premium Tax Charge, the Federal DAC Tax Charge and the Sales Charge from each premium. Chubb Life then places the Net Premium into one or more of the six Divisions and/or Chubb Life's General Account as directed by the Policyowner. Each Division invests its assets in a corresponding Portfolio of one of the Funds. During the year, Chubb Life takes charges from each Division and credits or charges each Division with its respective investment experience. The Cost of Insurance Charge, which is deducted from each Policy's Accumulation Value, varies monthly based on the sex, Issue Age, policy year, rating class of the Insured(s), Specified Amount of the Policy, Death Benefit option and applicable corridor percentage. A Policyowner will incur a Surrender Charge for a surrender or withdrawal during the first five policy years. See "CHARGES AND DEDUCTIONS-Surrender Charge".


  The Death Benefit is payable under two options. The Policyowner will make two elections to determine the Death Benefit under the Policy. First, the Policyowner will choose one of two Death Benefit options offered under the Policy. Second, the Policyowner will choose the Death Benefit qualification test, which is the method for qualifying the Policy as a life insurance contract for purposes of Federal tax law. In general, under Death Benefit Option I, the Death Benefit payable under the Policy is equal to the current Specified Amount; under Death Benefit Option II, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy on the date of death. The Policy will also increase the Death Benefit if necessary to ensure that the Policy will continue to qualify as life insurance under Federal tax laws. The Policyowner may not change the Death Benefit qualification test once selected but may, subject to certain restrictions, change from Death Benefit Option I to Option II, and vice versa, after the Policy has been issued. See "POLICY BENEFITS AND RIGHTS-Death Benefits".


   All persons insured must meet specified age limits and certain health and other standards called "Underwriting Standards". The smoking status of the Insureds is generally reflected in the cost of insurance rates. However, for Chubb Advisor I, distinctions between smokers and nonsmokers are only made for Insureds age 15 and over. Policies issued in certain jurisdictions will not directly reflect the sexes of the Insureds in either the premium rates or the charges and values under the Policy.

WHAT IS THE AMOUNT OF THE PREMIUMS?

  Premiums are flexible and the Policyowner may choose the amount and frequency of premium payments provided each premium is at least $250.

  The first premium is due on the Policy Date. Premiums are paid in advance, generally one year at a time; however, Chubb Life permits semi-annual, quarterly and monthly premium payments. Changes in Premium Frequency and increases or decreases in the amount of Planned Periodic Premiums may be made by the Policyowner. Chubb Life will notify Policyowners annually if any premiums would cause their Policies to be deemed to be modified endowment contracts and allow for a refund of the excess premium. See "FEDERAL TAX MATTERS -Policy Proceeds".

  Failure to pay premiums in accordance with the schedule of Planned Periodic Premiums will not automatically cause the Policy to lapse. Unless the Guaranteed Death Benefit Rider is in force and the conditions under the Rider satisfied, it will lapse when the Cash Value less outstanding Policy Debt is insufficient to pay the monthly deduction for certain charges ("monthly deduction") and a grace period expires without a sufficient payment by the Policyowner. Conversely, payment of premiums in accordance with the schedule of Planned Periodic Premiums does not necessarily mean that the Policy will remain in force. See "THE POLICIES-Policy Lapse".

  The Guaranteed Death Benefit Rider guarantees that the Death Benefit will never be less than the Specified Amount provided that a cumulative minimum premium requirement is met.

WHAT IS CHUBB SEPARATE ACCOUNT C?


  Separate Account C is a separate account established by Chubb Life pursuant to the insurance laws of the State of New Hampshire and organized as a registered unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Such registration does not involve any supervision by the Securities and Exchange Commission (the "SEC") of the management or investment practices or policies of Separate Account C.


WHAT ARE THE FUNDS?


  The Policies currently offer six Divisions, each of which buys shares at net asset value of the corresponding series (a "Portfolio") of a registered investment company (a "Fund"). The current Funds and Portfolios are as follows:


     Chubb America Fund, Inc.


      - Money Market Portfolio

      - Bond Portfolio

     - Growth and Income Portfolio


  Chubb Series Trust


     - Resolute International Equity Portfolio

     - Resolute Small Company Portfolio

     - Resolute Equity Portfolio


  See "THE FUNDS".


WHAT ARE THE CHARGES MADE BY CHUBB LIFE?

  STATE PREMIUM TAX CHARGE AND FEDERAL DAC TAX CHARGE. These charges are deducted from each premium payment, currently 2.5% for state premium taxes and 1.25% as a Federal Deferred Acquisition Cost ("DAC") Tax Charge.

  SALES CHARGE. A sales charge up to a maximum of 3% is deducted from each premium payment. Also see below "Surrender or Withdrawal Charges".


  MONTHLY EXPENSE RISK AND ADMINISTRATION CHARGES. These charges are calculated each Monthly Anniversary Date and deducted from each Policy's Accumulation Value in the Separate Account. The amount of the Expense Risk Charge varies based on the Policy's Accumulation Value and will not exceed 0.20% of the Policy's Accumulation Value on an annual basis.

   Chubb Life will realize income from this charge to the extent it is not needed to pay expenses under the Policies. The amount of the Administration Charge is 0.10% on an annual basis for the first twenty policy years only.


  COST OF INSURANCE CHARGE. This charge is calculated on each Monthly Anniversary Date and deducted from each Policy's Accumulation Value. The charge is based on the sex, Issue Age, policy year, rating class of the Insured(s), Specified Amount, Death Benefit option and applicable corridor percentage. Monthly cost of insurance rates will be determined by Chubb Life based upon its expectations as to future mortality experience. Cost of insurance rates are guaranteed not to exceed or be increased above the maximum charge based upon the Commissioner's 1980 Standard Ordinary Mortality Table.


  MORTALITY RISK CHARGE. This charge is imposed daily at an annual rate of .50% on the assets of each Division. (This charge is not imposed on amounts held in the General Account.) Chubb Life will realize income from this charge to the extent it is not needed to provide benefits under the Policies.


  SURRENDER OR WITHDRAWAL CHARGES. This contingent deferred sales charge is imposed at the time of surrender or withdrawal during the first five policy years. It declines annually from 5% to 0% of premiums paid in the first policy year.


  ADMINISTRATIVE CHARGE FOR WITHDRAWAL OR TRANSFER. Chubb Life charges $50 for each withdrawal and for certain transfers between Divisions or between the Divisions and the General Account. See "THE POLICIES -Transfers" for a description of situations in which the Transfer Charge will be imposed.

  GUARANTEED DEATH BENEFIT CHARGE. If the Guaranteed Death Benefit Rider is added to the Policy, a monthly charge of $.01 per $1,000 of Specified Amount will be deducted each month from the Accumulation Value of the Policy.

  CHARGE FOR OPTIONAL RIDER BENEFITS. An additional charge is required if the Policyowner elects to purchase certain optional insurance benefits by rider. Charges are deducted monthly from a Policy's Accumulation Value. See "POLICY BENEFITS AND RIGHTS-Optional Insurance Benefits".

  See "CHARGES AND EXPENSES" for a fuller description of charges under the Policies.

IS THERE A CHARGE AGAINST SEPARATE ACCOUNT C FOR FEDERAL INCOME TAX?

  Currently no charge is made against any Division for Federal income taxes. However, if Chubb Life incurs, or expects to incur, income taxes attributable to any Division of this class of Policies in future years, it reserves the right to make a charge. See the discussion of the Federal DAC Tax Charge under "CHARGES AND DEDUCTIONS-Premium Charges".

HOW ARE AMOUNTS ALLOCATED TO EACH DIVISION OR THE GENERAL ACCOUNT?

  The Policyowner indicates in the application the allocation of Net Premium payments among the Divisions and the General Account. The initial Net Premium is allocated on the Allocation Date and Net Premiums received after the Allocation Date are allocated generally on the Date of Receipt. The minimum percentage of any Net Premium payment allocated to any Division or the General Account is 1%. The Policyowner may change his or her allocation of future premium payments by written notice to Chubb Life or by telephone, if the proper telephone authorization is on file, without payment of any fee or penalty.

WHAT IS THE RELATIONSHIP BETWEEN THE PREMIUM AND THE AMOUNT ALLOCATED TO THE DIVISIONS?

  The initial Net Premium is allocated by Chubb Life on the Allocation Date among the Divisions and the General Account as directed by the Policyowner. Prior to the Allocation Date the initial Net Premium is held in Chubb Life's General Account. The initial Net Premium is the initial gross premium, plus any additional premium paid prior to the Allocation Date, less the State Premium Tax Charge, the Federal DAC Tax Charge and the Sales Charge. These charges also apply to subsequent premium payments.

WHAT COMMISSIONS ARE PAID TO AGENTS?

  The Policies are sold by agents who represent Chubb Life and are registered representatives of Chubb Securities Corporation or other registered broker-dealers. Commissions payable to agents are described under "DISTRIBUTION OF THE POLICY".

WHAT IS THE DEATH BENEFIT?

  The Death Benefit under Chubb Advisor I is the amount payable to the named Beneficiary when the person insured under the Policy dies. The Death Benefit under Chubb Advisor II is the amount payable to the named Beneficiary when the last surviving Insured dies. The Death Benefit proceeds will equal the Death

Benefit, plus any additional rider benefits included and then due, minus any outstanding Policy Debt or unpaid cost of insurance charges or charges for riders.


  In the initial application, the Policyowner will make two elections to determine the Death Benefit under the Policy. First, the Policyowner will choose one of two Death Benefit options offered under the Policy. Second, the Policyowner will choose the Death Benefit qualification test, which is the method for qualifying the Policy as a life insurance contract for purposes of Federal tax law. The available Death Benefit qualification tests available under the Policy are the cash value accumulation test and the guideline premium test.


  ONCE ELECTED, THE DEATH BENEFIT QUALIFICATION TEST CANNOT BE CHANGED FOR THE DURATION OF THE POLICY. If no Death Benefit qualification test or option is designated, the guideline premium test under Option I will be assumed by Chubb Life to have been selected.


  The amount of life insurance proceeds payable under a Policy will depend upon which of the two Death Benefit options available under a Policy is in effect, as follows:


  OPTION I: For Policies issued pursuant to the cash value accumulation test, the Death Benefit equals the greater of the current Specified Amount or the Accumulation Value of the Policy at the date of death multiplied by the corridor percentage, as described below. For Policies issued pursuant to the guideline premium test, the Death Benefit equals the greater of the current Specified Amount or the Accumulation Value of the Policy at the date of death multiplied by the corridor percentage, as described below.


  OPTION II: The Death Benefit equals the current Specified Amount plus the Accumulation Value of the Policy on the date of death. For Policies issued pursuant to the cash value accumulation test, the Death Benefit will not be less than the Accumulation Value on the date of death multiplied by the corridor percentage. For Policies issued pursuant to the guideline premium test, the Death Benefit will not be less than the Accumulation Value multiplied by the corridor percentage. See "POLICY BENEFITS AND RIGHTS-Death Benefits".


  Under the Guaranteed Death Benefit Rider the Death Benefit is guaranteed to never be less than the Specified Amount provided that a cumulative minimum premium requirement is met.

HOW DOES THE ACCUMULATION VALUE OF A POLICY VARY IN RELATION TO THE DIVISIONS' INVESTMENT EXPERIENCE?

  The Policy provides for Accumulation Value equal to the total of the Policy's Accumulation Value in the Divisions and Accumulation Value in the General Account. The Policy's Accumulation Value will reflect the amount and frequency of premium payments, the investment experience of the Divisions, the value of Net Premiums (Net Premiums plus credited interest), if any, allocated to the General Account, policy loans, any withdrawals, and any charges imposed in connection with the Policy. There is no minimum guaranteed Accumulation Value.

WHAT IS THE LOAN PROVISION AND HOW DOES A LOAN AFFECT THE DEATH BENEFIT, ACCUMULATION VALUE AND CASH VALUE?

After the first policy anniversary, a Policyowner may borrow against the Cash Value of his or her Policy. Generally, the maximum loan amount is 90% of the Cash Value of the Policy on the date of the loan. Loan interest is payable at the end of each policy year and all Policy Debt outstanding will be deducted from proceeds payable at the Insured's death for Chubb Advisor I and at the death of the last surviving Insured for Chubb Advisor II, upon maturity, or upon surrender.

  When a policy loan is made, a portion of the Policy's Accumulation Value sufficient to secure the loan will be transferred to the General Account. A policy loan removes the proceeds from the investment experience of Separate Account C which will have a permanent effect on the Accumulation Value, the Cash Value and the Death Benefit even if the loan is repaid.

  There are two types of loans available. See "CASH VALUE BENEFITS-Policy Loans" for a description of the two types of loans and their applicable interest rates.

IS THERE A SHORT-TERM CANCELLATION RIGHT?

  The Policyowner has the limited right to return a Policy for cancellation and full refund of all premiums paid. Chubb Life will cancel the Policy if it is returned by mail or personal delivery to Chubb Life, or to the agent who sold the Policy, within 20 days after the delivery of the Policy to the Policyowner. Chubb Life will return to the Policyowner, within seven days, all payments received on the Policy.

WHAT TRANSFERS ARE A POLICYOWNER ALLOWED?


  A Policyowner may transfer Accumulation Value among the Divisions and between the Divisions and the General Account. However, transfers out of the General Account are subject to restrictions. Chubb Life currently permits up to 24 transfers per policy year, twelve of which will not incur the $50 Transfer Charge. See "THE POLICIES-Transfers" for a more complete description of the terms and conditions of the transfer privileges under the Policies.

 ARE THE BENEFITS UNDER THE POLICIES SUBJECT TO FEDERAL INCOME TAX?

  Under current interpretations of the tax laws, all Death Benefits paid under the Policies will generally be fully excludable from the gross income of the Beneficiary for Federal income tax purposes. Treasury regulations require that investments underlying the Policies be adequately diversified. Chubb Life believes it is presently in compliance with the regulations and intends to remain in compliance with such regulations and other Federal tax law requirements.

  If a Policyowner elects to make certain transactions, including a withdrawal, surrender or exchange of the Policy, the Policyowner may be taxed on a portion of any amounts paid to the Policyowner (which may include any prior policy loans cancelled in the transaction). Also, if premiums paid by a Policyowner exceed certain limits and the Policy is deemed a modified endowment contract, then any pre-death distributions, including loans, surrenders and partial withdrawals, may be treated as income taxable to the Policyowner and may also cause the Policyowner to incur a penalty tax of 10%. Policyowners are advised to consult with their own tax advisers with regard to the tax consequences of the Policy. See "FEDERAL TAX MATTERS".

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

  Chubb Life is a stock life insurance company originally chartered in Tennessee and redomesticated to the State of New Hampshire in 1991. It has been continuously engaged in the insurance business since 1903. It is licensed to do life insurance business in forty-nine states of the United States, Puerto Rico, the U.S. Virgin Islands, Guam and in the District of Columbia. Chubb Life is a wholly-owned subsidiary of The Chubb Corporation, a New Jersey corporation. The principal offices of The Chubb Corporation are located at 15 Mountain View Road, Warren, New Jersey. Its telephone number is 908/903-2000. Chubb Life's home office is located at One Granite Place, Concord, New Hampshire 03301, telephone number 603/226-5000.


  Chubb Life and its subsidiaries had total assets, at December 31, 1995, of $4,275,365,000 and had over $66 billion of insurance in force, while total assets of The Chubb Corporation and its subsidiaries (including Chubb Life), as of the same date, were $22,996,525,000.

  Chubb Life writes individual life insurance and annuities. It is subject to New Hampshire law governing insurance, and is regulated and supervised by the New Hampshire Insurance Commissioner. Chubb Life is currently rated AAA (Superior) by Standard & Poors's Corporation and A+ (Superior) by A.M. Best and Company. These ratings do not apply to Separate Account C, but reflect the opinion of the rating company as to Chubb Life's ability to meet its contractual obligations to its policyowners and its relative financial strength. Even though assets in Separate Account C are held separately from Chubb Life's other assets, ratings of Chubb Life may still be relevant to Policyowners since not all of Chubb Life's contractual obligations relate to payments based on those segregated assets.

                           CHUBB SEPARATE ACCOUNT C

  Separate Account C is a separate account of Chubb Life established under New Hampshire law on August 4, 1993. Separate Account C is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (the "1940 Act") and is subject to the 1940 Act's requirements. Such registration does not involve supervision of the management or investment policies of Separate Account C or Chubb Life by the SEC. Chubb Life is the depositor of Separate Account C. Under New Hampshire law, the assets of Separate Account C are held exclusively for the benefit of Policyowners and persons entitled to payments under this Policy and other variable life insurance policies funded by Separate Account C. The income, realized or unrealized capital gains, or capital losses of Separate Account C are credited to or charged against the assets held in Separate Account C in accordance with the terms of the Policy, without regard to other income or capital gains or losses of any other account arising out of any other business Chubb Life conducts. Separate Account C is administered and accounted for as a part of the general business of Chubb Life, but the assets of Separate Account C are not chargeable with liabilities arising out of any other business which Chubb Life may conduct.

  Chubb Life holds the assets of Separate Account C physically segregated and separate and apart from the General Account. Chubb Life maintains records of all purchases and redemptions of Portfolio shares by each of the Divisions.


  DIVISIONS. The Policies presently offer six Divisions but may, in the future, add or delete Divisions. Each Division will invest exclusively in shares representing an interest in a Portfolio.

  Investment income and other distributions to each Division arising from the applicable underlying Portfolio increase the assets of the corresponding Division. The income and both realized and unrealized gains or losses on the assets of each Division are credited to or charged against that Division without regard to income, gains or losses from any other Division.

                                   THE FUNDS

  GENERAL. Separate Account C invests in shares of open-end, management investment companies (the "Funds") or their separate investment series (the "Portfolios") registered with the SEC under the 1940 Act. The Portfolios are maintained separately from the assets of the other Portfolios and each Portfolio has investment objectives and policies which are different from those of the other Portfolios. Thus, each Portfolio operates as a separate investment fund, and the income, gains or losses of one Portfolio has no effect on the investment performance of any other Portfolio.

  The Funds were organized primarily as investment vehicles for use in connection with variable annuity contracts and variable life insurance policies offered by one or more life insurance companies which may or may not be affiliated with Chubb Life.

  Although Chubb Life does not currently foresee any disadvantages to Policyowners arising out of variable life insurance separate accounts and variable annuity separate accounts investing in the Funds simultaneously, there is a possibility that a material conflict may arise between the interest of Separate Account C and one or more of the other separate accounts investing in the Funds. The Directors or Trustees of the Funds intend to monitor events in order to identify any material conflicts and to determine what action, if any, should be taken in response thereto. Material conflicts could result from, for example, (i) changes in state insurance laws, (ii) changes in Federal income tax laws, (iii) changes in the investment management of any Portfolio or (iv) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity owners.

  There can be no assurance that any of the Portfolios will achieve its stated objectives. The specialized nature of each Portfolio gives rise to significant differences in the relative investment potential and market and financial risks of each Portfolio. Policyowners should consider the unique features of each Portfolio before investing in any Portfolio. For more detailed information concerning each Portfolio, including a description of the investment risks, reference is made to the prospectuses for the Funds that accompany this Prospectus, or the Statements of Additional Information for the Funds, available on request.

  In some states, insurance regulations may restrict the availability of particular Portfolios.


  In the event of a material change in the investment policy of a Division or the Portfolio in which it invests, the Policyowners will be notified of the change. If the Policyowners have values in that Division, Chubb Life will transfer it without charge on request by the Policyowner to another Division or the General Account. Chubb Life must receive written request from the Policyowner within sixty (60) days of the later of: (a) the effective date of such change in the investment policy, or (b) the receipt of the notice of the Policyowner's right to transfer.

Separate Account C will purchase shares of the Funds at net asset value in connection with Net Premiums allocated to the Divisions in accordance with the

Policyowner's directions and will redeem shares of the Funds to process transfers, surrenders, partial withdrawals and generally to meet Policy obligations or make adjustments in reserves. The Funds will sell and redeem their shares at net asset value as of the date of receipt by Separate Account C of Net Premiums or notification by a Policyowner.


  CHUBB AMERICA FUND, INC. Chubb America Fund, Inc. is organized as a Maryland corporation and is registered as an open-end diversified management company under the 1940 Act. Chubb America Fund, Inc. currently has nine separate series each of which has different objectives; however, only three of these series are offered through the Policies. These series are the Money Market Portfolio, Bond Portfolio and Growth and Income Portfolio.


  The investment adviser to Chubb America Fund, Inc. is Chubb Investment Advisory Corporation ("Chubb Investment Advisory") which is a subsidiary of Chubb Life. Chubb Investment Advisory has in turn retained Chubb Asset Managers, Inc. ("Chubb Asset"), an affiliate of Chubb Life, to provide sub-investment advisory services for the Money Market Portfolio, Bond Portfolio and Growth and Income Portfolio.

  An investment advisory fee is charged monthly against each Portfolio by Chubb Investment Advisory at the annual rate of .75 percent of the average daily net asset value of the Growth and Income Portfolio and .50 percent of the average daily net asset value of the Money Market Portfolio and Bond Portfolio. These fees are reduced to .70 and .45 percent, respectively, of the average daily net asset value exceeding $200,000,000 and are further reduced to .65 and .40 percent, respectively, of the average daily net asset value exceeding $1,300,000,000. The compensation of Chubb Asset is at the annual rate of .35 percent of the average daily net asset value of the Money Market and Bond Portfolios and at the annual rate of .50 percent of the average daily net asset value of the Growth and Income Portfolio. These fees are reduced to .30 and .45, respectively, of the average daily net asset value exceeding $200,000,000 and are further reduced to .25 and .40 percent respectively, of the average daily net asset value exceeding $1,300,000,000. Chubb Investment Advisory is wholly responsible for paying such sub-investment management fees out of its investment advisory fees described above.


  CHUBB SERIES TRUST. Chubb Series Trust is organized as a Delaware business trust and is registered as an open-end diversified management company under the 1940 Act. Chubb Series Trust currently has five series each of which has different objectives; however, only three of these series are offered through the Policies. These series are the Resolute Equity Portfolio, Resolute Small Company Portfolio and Resolute International Equity Portfolio.

  The investment manager to the Chubb Series Trust is Chubb Investment Advisory. Chubb Investment Advisory has in turn retained Morgan Guaranty Trust Company of New York ("Morgan") to provide sub-investment advisory services to each Portfolio.

  An investment management fee is charged monthly against each Portfolio by Chubb Investment Advisory at the annual rate of .60 percent of the average daily net asset value of the Resolute Equity Portfolio, and .80 percent of the average daily net asset value of the Resolute Small Company Portfolio and the Resolute International Equity Portfolio. The compensation of Morgan is set at the annual rate of .40 percent of the average daily net asset value of the Resolute Equity Portfolio, and .60 percent of the average daily net asset value of the Resolute Small Company Portfolio and the Resolute International Equity Portfolio. Chubb Investment Advisory is solely responsible for paying such sub-investment advisory fees out of its investment management fee described above.

  INVESTMENT OBJECTIVES. The investment objectives of each Portfolio offered through the Policies are set forth below.

     CHUBB AMERICA FUND, INC.

  MONEY MARKET PORTFOLIO: to achieve the highest possible current income, consistent with preservation of capital and maintenance of liquidity, by investing primarily in short-term money market instruments other than commercial paper. AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

  BOND PORTFOLIO: to provide a stable level of income, consistent with limiting risk to principal, by investing primarily in high quality corporate debt securities and U.S. Government debt obligations.

  GROWTH AND INCOME PORTFOLIO: to seek long-term growth of capital by investing primarily in a wide range of equity issues that may offer capital appreciation and, secondarily, to seek a reasonable level of current income.

     CHUBB SERIES TRUST

  RESOLUTE EQUITY PORTFOLIO: to provide a high total return from a portfolio comprised of selected equity securities.

  RESOLUTE SMALL COMPANY PORTFOLIO: to provide a high total return from a portfolio of equity securities of small companies.


  RESOLUTE INTERNATIONAL EQUITY PORTFOLIO: to provide a high total return from a portfolio of equity securities of foreign corporations.


                                 THE POLICIES

  GENERAL. Each form of the Policy is designed to provide the Policyowner with lifetime insurance protection and flexibility in connection with the amount and frequency of premium payments and the level of life insurance proceeds payable under the Policy. Chubb Advisor I is an individual flexible premium variable life insurance policy which provides life insurance coverage on one Insured, with the Death Benefit payable upon the death of such Insured. Chubb Advisor II is a flexible premium survivorship variable life insurance policy which provides life insurance coverage on two Insureds, with a Death Benefit payable only when the last surviving Insured dies. The Policyowner is not required to pay scheduled premiums to keep a Policy in force but may, subject to certain limitations, vary the frequency and amount of premium payments. Moreover, subject to certain limitations, a Policy allows a Policyowner to adjust the level of life insurance payable under the Policy without having to purchase a new Policy by increasing or decreasing the Specified Amount. Thus, as insurance needs or financial conditions change, the Policyowner has the flexibility to adjust coverage and vary the premium payments. Death Benefits are payable under two options as described in "POLICY BENEFITS AND RIGHTS-Death Benefits".


  To purchase a Policy, a completed application must be submitted to Chubb Life through the agent selling the Policy. Applicants for insurance must furnish satisfactory evidence of insurability. An Insured under Chubb Advisor I must generally be between the ages of 0 and 80 and the Insureds under Chubb Advisor II must generally be between 40 and 85 with only one Insured over the age of 80. The Joint Equal Age of the Insureds under Chubb Advisor II cannot be over age
80. The smoking status of each Insured is reflected in the cost of insurance rates; provided, however, that under Chubb Advisor I distinctions between smokers and nonsmokers are only made for Insureds age 15 and over. Policies issued in certain States will not directly reflect the sex of the Insured in either the premium rates or the charges or values under the Policy. Accordingly, illustrations set forth in this Prospectus may differ for such Policies.


  The minimum Specified Amount at issue is $250,000. Chubb Life reserves the right to revise its rules from time to time to specify different minimum Specified Amounts at issue. If the Specified Amount applied for plus all other insurance in force which is underwritten by Chubb Life or its affiliates exceeds an amount which varies between $300,000 and $2,000,000 based on various factors, Chubb Life will reinsure all or a portion of the Policy. Acceptance of an application or revocation of a Policy during the contestable period is subject to Chubb Life's insurance underwriting rules and Chubb Life may, in its sole discretion, reject any application or related premium for any reason or contest a Policy.


  PAYMENT OF PREMIUMS. Premiums must be paid to Chubb Life at its home office or through an authorized agent of Chubb Life for forwarding to Chubb Life's home office. The initial premium may be wired to Chubb Life's bank upon notification that the application has been approved by Chubb Life. Subsequent premium payments may also be wired to Chubb Life's bank. The financial institution transmitting the wired funds may impose a charge for this service. In addition, Chubb Life has administrative procedures whereby premium payments in response to billing notices are sent directly to Chubb Life's bank. Unlike traditional insurance contracts, there is no fixed schedule of premium payments on a Policy either as to the amount or the timing of the payment. A Policyowner may determine within specified limits his or her own premium payment schedule. These limits will be set forth by Chubb Life and will include a minimum initial premium payment sufficient to keep the Policy in force for three months and may also include limits on the total amount and frequency of payments in each Policy year. No payment may be less than $250. In order to help the Policyowner obtain the insurance benefits desired, a Planned Periodic Premium and Premium Frequency will be stated in each Policy. This premium will usually be based upon the Policyowner's insurance needs and financial abilities, the current financial climate, the Specified Amount of the Policy, and the Insured's age, sex and risk class, as discussed with the agent. The Policyowner is not required to pay such premiums and failure to make any premium payment will not necessarily result in lapse of the Policy, provided the Policy's Cash Value, less Policy Debt, if any, is sufficient to pay monthly deductions. Conversely, adherence to the schedule of Planned Periodic Premiums will not assure that the Policy will remain in force. See "THE POLICIES -Policy Lapse".

the next succeeding day which is a Valuation Date. The Date of Receipt of a premium payment sent directly to Chubb Life's bank pursuant to a billing notice will be the date the payment is received at the bank and the value of any Division to which the payment is allocated will be determined as of such date provided such date is a Valuation Date; otherwise, such determination will be made on the next succeeding day which is a Valuation Date.


  TRANSFERS. Accumulation Value may be transferred among the Divisions and between the Divisions and the General Account. In addition to individual transfer requests, Policyowners may elect either a Dollar Cost Averaging feature or an Automatic Portfolio Re-Balancing feature which provides for systematic transfers as described below. Transfer requests may be made in writing or by telephone, assuming the proper telephone authorization form is on file with Chubb Life. The total amount transferred each time must be at least $250 unless a lesser amount constitutes the entire Accumulation Value in a Division or in the General Account. Accumulation Value transferred from one Division or from the General Account into more than one Division, and/or into the General Account, counts as one transfer. Similarly, transferring Accumulation Value from more than one Division, and/or the General Account, into one other Division or the General Account, counts as one transfer.


  Chubb Life currently permits 12 transfers per policy year without imposing a Transfer Charge. For transfers in excess of 12 in any policy year, a Transfer Charge of $50 to cover administrative costs will be imposed each time amounts are transferred and, unless otherwise specified by the Policyowner, will be deducted on a pro-rata basis from the Division or Divisions or the General Account into which the amount is transferred. However, no Transfer Charge will be imposed on the transfer of the initial Net Premium payments, plus interest earned, from the General Account to the Divisions on the Allocation Date or on loan repayments. No Transfer Charge will be imposed for transfers pursuant to the Dollar Cost Averaging or Automatic Portfolio Re-Balancing features. Currently, a Policyowner may make up to 24 transfers per policy year. Chubb Life reserves the right to revoke or modify transfer privileges and charges.

  At any time the Policyowner may transfer 100% of the Policy's Accumulation Value to the General Account and elect to have all future premium payments allocated to the General Account. While 100% of the Policy's Accumulation Value and all future premium payments are allocated to the General Account, the minimum period the Policy will be in force will be fixed and guaranteed. The minimum period will depend on the amount of Accumulation Value, the Specified Amount, the sex, the Attained Age, and rating class of the Insured at the time of transfer. The minimum period will decrease if the Policyowner subsequently elects to increase the Specified Amount, elects to surrender the Policy, or elects to make a withdrawal. The minimum period will increase if the Policyowner elects to decrease the Specified Amount, additional premium payments are received, or Chubb Life credits a higher interest rate or charges a lower cost of insurance rate than those guaranteed for the General Account.

  Except for transfers in connection with Dollar Cost Averaging, Automatic Portfolio Re-Balancing and loan repayments, transfers out of the General Account to the Divisions are permitted only once every 180 days and are limited in amount to the lesser of (a) 25% of the Accumulation Value in the General Account not being held as loan collateral or (b) $100,000. In addition, any other transfer rules, including minimum transfer amounts, also apply. Chubb

Life reserves the right to modify these restrictions.

  No Transfer Charge will be imposed for a transfer of all Accumulation Value in Separate Account C to the General Account. However, any transfer from the General Account to the Division(s) will be subject to the Transfer Charge, unless it is one of the first 12 transfers in a policy year and except for the transfer of the initial Net Premium payments, plus interest earned, from the General Account, loan repayments, and transfers pursuant to the Dollar Cost Averaging or Automatic Portfolio Re-Balancing features.


  Chubb Life reserves the right to refuse to accept or to place certain restrictions on transfers made by third-party agents acting on behalf of multiple Policyowners or made pursuant to market timing services when Chubb Life determines, in its sole discretion, that such transfers will be detrimental to the Portfolios and the Policyowners as a whole. Such transfers may cause increased trading and transaction costs, disruption of planned investment strategies, forced and unplanned portfolio turnover, and lost opportunity costs, and may subject the Portfolio to large asset swings that diminishes the Portfolio's ability to provide maximum investment return to all Policyowners.


  A feature called Dollar Cost Averaging is available to Policyowners under which a Policyowner deposits an amount, subject to a minimum of $3,000, in the Division investing in the Money Market Portfolio and elects to have a specified dollar amount (the "Periodic Transfer Amount") automatically transferred to one or more of the Divisions on a monthly, quarterly, or semi-annual basis. This feature allows Policyowners to systematically invest in the Divisions at various prices which may be higher or lower than the price a Policyowner would pay when investing the entire amount at one time and at one price. Each Periodic Transfer Amount is subject to a minimum amount of $250. A minimum of 1% of the Periodic Transfer Amount must be transferred to any specified Division. These amounts are subject to change at Chubb Life's discretion. If a transfer would reduce Accumulation Value in the Division investing in the Money Market Portfolio to less than the Periodic Transfer Amount, Chubb Life reserves the right to include such remaining Accumulation Value in the amount transferred. At the time a policyowner elects the Dollar Cost Averaging feature, an election is made between Fixed Amount Dollar Cost Averaging or Continuous Mode Dollar Cost Averaging. Under Fixed Amount Dollar Cost Averaging, the feature will continue until the Designated Amount has been transferred or the policyowner gives notification of cancellation of the feature prior to transfer of the entire Designated Amount. Once the Designated Amount has been transferred, the policyowner must complete a new Dollar Cost Averaging election form. Under Continuous Mode Dollar Cost Averaging, any amounts deposited into the Repository Account, and not just the Designated Amount, will be transferred. Dollar Cost Averaging is currently available at no charge to Policyowners. Although Chubb Life reserves the right to assess a charge, no greater than cost and with 30 days advance notice to Policyowners, it has no present intention to do so.

  An Automatic Portfolio Re-Balancing feature is also available to Policyowners. This feature provides a method for re-establishing fixed proportions between various types of investments on a systematic basis. Under this feature, the allocation between Divisions and the General Account will be automatically re-adjusted to the desired allocation, subject to a minimum of 1% per Division or General Account, on a quarterly, semi-annual or annual basis.

  A Policyowner may choose only one of the two features. Transfers and adjustments pursuant to each feature will occur on a Policy's Monthly Anniversary Date in the month in which the transaction is to take place or the next succeeding business day if the Monthly Anniversary Date falls on a holiday or a weekend. The applicable authorization form must be on file at Chubb Life before either feature may begin. Neither feature guarantees profits nor protects against losses. Transfers under these features do not count toward the 12 free transfers or the 24 transfers currently allowed per year. Chubb Life reserves the right to modify the terms and conditions of these features upon 30 days advance notice to Policyowners.


  TELEPHONE TRANSFERS, LOANS AND REALLOCATIONS. Policyowners may request by telephone transfers of Accumulation Value or reallocation of premiums (including allocation changes pursuant to existing Dollar Cost Averaging and Automatic Portfolio Re-Balancing programs), provided that the appropriate authorization form is on file with Chubb Life. Chubb Life may also, in its discretion, permit loans to be made by telephone, provided that the proper authorization form is on file with Chubb Life. During periods of heavy telephone transfers, implementing a telephone transfer may be difficult. If a Policyowner is unable to reach Chubb Life via telephone, the Policyowner should send a written request to Chubb Life via an express mailing service or via the Chubb Life telecopier machine at (603) 226-5155. (Any transfer requests received via telecopier are considered telephone transfers and are bound by the conditions outlined in the signed authorization form.) Chubb Life reserves the right to discontinue telephone transfers at any time without notice to the Policyowners. Procedures have been established that are reasonably designed to reduce the risk of unauthorized telephone transfers, loan requests or allocation changes. These procedures include requiring personal identification information, tape recording calls and providing written confirmations to Policyowners. However, there still exists some risk. Neither Chubb Life, Chubb Securities Corporation, nor any of their affiliates are liable for any loss resulting from unauthorized telephone transfers, loan requests or premium allocation changes if its procedures have been followed, and a Policyowner bears the risk of loss in such situation.


  POLICY LAPSE. Failure to make a premium payment on a Policy will not necessarily cause the Policy to lapse. The duration of a Policy depends upon its Cash Value. The Policy will remain in force so long as the Cash Value, less any outstanding Policy Debt, is sufficient to cover cost of insurance and any rider charges. In the event the Cash Value, less any outstanding Policy Debt, is insufficient to pay these monthly cost of insurance and rider charges ("monthly deduction") the Policyowner will be given a sixty-one day period ("grace period") within which to make a premium payment to avoid lapse. The premium required to avoid lapse must be sufficient in amount, after the deduction of the State Premium Tax Charge, the Federal DAC Tax Charge and the Sales Charge, to cover the monthly deduction for at least three policy months. This required premium will be set forth in a written notice which Chubb Life will send to the Policyowner thirty-one days prior to the end of the grace period. The Policy will continue in force through the grace period, but if no payment is forthcoming, the Policy will terminate without value at the end of the grace period. If the Insured under Chubb Advisor I or the last surviving Insured under Chubb Advisor II dies during the grace period, the Death Benefit payable under the Policy will be reduced by the amount of the monthly deduction due and unpaid and the amount of any outstanding Policy Debt. In addition, if the Cash Value of the Policy at any time should decrease so the aggregate amount of outstanding Policy Debt secured by the Policy exceeds the Cash Value shown in the Policy and an additional payment is not made within sixty-one days the Policy will lapse.

  REINSTATEMENT. If the Policy lapses, the Policyowner may reinstate the Policy. The terms of the original contract will apply upon reinstatement. The Accumulation Value, before payment of the required reinstatement premium, will equal the Accumulation Value on the date of termination. The policy year on reinstatement will be measured from the Policy Date. An application for reinstatement may be made any time within five years of lapse and before the Maturity Date, but satisfactory proof of insurability of the Insured under Chubb Advisor I or the Insureds or surviving Insured under Chubb Advisor II and payment of a reinstatement premium is required. The reinstatement premium, after deduction of the State Premium Tax Charge, the Federal DAC Tax Charge and the Sales Charge, must be sufficient to cover the monthly deduction for three policy months following the effective date of reinstatement. If a loan was outstanding at the time of lapse, Chubb Life will require, at the election of the Policyowner, repayment or reinstatement of the loan before permitting reinstatement of the Policy. The effective date will be the date of approval of the reinstatement application, which will be as of a Monthly Anniversary Date.

  POLICY "FREE LOOK". The Policyowner has a limited right to return a Policy for cancellation and a full refund of all premiums paid. Chubb Life will cancel the Policy if it is returned by mail or personal delivery to Chubb Life, or to the agent who sold the Policy, within 20 days after the delivery of the Policy to the Policyowner. Chubb Life will return to the Policyowner within seven days all payments received on the Policy. Prior to the Allocation Date the initial Net Premium will be held in Chubb Life's General Account; Chubb Life will retain any interest earned if the "free look" right is exercised.

                            CHARGES AND DEDUCTIONS


  PREMIUM CHARGES. Upon receipt of each premium payment and before allocation of payment among the Divisions and the General Account, Chubb Life will deduct a State Premium Tax Charge of 2.5% (which represents an average of actual premium taxes imposed), unless otherwise required by state law. Currently, the taxes imposed by States on premiums range up to 4% of premiums paid, while some States do not impose a premium tax. The 2.5% state premium tax charge may therefore be higher or lower than the actual premium tax imposed by states in which a particular Policyholder resides. Chubb Life will not increase this charge under outstanding Policies, but reserves the right to change this charge for Policies not yet issued in order to correspond with changes in the state premium tax levels. Chubb Life does not expect to derive a profit from this charge.

  Chubb Life will also deduct from each premium a charge currently equal to 1.25% to cover the estimated cost to Chubb Life of the Federal income tax treatment of the Policies' deferred acquisition costs ("Federal DAC Tax Charge"). Chubb Life has determined that this charge is reasonable in relation to Chubb Life's increased Federal income tax burden under the Code resulting from the receipt of premiums. Chubb Life will not increase this charge under outstanding Policies, but reserves the right, subject to any required regulatory approval, to change this charge for Policies not yet issued in order to correspond with changes in the DAC tax.


  Chubb Life will also deduct a Sales Charge of 3% from each premium payment to compensate Chubb Life for the cost of selling the Policy. The cost of selling the Policy includes, among other things, agents' commissions, commission overrides, advertising and the printing of prospectuses and sales literature. Under normal circumstances, the amount of this charge, plus the Surrender Charge discussed below, are expected to compensate Chubb Life for total sales expenses for that year. To the extent sales expenses in any one policy year are not recovered by this Sales Charge and the Surrender Charge imposed upon surrenders or withdrawals during the first five policy years, the sales expenses may be recovered from other sources, including surplus, which may include profits, if any, from the Mortality Risk Charge and the Expense Risk Charge.


  MONTHLY DEDUCTION. On each Monthly Anniversary Date and on the Policy Date, Chubb Life will deduct an Expense Risk Charge and an Administration Charge. The Administration Charge is deducted during the first twenty policy years only. These charges are calculated by taking the Accumulation Value as of each Monthly Anniversary Date and on the Policy Date and multiplying such Accumulation Value by a monthly factor equal on an annual basis to the following percentages:


                                                    Expense Risk  Administration
Accumulation Value                                      Charge        Charge
------------------                                      ------        ------
Less Than $250,000...............................       0.20%         0.10%
$250,000 But Less Than $1,000,000................       0.10%         0.10%
$1,000,000 or Greater............................       0.00%         0.10%


  The Expense Risk Charge is assessed to cover Chubb Life's expense risk under the Policies. Specifically, Chubb Life bears the risk that the actual cost incurred by it to administer the Policy will not be covered by charges assessed under the Policy.

  The Administration Charge is assessed to help defray administrative and related expenses actually incurred in the administration of the Policies and Separate Account C, and is not expected to be a source of profit. However, there is no direct relationship between the amount of the Administration Charge imposed on a given Policy and the amount of expenses directly attributable to that Policy. The administrative functions and expenses assumed by Chubb Life in connection with Separate Account C and the Policies include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of pricing prospectuses and sales literature not allocable to sales expense, filing and other fees.


  On each Monthly Anniversary Date and on the Policy Date, Chubb Life will also deduct from the Accumulation Value of a Policy an amount to cover certain charges and expenses incurred in connection with the Policy. In addition to expense risk and administration charges, the amount of the cost of insurance portion of the monthly deduction is equal to the cost of insurance for the Policy as described below, and the cost of any optional benefits added by rider. This amount will be allocated to one Division according to the Policyowner's instructions, or, if no Division has been specified, Chubb Life will deduct the amount pro rata from each of the Divisions and the General Account, excluding the amount held in the General Account as loan collateral, in which the Policyowner is invested. If the Division specified by the Policyowner does not have sufficient funds to cover the deduction amount, Chubb Life will deduct the charge for that month as if no specification were made.


  The cost of insurance is determined on a monthly basis, and is determined separately for the initial Specified Amount and each subsequent increase in the Specified Amount. The monthly current cost of insurance rate is based on the sex, Issue Age, including the joint equal age, policy year, smoking status and rating class of the Insured(s), Specified Amount, Death Benefit option and applicable corridor percentage.

  The cost of insurance is calculated as (i) multiplied by the result of (ii) minus (iii) where:

  (i) is the cost of insurance rate as described in the Cost of Insurance Rates provision contained in the Policy.

  (ii) is the Death Benefit at the beginning of the policy month divided by 1.00327374, to arrive at the proper values for the beginning of the month assuming the guaranteed interest rate of 4% that is applicable to the General Account portion of the Policy; and

  (iii) is the Accumulation Value at the beginning of the policy month.


  If the corridor percentage is applicable, the Death Benefit used in the foregoing calculation will reflect the corridor percentage. The Cost of Insurance Charge is not affected by the death of the first Insured to die under Chubb Advisor II.

  The monthly cost of insurance rate will be determined by Chubb Life based upon expectations as to future mortality experience, but can never exceed the rates shown in the table of Monthly Guaranteed Cost of Insurance Rates set forth in the Policy. Such guaranteed maximum rates are based on the Commissioner's 1980 Standard Ordinary Mortality Table.


  A guaranteed monthly accumulation value deduction adjustment will be calculated at the beginning subsequent policy year and subtracted from the cost of insurance for each month of that policy adjustment is in effect. The adjustment will be allocated between the Divisions in the same payments. The adjustment is calculated as (i) multiplied by the result of (ii) plus (iii) minus (iv), but not less than zero, where:


  (i) is .000333;


  (ii) is the amount held in Separate Account C at the beginning of the policy year;


  (iii) is the Type B loan balance at the beginning of the policy year; and


  (iv) is the Guideline Single Premium at issue under Section 7702 of the Code, increased on a pro-rata basis for any increase in Specified Amount. See "CASH VALUE BENEFITS - Policy Loans" for a description of Type B loans.

  The monthly deduction adjustment results from a reduction in Chubb Life's margin for profit and expenses. The adjustment is used to reduce these margins in situations where Chubb Life's risk is relatively less. The mortality risk is lessened when the Accumulation Value grows in size relative to the Death Benefit. The net amount at risk declines while the base on which the Mortality Risk Charge and the Expense Risk Charge are levied increases. This is the reason why the adjustment is applied to amounts in the Accumulation Value in excess of the threshold of item (iv) above.


  MORTALITY RISK CHARGE. Chubb Life will also assess a charge on a daily basis against each Division at an annual rate of .50% of the value of the Divisions to compensate Chubb Life for its assumption of certain mortality risks in connection with the Policy. (This charge is not imposed on amounts held in the General Account.) Specifically, Chubb Life bears the risk that the total amount of Death Benefit payable under the Policy will be greater than anticipated.


  SURRENDER CHARGE. Upon surrender during the first five policy years, Chubb Life will assess a contingent deferred sales charge.

The Surrender Charges are as follows:
-------------------------------------


                                                            Surrender Charge as
                                                            -------------------
Policy Year                                    Percentage of First Year Premiums
-----------                                    ---------------------------------
   0 - 1 .......................................................5.0%
  1+ - 2 .......................................................4.0%
  2+ - 3 .......................................................3.0%
  3+ - 4 .......................................................2.0%
  4+ - 5 .......................................................1.0%
     5+  .......................................................0.0%



There is no Surrender Charge assessed for surrender after the fifth policy year. A pro rata portion of any Surrender Charge will be assessed upon a withdrawal. The Policy's Accumulation Value will be reduced by the amount of any withdrawal plus any applicable pro-rata Surrender Charge.


  The Surrender Charge helps to compensate Chubb Life for the cost of selling the Policy, including the cost of advertising and the printing of the Prospectus and sales literature.


  ADMINISTRATIVE FEES. An administrative fee equal to $50 is imposed for each transfer among the Divisions or the General Account, after the first 12 transfers in a policy year and except for the transfer of the initial Net Premium payments, plus interest, from the General Account on the Allocation Date, loan repayments and transfers pursuant to the Dollar Cost Averaging and Automatic Portfolio Re-Balancing features. For withdrawals, an administrative fee equal to $50 will be charged. All administrative fees are no greater than the anticipated expenses of providing such services.

  OTHER CHARGES. Chubb Life also reserves the right to charge the assets of each Division to provide for any income taxes or other taxes payable by Chubb Life on the assets attributable to that Division. An investment advisory fee for services provided by the Funds' investment managers and sub-investment managers and certain other operating expenses are deducted from the assets of each Portfolio of the Funds. See "THE FUNDS". Chubb Life also reserves the right to charge an administrative fee, not to exceed $25, to cover the cost of preparing any illustrations of Death Benefits, Accumulation Values and Cash Values which may be requested by the Policyowner after the Policy Date.

                          POLICY BENEFITS AND RIGHTS

  DEATH BENEFITS. So long as it remains in force, Chubb Advisor I provides for the payment of life insurance proceeds upon the death of the Insured and Chubb Advisor II provides for a Death Benefit payable upon the death of the last surviving Insured. Proceeds will be paid to a named Beneficiary or contingent Beneficiary. One or more Beneficiaries or contingent Beneficiaries may be named. Life insurance proceeds may be paid in a lump sum or under an optional payment plan. (See "SETTLEMENT OPTIONS" below.) Proceeds of the Policy will be reduced by any outstanding Policy Debt and any due and unpaid charges and increased by any benefits added by rider. Proceeds that are payable in a lump sum will be increased to include interest as required by applicable state law. Proceeds will ordinarily be paid within seven days after Chubb Life receives due Proof of Death. Under Chubb Advisor II, due Proof of Death must also be submitted at the time of the first death.


  A Policyowner will make in the initial application two elections to determine the Death Benefit under the Policy. First, the Policyowner will choose one of two Death Benefit options offered under the Policy. Second, the Policyowner will choose the Death Benefit qualification test, which is the method for qualifying the Policy as a life insurance contract for purposes of Federal tax law. If no Death Benefit qualification test or option is designated, the guideline premium test under Option I, as described below, will be assumed by Chubb Life to have been selected.


  The amount of life insurance proceeds payable under a Policy will depend upon which of the two Death Benefit options offered under the Policy, as follows:


  OPTION I: For Policies issued pursuant to the cash value accumulation test, the Death Benefit equals the greater of the current Specified Amount or the Accumulation Value of the Policy at the date of death multiplied by the corridor percentage, as described below. For Policies issued pursuant to the guideline premium test, the Death Benefit equals the greater of the current Specified Amount or the Accumulation Value of the Policy at the date of death multiplied by the corridor percentage, as described below.


  OPTION II: The Death Benefit equals the current Specified Amount plus the Accumulation Value of the Policy on the date of death. For Policies issued pursuant to the cash value accumulation test, the Death Benefit will not be less than the Accumulation Value on the date of death multiplied by the corridor percentage. For Policies issued pursuant to the guideline premium test, the Death Benefit will not be less than the Accumulation Value multiplied by the corridor percentage.


  The Policyowner will also choose from two Death Benefit qualification tests are available under a Policy. ONCE ELECTED, THE DEATH BENEFIT QUALIFICATION TEST CANNOT BE CHANGED FOR THE DURATION OF THE POLICY. The available Death Benefit qualification tests are the cash value accumulation test and the guideline premium test.

  Generally, the cash value accumulation test requires that under the terms of a Policy, the Death Benefit must be sufficient so that the cash surrender value, as defined in Section 7702 of the Code, does not at any time exceed the net single premium required to fund the future benefits under the Policy. If the Accumulation Value under a Policy is at any time greater than the net single premium at the Insured's age and sex for the proposed Death Benefit, the Death Benefit will be increased automatically by multiplying the Accumulation Value by a "corridor percentage" computed in compliance with the Code. A list of representative corridor percentages is set forth in Appendix A to this Prospectus. The corridor percentages under the Policy vary according to the Age, sex, and underwriting classification of the Insured(s), and the resulting Death Benefit determined by using the corridor percentage will be at least equal to the amount required for the Policy to be deemed life insurance under Section 7702. The corridor percentage is calculated using a four percent interest rate or, if higher, the contractually guaranteed interest rate and using mortality charges specified in the prevailing Commissioner's standard table as of the time the Policy is issued.


  The guideline premium test limits the amount of premiums payable under a Policy to a certain amount for an Insured of a particular age and sex. The test also applies a prescribed "corridor percentage" to determine a minimum ratio of Death Benefit to Accumulation Value. A complete list of corridor percentages is set forth in Appendix B to this Prospectus.


  There are two main differences between the guideline premium test and the cash value accumulation test. First, the guideline premium test limits the amount of premium that may be paid into a Policy. No such limits apply under the cash value accumulation test. (However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to Chubb Life.) Second, the factors that determine the minimum Death Benefit relative to the Policy's Accumulation Value are different. Required increases in the minimum Death Benefit due to growth in Accumulation Value will generally be greater under the cash value accumulation test than under the guideline premium test. Policyowners who desire to pay premiums in excess of the guideline premium test limitations should elect the cash value accumulation test. Policyowners who do not desire to pay premiums in excess of the guideline premium test limitations should consider the guideline premium test. APPLICANTS FOR A POLICY SHOULD CONSULT A QUALIFIED TAX ADVISER IN CHOOSING A DEATH BENEFIT ELECTION.


  The following examples demonstrate the determination of Death Benefits under Options I and II for the cash value accumulation test and the guideline premium test. The examples show a Chubb Advisor I policy and a Chubb Advisor II policy, with the same Specified Amounts and Accumulation Values. The Chubb Advisor I example assumes a Policy was issued to a male, non-smoker Insured, Age 45 at the time of calculation of the Death Benefit and that there is no outstanding Policy Debt. The Chubb Advisor II example considers a Policy issued to one male and one female, both non-smokers, and both Age 45. The Policy is in its tenth policy year without any outstanding Policy Debt and with both insureds having attained age 55.


                                                 Chubb Advisor I

                                                     Cash Value Accumulation    Guideline Premium
                                                     -----------------------    -----------------
                                                              Test                    Test
                                                              ----                    -----
Specified Amount                                            $1,000,000              $1,000,000
Accumulation Value                                          $  500,000              $  500,000
Corridor Percentage                                                314%                    215%
Death Benefit Under Option I                                $1,570,000              $1,075,000
Death Benefit Under Option II                               $1,570,000              $1,500,000

                                          Chubb Advisor II
                                          ----------------

                                                       Cash Value Accumulation                    Guideline Premium
                                                       ------------------------------------------------------------------
                                                          Test                                           Test
                                                          ---------------------------------------------------
Specified Amount                                       $1,000,000                                      $1,000,000
Accumulation Value                                     $  500,000                                      $  500,000
Corridor Percentage                                           306%                                            150%
Death Benefit Under Option I                           $1,530,000                                      $1,000,000
Death Benefit Under Option II                          $1,530,000                                      $1,500,000



  After issue of the Policy, the Policyowner may change the Death Benefit selection from Option I to Option II or vice versa, by sending Chubb Life a written request for change. THE DEATH BENEFIT QUALIFICATION TEST, HOWEVER, MUST BE SELECTED AT THE TIME OF INITIAL APPLICATION, AND ONCE SELECTED, MAY NOT BE SUBSEQUENTLY CHANGED. The effective date of the change will be the first Monthly Anniversary Date that coincides with or next follows the Date of Receipt of such request. If the Death Benefit option is changed from Option II to Option I, the Specified Amount will be increased by the Policy's Accumulation Value on the effective date of the change. Conversely, if the Death Benefit option is changed from Option I to Option II, the Specified Amount will be decreased by the Policy's Accumulation Value on the effective date of the change. Evidence of insurability satisfactory to Chubb Life will be required on a change from Option I to Option II. A change in the Death Benefit option may not be made if it would result in a Specified Amount which is less than a minimum Specified Amount of $125,000. A change in Death Benefit options will affect the cost of insurance.


  After a Policy has been in force for one year, the Policyowner may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. The increase or decrease must be at least $125,000. To make a change, the Policyowner must send a written request and the Policy to Chubb's home office. Any change in the Specified Amount will affect a Policyowner's cost of insurance charge. An increase in the Specified Amount will affect the determination of the amount available for a Type A loan, as explained below, and will affect the monthly deduction adjustment if any. Decreases in the Specified Amount may affect the monthly deduction adjustment but will have no effect on the determination of the amount available for a Type A loan. Any decrease in the Specified Amount will become effective on the Monthly Anniversary Date after the Date of Receipt of the request. Any decrease in Specified Amount will first apply to coverage provided by the most recent Specified Amount increase, then to the next most recent increases successively and finally to the coverage under the original application. By applying decreases in this manner, savings, generally, may be realized by a Policyowner since additional costs and limitations associated with increases in Specified Amounts would be eliminated first. To apply for an increase in the Specified Amount, a supplemental application must be completed and evidence satisfactory to Chubb Life that each Insured is insurable must be submitted. Any approved increase in the Specified Amount will become effective on the date shown in the Supplemental Policy Specifications Page. Such increase will not become effective, however, if the Policy's Cash Value is insufficient to cover the deduction for the cost of the increased insurance for the policy month following the increase. Such an increase may require a payment or recommended increased future Planned Periodic Premiums.

  Under Chubb Advisor II, if the first death is by suicide and the surviving Insured is classified by Chubb Life as insurable on the Policy Date, Chubb Life will issue, upon request of the Policyowner and without evidence of insurability, an individual policy providing coverage on the life of the surviving Insured equal to the coverage on the Insureds for which premiums or cost of insurance was refunded.

  BENEFICIARIES. The original Beneficiaries and contingent Beneficiaries are designated by the Policyowner on the application. If changed, the primary Beneficiary or contingent Beneficiary is as shown in the latest change filed with Chubb Life. One or more primary or contingent Beneficiaries may be named in the application. In such case, the proceeds of the Policy will be paid in equal shares to the survivors in the appropriate beneficiary class unless requested otherwise by the Policyowner.

  POSTPONEMENT OF PAYMENTS. Payment of any amount upon surrender, withdrawal, policy loan, or benefits payable at death or maturity may be postponed whenever:
(i) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; (ii) the SEC by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practical or it is not reasonably practicable to determine the value of net assets in Separate Account C.

  ASSIGNMENT. Ownership of the Policy can be assigned or the Policy can be assigned as collateral security. Chubb Life must be notified in writing if the Policy has been assigned. Each assignment will be subject to any payments made or action taken by Chubb Life prior to its notification of such assignment. Chubb Life is not responsible for the validity of an assignment. A Policyowner's rights and the rights of the Beneficiary may be affected by an assignment.

  ILLUSTRATION OF BENEFITS AND VALUES. The Policyowner may request illustrations of Death Benefits, Accumulation Values and Cash Values at any time after the Policy Date. Illustrations will be based on the existing Accumulation Value and Cash Value at the time of the request and both the maximum and the then current costs of insurance rates. Although Chubb Life does not currently charge a fee for such illustrations, it reserves the right to charge an administrative fee, not to exceed $25, to cover the cost of preparing the illustrations.

  NON-PARTICIPATING POLICY. The Policy does not share in any surplus distributions of Chubb Life. No dividends are payable with respect to the Policy.

                              THE GENERAL ACCOUNT

POLICYOWNERS MAY ALLOCATE NET PREMIUMS AND TRANSFER ACCUMULATION VALUE TO THE GENERAL ACCOUNT. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS, AND CHUBB LIFE HAS BEEN

  GUARANTEED DEATH BENEFIT. The Policyowner may add a Guaranteed Death Benefit Rider to the Policy under which the Death Benefit is guaranteed to never be less than the Specified Amount provided that a cumulative minimum premium requirement is met. The premium requirement is based on Issue Age, sex, smoking status, underwriting class, Specified Amount and Death Benefit Option. If the Specified Amount is increased, an additional premium, based on Attained Age, will be required for such increase. There is a monthly charge for this Death Benefit Rider. See "Optional Insurance Benefits".

  COMBINED REQUESTS. Policyowners may combine requests for changes in the Specified Amount and the Death Benefit option and requests for withdrawals. The requirements and limitations that apply to each change will apply to the combined transactions, including any required evidence of insurability, Specified Amount and premium limitations, effectiveness on the Monthly Anniversary Date following the Date of Receipt of the request, and the sufficiency of Cash Value to keep the Policy in force for the month following the transaction.

  The effect of a combined transaction on the cost of insurance, the amount of the Death Benefit proceeds and the premium limitations will be the net result of such effects for each such transaction considered separately. Policyowners should consider the net result of a combined transaction in light of insurance needs, financial circumstances and tax consequences.

  MATURITY OF THE POLICY. As long as the Policy remains in force, Chubb Life will pay the Policy's Cash Value, less outstanding Policy Debt, if any, on the Maturity Date. Benefits at maturity may be paid in a lump sum or under an optional payment plan. The Maturity Date is the date shown in the Policy. To change the Maturity Date, a written request and the Policy must be sent to Chubb Life. The Date of Receipt for any request must be before the Maturity Date then in effect. The requested Maturity Date must be (i) on a policy anniversary, (ii) at least one year from the Date of Receipt of the request,
(iii) after the tenth policy year and (iv) on or before the policy anniversary nearest to the Insured's 100th birthday for Chubb Advisor I and the younger Insured's 100th birthday for Chubb Advisor II.

  OPTIONAL INSURANCE BENEFITS. Subject to certain requirements, one or more of the following optional insurance benefits may be added to a Policy by rider. More detailed information concerning such riders may be obtained from the agent selling the Policy. Additional riders, developed after the effective date of this Prospectus, may also be available as optional insurance benefits to the Policy. The agent selling the Policy should be consulted regarding the availability of any such additional riders. The cost of any optional insurance benefits will be deducted as part of the monthly deduction. See "CHARGES AND DEDUCTIONS."

  (a) GUARANTEED DEATH BENEFIT RIDER. This rider guarantees that the Policy will stay in force with a Death Benefit equal to the Specified Amount, even if the Cash Value less Policy Debt is not sufficient to pay the monthly deduction, provided that cumulative premiums paid, less loans and withdrawals, are greater than or equal to the guaranteed death benefit premium multiplied by the number of months the Policy has been in force. This cumulative premium requirement must be met at all times for the rider to stay in force. A monthly charge of

$.01 per $1,000 of Specified Amount will be deducted from the Policy's Accumulation Value.

  (b) AUTOMATIC INCREASE RIDER. This rider allows for scheduled annual increases in Specified Amount of from 1% to 7%, subject to certain limitations set forth in the rider. There is an annual charge per unit of Specified Amount which varies by Issue Age on Chubb Advisor I and by Joint Equal Age at issue on Chubb Advisor II.

  (c) POLICY EXCHANGE OPTION RIDER. This rider is available on Chubb Advisor II provided both Insureds are insurable. It allows Chubb Advisor II to be exchanged for two individual Chubb Advisor I policies, without evidence of insurability, each with a face amount equal to one half of the Death Benefit under Chubb Advisor II at the time of exchange, upon the Insureds' divorce or the occurrence of certain Federal tax law changes as specified in the rider. There is no charge for this rider.

  (d) EXTENSION OF MATURITY DATE RIDER. This rider allows the Policyowner to extend the original Maturity Date of the Policy under the terms set forth in the rider.


  (e) EXCHANGE OF INSURED RIDER. This benefit provides that the Policy may be exchanged for a reissued policy on the life of a substitute insured, subject to the conditions stated in the rider. See "FEDERAL TAX MATTERS."


  (f) TERMINAL ILLNESS ACCELERATED BENEFIT RIDER (AVAILABLE ONLY FOR CHUBB ADVISOR I). This benefit advances up to 50% of a Policy's eligible death benefit, subject to a $250,000 maximum per insured, if it is medically determined that the insured is terminally ill and has a life expectancy of six months or less, as defined in the rider. Upon the payment of the accelerated benefit payment, the amount of the Death Benefit, the Specified Amount, the Cash Value and the Accumulation Value are reduced by the same ratio as the requested portion of the Death Benefit bears to the original Death Benefit. Such reduction will be allocated among the General Account and the Divisions on a pro rata basis. While this benefit is offered at no additional premium cost or surrender charge, an actuarial discount as described in the rider, which reflects the early payment of amounts held under the Policy, will be deducted from the requested portion of the Death Benefit. In addition, Chubb Life imposes an administrative expense charge not to exceed the lesser of the actual cost of administering the exercise of the rider or $300. Chubb Life will deduct from the requested portion of the Death Benefit a prorated portion of any outstanding policy loans and any premiums which are unpaid within the grace period. Cost of insurance charges are adjusted to reflect the reduction in the Death Benefit. Future charges under the Policy will depend on whether a Waiver of Premium Disability Rider is in force. The addition of this Rider, or receipt of benefits under it, may result in certain tax consequences to a Policyowner. See "FEDERAL TAX MATTERS."


  (g) WAIVER OF SPECIFIED PREMIUM RIDER. This benefit provides for the payment by Chubb Life of a specified monthly premium into the Policy while the Insured is totally disabled, as defined in the rider.


  (h) WAIVER OF PREMIUM DISABILITY RIDER. This benefit provides for the waiver of monthly deductions while the Insured is totally disabled, as defined in the rider.

  SETTLEMENT OPTIONS. In addition to a lump sum payment of benefits under the Policy, any proceeds to be paid under the Policy may be paid in any of four methods. A settlement option may be designated by notifying Chubb Life in writing. A lump sum payment of proceeds under the Policy will be made if a settlement option is not designated. Any amount left with Chubb Life for payment under an optional payment plan will be transferred to the account of the Beneficiary in the General Account on the date Chubb Life receives written instructions. During the life of the Insured, the Policyowner may select a plan. If a payment plan has not been chosen at the time the Death Benefit becomes payable, a Beneficiary can choose a plan. If a Beneficiary is changed, the payment plan selection will no longer be in effect unless the Policyowner requests that it continue. An option may be elected only if the amount of the proceeds is $2,000 or more. Chubb Life reserves the right to change the interval of payments to 3, 6 or 12 months, if necessary, to increase the guaranteed payments to at least $20 each.

  OPTION A.

  INSTALLMENTS OF A SPECIFIED AMOUNT. Payments of an agreed amount to be made each month until the proceeds and interest are exhausted.

  OPTION B.

  INSTALLMENTS FOR A SPECIFIED PERIOD. Payments to be made each month for an agreed number of years.

  OPTION C.

  LIFE INCOME. Payments to be made each month for the lifetime of the payee. It is guaranteed that payments will be made for a minimum of 10, 15, or 20 years, as agreed upon.

  OPTION D.

  INTEREST. Payment of interest on the proceeds held by Chubb Life calculated at the compound rate of 3% per year. Interest payments will be made at 12, 6, 3 or 1 month intervals, as agreed upon.

  The interest rate for Options A, B, and D will not be less than 3% per year. The interest rate for Option C will not be less than 2 1/2% per year. Interest in addition to that stated may be paid or credited from time to time under any option, but only in the sole discretion of Chubb Life.


  Unless otherwise stated in the election of an option, the payee of policy benefits shall have the right to receive the withdrawal value under that option. For Options A and D, the withdrawal value shall be any unpaid balance of proceeds plus accrued interest. For Options B and C, the withdrawal value shall be the commuted value of the remaining payments. Such value will be calculated on the same basis as the original payments. To receive this value under Option C, the payee must submit evidence of insurability acceptable to Chubb Life. Otherwise, the withdrawal value shall be the commuted value of any remaining guaranteed payments. If the payee should be alive at the end of the guaranteed period, the payment will be resumed on that date. The payment will then continue for the lifetime of the payee.

  If a payee of policy benefits dies before the proceeds are exhausted or the prescribed payments made, a final payment will be made in one sum to the estate of the last surviving payee. The amount to be paid will be calculated as described for the applicable option in the Withdrawal Value provision of the Policy.

                       CALCULATION OF ACCUMULATION VALUE

  The Policy provides for an Accumulation Value, which will be determined on a daily basis. Accumulation Value is the sum of the values in the Divisions plus the value in the General Account. The Policy's Accumulation Value in the Divisions is calculated by units and unit values under the Policies, as described below. The Policy's Accumulation Value will reflect a number of factors, including the investment experience of the Divisions that are invested in the Portfolios, any additional net premiums paid, any withdrawals, any policy loans, and any charges assessed in connection with the Policy. Accumulation Values in Separate Account C are not guaranteed as to dollar amount.

  On the Allocation Date, the Accumulation Value in Separate Account C is the initial premium payments, reduced by the State Premium Tax Charge, the Federal DAC Tax Charge and the Sales Charge, plus interest earned prior to the Allocation Date, and less the monthly deduction for the first policy month. On the Allocation Date, the initial number of units credited to Separate Account C for the Policy will be established. At the end of each Valuation Period thereafter, the Accumulation Value in a Division is (i) plus (ii) plus (iii) minus (iv) minus (v) where:

   (i) is the Accumulation Value in the Division on the preceding Valuation Date multiplied by the net investment factor, as described below, for the current Valuation Period,

   (ii) is any Net Premium received during the current Valuation Period which is allocated to the Division,

   (iii) is all Accumulation Values transferred to the Division from another Division or the General Account during the current Valuation Period,

   (iv) is the Accumulation Values transferred from the Division to another Division or the General Account and Accumulation Values transferred to secure a Policy Debt during the current Valuation Period, and

   (v) is all withdrawals from the Division during the current Valuation Period.

  In addition, whenever a Valuation Period includes the Monthly Anniversary Date, the Accumulation Value at the end of such period is reduced by the portion of the monthly deduction allocated to the Division.

  The Policy's total Accumulation Value in Separate Account C equals the sum of the Policy's Accumulation Value in each Division thereof.

  UNIT VALUES. Units are credited to a Policyowner upon allocation of Net Premiums to a Division. Each Net Premium payment allocated to a Division will increase the number of units in that Division. Both full and fractional units are credited. The number of units and fractional units is determined by dividing the Net Premium payment by the unit value of the Division to which the payment has been allocated. The unit value of each Division is determined on each Valuation Date. The number of units credited will not change because of subsequent changes in unit value. The dollar value of each Division's units will vary depending upon the investment performance of the corresponding Portfolio.

  Certain transactions affect the number of units in a Division under a Policy. Loans, surrenders and withdrawals, withdrawal and transfer fees and charges, the Surrender Charge, and monthly deductions involve the redemption of units and will decrease the number of units. Transfers of Accumulation Value among Divisions will reduce or increase the number of units in a Division, as appropriate.

  The unit value of each Division's units initially under the Policies was $10.00. Thereafter, the unit value of a Division on any Valuation Date is calculated by multiplying (1) by (2) where:

     (1) is the Division's unit value on the previous Valuation Date; and

     (2) is the net investment factor for the Valuation Period then ended.

  The unit value of each Division's units on any day other than a Valuation Date is the unit value as of the next Valuation Date and is used for the purpose of processing transactions.

  NET INVESTMENT FACTOR. The net investment factor measures the investment experience of each Division and is used to determine changes in unit value from one Valuation Period to the next Valuation Period. The net investment factor for a Valuation Period is (i) divided by (ii) minus (iii) where:

   (i) is (a) the value of the assets of the Division at the end of the preceding Valuation Period, plus (b) the investment income and capital gains, realized or unrealized, credited to the assets of the Division during the Valuation Period for which the net investment factor is being determined, minus
(c) capital losses, realized or unrealized, charged against those assets during the Valuation Period, minus (d) any amount charged against the Division for taxes or any amount set aside during the Valuation Period by Chubb Life to provide for taxes attributable to the operation or maintenance of that Division, and

   (ii) is the value of the assets of the Division at the end of the preceding Valuation Period, and


   (iii) is a charge no greater than .0013665% on a daily basis. This corresponds to .50% on an annual basis for the Mortality Risk Charge.

                              CASH VALUE BENEFITS

  So long as it remains in force, the Policy provides for certain benefits prior to the Maturity Date. Subject to certain limitations, the Policyowner may at any time obtain Cash Value by surrendering the Policy or making withdrawals from the Policy. The Cash Value equals the Accumulation Value less any Surrender Charge. In addition, the Policyowner has certain policy loan privileges under the Policy.

  SURRENDER PRIVILEGES. As long as the Policy is in force, a Policyowner may surrender the Policy at any time by sending a written request along with the Policy to Chubb Life, or make a withdrawal from the Policy at any time by sending a written request to Chubb Life. See "FEDERAL TAX MATTERS-Policy Proceeds."

  The surrender value of the Policy equals the Cash Value less any outstanding Policy Debt. The amount payable upon surrender of the Policy is the surrender value at the end of the Valuation Period during which the request is received. The surrender value may be paid in a lump sum or under one of the optional payment plans specified in the Policy. Proceeds will generally be paid within seven days of the Date of Receipt of a request for surrender or withdrawal. See "POLICY BENEFITS AND RIGHTS-Settlement Options."

  A Policyowner can obtain a portion of the Policy's Cash Value by withdrawal of Cash Value from the Policy. A withdrawal from a Policy is subject to the following conditions:

   A. The amount withdrawn may not exceed the Cash Value less any outstanding debt.


   B. The minimum amount that may be withdrawn is $1,000.


   C. A charge equal to $50 will be deducted from the amount of each withdrawal.


  Withdrawals generally will affect the Policy's Accumulation Value, Cash Value and the life insurance proceeds payable under the Policy. The Policy's Cash Value will be reduced by the amount of the withdrawal. The Policy's Accumulation Value will be reduced by the amount of the withdrawal plus any applicable pro-rata Surrender Charge. Life insurance proceeds payable under the Policy will generally be reduced by the amount of the withdrawal plus any applicable pro-rata Surrender Charge, unless the withdrawal is combined with a request to maintain or increase the Specified Amount. See "POLICY BENEFITS AND RIGHTS-Combined Requests".


  Under Option I, which provides for life insurance proceeds equal to the greater of the Specified Amount or the Accumulation Value of the Policy at the date of death multiplied by the corridor percentage, the Specified Amount will be reduced by the plus any applicable pro-rata Surrender Charge. The Specified Amount remaining after a withdrawal $125,000. As a result, Chubb Life will not effectuate any withdrawal that would reduce the Specified Amount below these minimums. If increases in Specified Amount previously have occurred, a withdrawal will first reduce the Specified Amount of the most recent increase, then the most recent increases successively, then the coverage under the original application. If the life insurance proceeds payable under either Death Benefit option, both before and after the withdrawal, is the Accumulation Value multiplied by the corridor percentage, a withdrawal generally will result in a reduction in life insurance proceeds equal to the amount paid upon withdrawal, multiplied by the applicable corridor percentage then in effect.

  Under Option II, which provides for life insurance proceeds equal to the Specified Amount plus Accumulation Value, a reduction in Accumulation Value as a result of a withdrawal will typically result in a dollar per dollar reduction in the life insurance proceeds payable under the Policy.

  A Policyowner may allocate a withdrawal among the Divisions and the General Account. If no such allocation is made, a withdrawal will be allocated among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account, less any Policy Debt bears to the total Accumulation Value of the Policy, less any Policy Debt, on the date of withdrawal. See "FEDERAL TAX MATTERS-Policy Proceeds".

  POLICY LOANS. So long as the Policy remains in force, a Policyowner may borrow money from Chubb Life at any time after the first policy anniversary using the Policy as the only security for the loan. Loans have priority over the claims of any assignee or any other person. Generally, the maximum loan amount is 90% of the Cash Value at the end of the Valuation Period during which the loan request is received. The maximum amount which may be borrowed at any given time is the maximum loan amount reduced by any outstanding Policy Debt.

  Proceeds of policy loans ordinarily will be disbursed within seven days from the Date of Receipt of a request for a loan by Chubb Life, although payments may be postponed under certain circumstances. See "OTHER MATTERS-Postponement of Payments". Chubb Life may, in its discretion, permit loans to be made by telephone if the proper authorization form is on file with Chubb Life. So long as the Policy remains in force, the loan may be repaid in whole or in part without penalty at any time while an Insured is living.

  When a policy loan is made, a portion of the Policy's Accumulation Value sufficient to secure the loan will be transferred to the General Account. A policy loan removes the proceeds from the investment experience of Separate Account C which will have a permanent effect on the Accumulation Value and Death Benefit even if the loan is repaid. Any loan interest that is due and unpaid will also be so transferred. Accumulation Value equal to Policy Debt in the General Account will accrue interest daily at an annual rate of 6%. The Policyowner may allocate a policy loan among the Divisions and the General Account. If no such allocation is made the loan will be allocated among the Divisions and the General Account in the same proportion that the Accumulation Value in each Division and the Accumulation Value in the General Account less Policy Debt bears to the total Accumulation Value of the Policy, less Policy Debt, on the date of the loan.


  Chubb Life will charge interest on any outstanding policy loan with such interest compounded annually. There are two types of loans available. A Type A loan is charged the same interest rate as the interest credited to the amount of Accumulation Value held in the General Account to secure loans, which is an effective rate of 6% per annum. The amount available at any time for a Type A loan equals the maximum loan amount less the Guideline Single Premium at issue, as set forth in the Code, less any outstanding Type A loans. Any other loans are Type B loans. A Type B loan is charged an interest rate of 7.0%. It is possible for one loan request to result in both a Type A and a Type B loan. A request for a loan will be granted first as a Type A loan, to the extent available, and then as a Type B loan. Once a policy loan is granted, it remains a Type A or Type B until it is repaid. Increases in the Specified Amount will affect the determination of the amount available for a Type A loan; however, decreases in the Specified Amount will not have any such effect. Interest is due and payable at the end of each policy year, and any interest not paid when due becomes loan principal .

  Where applicable, loans are subject to conditions and requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"), as well as the terms of any retirement plan in connection with which the Policy has been purchased. The ERISA rules relating to loans are complex and vary depending on the individual circumstances of each Policy. Employers and Policyowners should consult with qualified advisers before exercising the loan privileges.

  Policy Debt equals the total of all outstanding policy loans and accrued interest on policy loans. If Policy Debt exceeds Cash Value, Chubb Life will notify the Policyowner and any assignee of record. A payment at least equal to the amount of excess Policy Debt above the Cash Value must be made to Chubb Life within 61 days from the date Policy Debt exceeds Cash Value, otherwise, the Policy will lapse and terminate without value. In such event, the Policyowner may be taxed on the total appreciation under the Policy. The Policy may, however, later be reinstated, subject to satisfactory proof of insurability and the payment of a reinstatement premium. See "THE POLICIES-Reinstatement".

  So long as the Policy remains in force, Policy Debt may be repaid in whole or in part at any time during an Insured's life. If there is any existing Policy Debt, premium payments in the amount of the Planned Periodic Premium, received at the Premium Frequency, will be applied as premium. Premium payments in excess of the Planned Periodic Premium or premium payments received other than at the Premium Frequency, will first be applied as policy loan repayments, then as premium when the Policy Debt is repaid. For Policyowners with both Type A and Type B loans, repayments of the loan will be applied first to Type B loans and then to Type A loans. Upon repayment, the Policy's Accumulation Value securing the repaid portion of the debt in the General Account will be transferred to the Divisions and the General Account using the same percentages used to allocate Net Premiums. Any outstanding Policy Debt is subtracted from life insurance proceeds payable at the Insured's or last surviving Insured's death, from Accumulation Value upon surrender, and from Cash Value payable at maturity.

                                 OTHER MATTERS

  VOTING PRIVILEGES. To the extent required by law, Chubb Life will vote the Portfolio shares held in the various Divisions at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in Separate Account C. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change and, as a result, Chubb Life determines that it is permissible to vote the Portfolio shares in its own right, it may elect to do so. The number of votes on which each Policyowner has the right to instruct will be determined by dividing the Policy's Accumulation Value in a Division by the net asset value per share of the corresponding Portfolio in which the Division invests, or as otherwise required by law. Fractional shares will be counted. The number of votes on which the Policyowner has the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Fund. Chubb Life will vote Fund shares as to which no instructions are received in proportion to the voting instructions which are received with respect to all Policies participating in the Fund in accordance with applicable law. Each person having a voting interest will receive proxy material, reports and other materials relating to the Fund. The shares held by Chubb Life, including shares for which no voting instructions have been received, shares held in Separate Account C representing charges imposed by Chubb Life against Separate Account C under the Policies and shares held by Chubb Life that are not otherwise attributable to Policies, will also be voted by Chubb Life in proportion to instructions received from the owners of variable life insurance policies funded through Separate Account C. Chubb Life reserves the right to vote any or all such shares at its discretion to the extent consistent with then current interpretations of the 1940 Act and rules thereunder.

  Chubb Life may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment objective of the Fund or disapprove an investment advisory contract of the Fund. In addition, Chubb Life may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of the Fund if Chubb Life reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities or Chubb Life determined that the change would be inconsistent with the investment objectives of Separate Account C or would result in the purchase of securities for Separate Account C which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by Chubb Life or any affiliate of Chubb Life which have similar investment objectives. In the event that Chubb Life does disregard voting instructions, a summary of that action and the reason for such actions will be included in the next semi-annual report to the Policyowner.

  ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS. Chubb Life reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares held by any Division or which any Division may purchase. If shares of a Portfolio should no longer be available for investment or if, in the judgment of Chubb Life's management, further investment in shares of a Portfolio should become inappropriate in view of the purposes of the Policy, Chubb Life may substitute shares of any other investment company for shares already purchased, or to be purchased in the future under the Policies. No substitution of securities will take place without notice to and consent of Policyowners and without prior approval of the SEC, all to the extent required by the 1940 Act. Any surrender by a Policyowner due to a change in a Portfolio's investment policy will incur any applicable Surrender Charges.

  Portfolio shares are subject to certain investment restrictions which may not be changed without the approval of the majority of the holders of such Portfolio. See the accompanying Prospectuses for the Funds.

  ANNUAL REPORT. At least once each policy year, Chubb Life will send a report to the Policyowner which shows the current Accumulation Value, Cash Value, premiums paid and all charges incurred as well as the balance of outstanding policy loans for the entire 12 months of the previous calendar year. The first annual report sent to Policyowners will only reflect those months of the previous calendar year during which the Policy was in effect. Chubb Life will also send to the Policyowner the reports required by the 1940 Act.

  CONFIRMATION. Confirmation notices (or other appropriate notification) will be mailed promptly at the time of the following transactions:

 (1)  policy issue;

 (2)  receipt of premium payments;

 (3)  initial allocation among Divisions on the Allocation Date;

 (4)  transfers among Divisions;

 (5)  change of premium allocation;

 (6)  change between Death Benefit Option I and Option II;

 (7)  increases or decreases in Specified Amount;

 (8)  withdrawals, surrenders or loans;

 (9)  receipt of loan repayments;

(10)  reinstatements; and

(11)  redemptions due to insufficient funds.

  LIMITATION ON RIGHT TO CONTEST. Chubb Life will not contest or revoke the insurance coverage provided under the Policy, except for any subsequent increase in Specified Amount, after the Policy has been in force during the lifetime of each Insured for a period of two years from the date it is issued or reinstated. Any increase in the Specified Amount will not be contested after such increase has been in force during the lifetime of each Insured for two years following the effective date of the increase. Any increase will be contestable within the two year period only with regard to statements concerning this increase.

  MISSTATEMENTS. If the age or sex of an Insured has been misstated in an application, including a reinstatement application, Chubb Life will adjust the benefits payable to reflect the correct age or sex.

  SUICIDE. The Policy does not cover the risk of suicide within two years from the date the Policy is issued or two years from the date of any increase in Specified Amount with respect to such increase, whether the Insured is sane or insane, unless otherwise specified by state law. In the event of suicide of any Insured within two years of the date the Policy is issued, the only liability of Chubb Life will be a refund of premiums paid, without interest, less any Policy Debt and less any withdrawal. In the event of suicide by any Insured within two years of an increase in Specified Amount, the only liability of Chubb Life with respect to the increase will be a refund of the cost of insurance for such increase.

     Under Chubb Advisor II, if the first death is by suicide and the surviving Insured is classified by Chubb Life as insurable on the Policy Date, Chubb Life will issue, upon request of the Policyowner and without evidence of insurability, an individual policy providing coverage on the life of the surviving Insured equal to the coverage on the Insureds for which premiums or cost of insurance was refunded.

     Beneficiaries. The original Beneficiaries and contingent Beneficiaries are designated by the Policyowner on the application. If changed, the primary Beneficiary or contingent Beneficiary is as shown in the latest change filed with Chubb LIfe. One or more primary or contingent Beneficiaries may be named in the application. In such case, the proceeds of the Policy will be paid in equal shares to the survivors in the appropriate beneficiary class unless requested otherwise by the Policyowner.

     Postponement of Payments. Payment of any amount upon surrender, withdrawal, policy loan, or benefits payable at death or maturity may be postponed whenever: (i) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; (ii) the SEC by order permits postponement for the protection of Policyowners; or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practical or it is not reasonably practicable to determine the value of net assets in Separate Account C.

     Assignment. Ownership of the Policy can be assigned or the Policy can be assigned as collateral security. Chubb Life must be notified in writing if the Policy has been assigned. Each assignment will be subject to any payments made or action taken by Chubb Life prior to its notification of such assignment. Chubb Life is not responsible for the validity of an assignment. A Policyowner's rights and the rights of the Beneficiary may be affected by an assignment.

     Illustration of Benefits and Values. The Policyowner may request illustrations of Death Benefits, Accumulation Values and Cash Values at any time after the Policy Date. Illustrations will be based on the existing Accumulation Value and Cash Value at the time of the request and both the maximum and then current costs of insurance rates. Although Chubb Life does not currently charge a fee for such illustrations, it reserves the right to charge an administrative fee, not to exceed $25, to cover the cost of preparing the illustrations.

     Non-Participating Policy. The policy does not share in any surplus distributions of Chubb Life. No dividends are payable with respect to the Policy.

                              THE GENERAL ACCOUNT

POLICYOWNERS MAY ALLOCATE NET PREMIUMS AND TRANSFER ACCUMULATION VALUE TO THE GENERAL ACCOUNT. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS
IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE GENERAL ACCOUNT HAS NOT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS, AND CHUBB LIFE HAS BEEN

ADVISED THAT THE STAFF OF THE SEC HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS RELATING TO THE GENERAL ACCOUNT. DISCLOSURES REGARDING THE GENERAL ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF TEH FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

  GENERAL DESCRIPTION. The General Account consists of all assets owned by Chubb Life other than those in Separate Account C and other separate accounts which have been or may be established by Chubb Life. Subject to applicable law, Chubb Life has sole discretion over the investment of the assets of the General Account.

  A Policyowner may elect to allocate Net Premiums to the General Account or to transfer Accumulation Value to or from the Divisions and the General Account. The allocation or transfer of funds to the General Account does not entitle a Policyowner to share in the investment experience of the General Account. Instead, Chubb Life guarantees that Accumulation Value in the General Account will accrue interest daily at an effective annual rate of at least 4%, independent of the actual investment experience of the General Account. Chubb Life is not obligated to credit interest at any higher rate, although Chubb Life may, in its sole discretion, do so.

  If the Policy issued as applied for is not accepted or the "free look" is exercised, no interest will be credited and Chubb Life will retain any interest earned on the initial Net Premium.

  GENERAL ACCOUNT ACCUMULATION VALUE. The Accumulation Value in the General Account on the Allocation Date is equal to the portion of the Net Premium payments, plus interest earned, which have been paid and allocated to the General Account, less the portion of the first monthly deduction allocated to the General Account.

  Chubb Life guarantees that interest credited to each Policyowner's Accumulation Value in the General Account will not be less than an effective annual rate of at least 4%. Chubb Life may, IN ITS SOLE DISCRETION, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4% per year, and might not do so. ANY INTEREST CREDITED ON THE POLICY'S ACCUMULATION VALUE IN THE GENERAL ACCOUNT IN EXCESS OF THE GUARANTEED RATE OF 4% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF CHUBB LIFE. THE POLICYOWNER ASSUMES THE RISK THAT INTEREST CREDITED MAY NOT EXCEED THE GUARANTEED MINIMUM RATE OF 4% PER YEAR. Accumulation Value in the General Account that equals indebtedness will be credited interest daily at an effective annual rate of 6%. The Accumulation Value in the General Account will be calculated on each Monthly Anniversary Date of the Policy, or on any other date with consistent adjustments.

  Chubb Life guarantees that, at any time prior to the Maturity Date, the Accumulation Value in the General Account will not be less than the amount of the Net Premiums allocated or Accumulation Value transferred to the General Account, plus interest at the rate of 4% per year, plus any excess interest which Chubb Life credits and any amounts transferred into the General Account, less the sum of all charges allocable to the General Account and any amounts deducted from the General Account in connection with withdrawals or transfers to Separate Account C.

  DETERMINATION OF CHARGES. The portion of the monthly deduction attributable to the General Account will be determined as of the actual Monthly Anniversary Date, even if the Monthly Anniversary Date does not fall on a Valuation
Date.

                          DISTRIBUTION OF THE POLICY

  The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for Chubb Life, are also registered representatives of Chubb Securities Corporation, the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. Chubb Securities Corporation is a New Hampshire corporation organized in 1969. Chubb Securities Corporation is registered with the SEC under the Securities and Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Each broker-dealer with whom Chubb Securities Corporation has executed a selling agreement will receive as a commission the full charge of 3% imposed on premiums. Compensation to selling broker-dealers may also include a trail commission of up to a maximum of
 .25% of Accumulation Value. Any such broker-dealers will be registered under the Securities Exchange Act of 1934 and their representatives selling the Policies will be authorized under applicable insurance laws and regulations to sell insurance products of this type. It is not expected that the compensation paid by Chubb Life in connection with such sales will exceed that described above for sales by Chubb Securities Corporation's registered representatives.

  Chubb Life and Separate Account C have entered into a Distribution Agreement with Chubb Securities Corporation which continues until terminated by any party on 60 days notice. Chubb Securities Corporation is not obligated to sell any specified amount of Policies and may not assign its responsibilities under the Distribution Agreement. Chubb Life reimburses Chubb Securities Corporation for its expenses under the Distribution Agreement.

  Chubb Securities Corporation is engaged in the sale and distribution of various other securities, including other flexible premium variable life policies. It acts as principal underwriter for other flexible premium variable life policies and variable annuity contracts issued by Chubb Life (and its affiliated insurance companies) and for the Chubb America Fund, Inc., and the Chubb Investment Funds, Inc. mutual funds. It sells a number of mutual fund shares as well as shares of other securities and limited partnership interests in both public and private limited partnerships. Mutual fund shares available for sale by Chubb Securities Corporation are sold pursuant to non-exclusive selling agreements with the distributors of the mutual funds.

  GROUP OR SPONSORED ARRANGEMENTS. Policies may be purchased under group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases individual Policies covering a group of individuals on a group basis. Examples of such arrangements are employer-sponsored benefit plans and deferred compensation plans. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of Policies on an individual basis.

  Chubb Life may reduce the following types of charges for Policies issued in connection with group or sponsored arrangements: the Sales Charge, the cost of insurance charge, surrender or withdrawal charges, administrative charges for withdrawal or transfer, the Administration Charge, the guaranteed death benefit charge and charges for optional rider benefits.

  Chubb Life may also issue Policies in connection with group or sponsored arrangements on a "non-medical" or guaranteed issue basis. Due to the underwriting criteria established for Policies issued on a non-medical, guaranteed issue basis, actual monthly cost of insurance charges may be higher than the current cost of insurance charges under otherwise identical Policies that are medically underwritten. In addition, Chubb Life may also specify different minimum Specified Amounts at issue for Policies issued in connection with group or sponsored arrangements.

  Certain charges or underwriting requirements set forth in this Prospectus may also be reduced or eliminated for Policies issued in connection with an exchange of another Chubb Life policy or contract or policies or contracts of any affiliates of Chubb Life.

  The amounts of any reduction, the charges to be reduced, the elimination or modification of underwriting requirements, and the criteria for applying a reduction or modification will generally reflect the reduced sales and administrative effort, costs and differing mortality experience appropriate to the circumstances giving rise to the reduction or modification. The charges will be reduced in accordance with Chubb Life's company practice in effect when the Policy is issued. The elimination or modification of underwriting requirements will be done in accordance with Chubb Life's administrative procedures with respect to underwriting when the Policy is issued. Reductions and modifications will not be made where prohibited by applicable law and will not be unfairly discriminatory against any person including the purchasers to whom the reduction or modification applies and all other Owners of the Policy.

                           MANAGEMENT OF CHUBB LIFE

                Executive Officers and Directors of Chubb Life

                                  Directors

                                  Principal Occupation and
      Name                        Business Address
--------------------------------------------------------------------------------
     *Percy Chubb, III........... Vice Chairman
                                  The Chubb Corporation
                                  (also serves as Vice Chairman of
                                  Chubb Life Insurance Company of America)
                                  15 Mountain View Road
                                  P.O. Box 1615
                                  Warren, New Jersey 07061-1615
      Joel J. Cohen.............. Managing Director
                                  Donaldson, Lufkin & Jenrette Securities
                                  Corporation
                                  140 Broadway, 49th Floor
                                  New York, NY 10005
      Henry U. Harder............ Retired, Former Chairman
                                  The Chubb Corporation
                                  15 Mountain View Road
                                  P.O. Box 1615
                                  Warren, New Jersey 07061-1615
      David H. Hoag.............. Chairman, President & CEO
                                  The LTV Corporation
                                  25 West Prospect Avenue
                                  Cleveland, OH 44115
      Robert V. Lindsay.......... Former President
                                  J.P. Morgan & Co., Inc.
                                  Altamont Road
                                  Millbrook, NY 12545
      Thomas C. MacAvoy.......... Professor
                                  Darden Graduate School of Business
                                  Administration
                                  University of Virginia
                                  Box 6550
                                  Charlottesville, VA 22906-6550
      Gertrude G.  Michelson..... Senior Vice President
                                  R.H.  Macy & Co., Inc.
                                  Herald Square-13th Floor
                                  New York, NY 10001
     *Dean R. O'Hare............. Chairman and President
                                  The Chubb Corporation
                                  (also serves as Chairman of Chubb Life
                                  Insurance Company of America)
                                  15 Mountain View Road
                                  P.O. Box 1615
                                  Warren, NJ 07061-1615

      Warren B. Rudman........... Partner
                                  Paul, Weiss, Rifkind, Wharton & Garrison
                                  1615 L Street, N.W.,
                                  Suite 1300
                                  Washington, D.C. 20036
      Sir David G. Scholey, CBE.. Chairman
                                  S.G. Warburg Group plc
                                  One Finsbury Avenue
                                  London EC2M 2PA England
      Raymond G.H. Seitz......... Former Ambassador of the United States of
                                  America
                                  10 Trevor Square

                                  London SW7 IDT, England
      Lawrence M. Small.......... President and Chief Operating Officer
                                  Federal National Mortgage Association
                                  3900 Wisconsin Avenue, N.W.
                                  Washington, DC 20016
      Richard D. Wood............ Former Chairman
                                  Eli Lilly and Company
                                  Lilly Corporate Center
                                  Indianapolis, IN 46285
------
* Executive Officer of Chubb Life

                   Executive Officers (Other Than Directors)
Name
-----------------------
Theresa M. Stone....... President and Chief Executive Officer
David S. Fowler........ Vice Chairman
Randell G. Craig....... Executive Vice President and Chief Operating Officer
Richard V. Werner...... Executive Vice President and Chief Financial Officer
Ronald R. Angarella.... Senior Vice President
Frederick H. Condon.... Senior Vice President, General Counsel and Secretary
Charles C. Cornelio.... Senior Vice President and Chief Administrative Officer
Vincent G. Mace, Jr. .. Senior Vice President and Group Actuary
Michael O'Reilly....... Senior Vice President
Warren L. Reynolds..... Senior Vice President
Arthur V. Anderson........... Vice President
Douglas H. Blampied.......... Vice President
Thomas M. Bodrogi............ Vice President
Mark Connolly................ Vice President
Edwin E. Creter.............. Vice President

Ronald H. Emery.............. Vice President
J. Michael Gannon............ Vice President and Counsel
Ned I. Gerstman.............. Vice President
Glenn Hilsinger.............. Vice President
Donald M. Kane............... Vice President
Patrick A. Lang.............. Vice President
Deborah A. Leitch............ Vice President
Sandra M. MacIntyre.......... Vice President
Edward C. MacKenzie.......... Vice President
Justin J. Manjorin........... Vice President
Donna L. Metcalf............. Vice President
Christopher J. Moakley....... Vice President
Thomas E. Murphy, Jr. M.D. .. Vice President and Associate Medical Director
Herbert B. Olson............. Vice President and Group Actuary
Richard D. Reed.............. Vice President
Robert R. Rodgers............ Vice President
Russell C. Simpson........... Vice President and Treasurer
James S. Smith............... Vice President
William A. Spencer........... Vice President
John A. Thomas............... Vice President
Ernest J. Tsouros............ Vice President
David G. Underwood, MD....... Vice President and Medical Director
John W. Wells................ Vice President

  The officers and employees of Chubb Life who have access to the assets of Separate Account C are covered by a fidelity bond issued by Aetna Casualty and Surety Company in the amount of $35,000,000.

                        STATE REGULATION OF CHUBB LIFE

  Chubb Life Insurance Company of America is governed under the laws of the state of New Hampshire and is subject to regulation by the Insurance Commissioner of New Hampshire. An annual statement is filed with the New Hampshire Insurance Commissioner on or before March 1 of each year covering the operations and reporting on the financial condition of Chubb Life as of December 31 of the preceding year. Periodically, the Commissioner examines the assets and liabilities of Chubb Life and Separate Account C and verifies their adequacy and a full examination of Chubb Life's operations is conducted by the Commissioner at least every five years.

  In addition, Chubb Life is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

                              FEDERAL TAX MATTERS

  TAX CONSIDERATIONS. The following description is a brief summary of some of the tax rules, primarily related to Federal income taxes under the Code, which, in the opinion of Chubb Life, are currently in effect and is not intended as tax advice. Chubb Life believes that, as discussed below, the Policy will in general receive favorable tax treatment under the Code. Because there are issues as to which the law is still developing or may change, however, and because this information is not intended as tax advice, Chubb Life recommends that the Policyowner or prospective Policyowner rely only on the advice of a qualified tax adviser.

  POLICY PROCEEDS. The Policy contains provisions not found in traditional life insurance policies providing only for fixed benefits. However, under the Code, the Policy should qualify as a life insurance contract for Federal income tax purposes, with the result that all Death Benefits paid under the Policy will generally be fully excludable from the gross income of the Policy's Beneficiary for Federal income tax purposes and, as long as the Policy remains in force, income earned on the Policy will not be subject to Federal income tax unless and until there is a distribution from the Policy. Policyowners should consult with their own tax advisers in this regard.

  The Federal income tax treatment of a distribution from the Policy will depend on whether a Policy is a life insurance policy and also if it is determined to be a "modified endowment contract," as defined by the Code. Chubb Life will notify a Policyowner if the amount of premiums paid in would cause a Policy to be a modified endowment contract and will allow a refund of the excess premium. Thus, the Policyowner may choose to have the Policy treated as a modified endowment contract.

  A modified endowment contract is a life insurance policy which fails to meet a "seven-pay" test. In general, a policy will fail the seven-pay test if the cumulative amount of premiums paid under the policy at any time during the first seven policy years exceeds a calculated premium level. The calculated seven-pay premium level is based on a hypothetical policy issued on the same insured persons and for the same initial death benefit which, under specified conditions (which include the absence of expense and administrative charges), would be fully paid for after seven years. Your policy will be treated as a modified endowment unless the cumulative premiums paid under your policy, at all times during the first seven policy years, are less than or equal to the cumulative seven-pay premiums which would have been paid under the hypothetical policy on or before such times.

  seven-pay premium level is based on a hypothetical policy issued on the same insured persons and eath benefit which, under specified conditions (which include the absence of expense and admini be fully paid for after seven years. Your policy will be treated as a modified endowment unless paid under your policy, at all times during the first seven policy years, are less than or equal pay premiums which would have been paid under the hypothetical policy on or before such times.

  Whenever there is a "material change" under a policy, it will generally be treated as a new contract for purposes of determining whether the policy is a modified endowment, and subject to a new seven-pay premium period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a downward adjustment formula, the Policy Account Value of the policy at the time of such change. A materially changed policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change could occur as a result of a change in death benefit option, the selection of additional benefits, the restoration of a terminated policy and certain other changes.

  If the benefits under your policy are reduced, for example, by requesting a decrease in Face Amount, or in some cases by making partial withdrawals, terminating additional benefits under a rider, changing the death benefit option, or as a result of policy termination, the calculated seven-pay premium level will be redetermined based on the reduced level of benefits and applied retoractively for purposes of the seven-pay test. If the premiums previously paid are greater than the recalculated seven-pay premium level limit, the policy will become a modified endowment. Generally, a life insurance policy which is received in exchange for a modified endowment or a modified endowment which terminates and is restored, will also be considered a modified endowment.

  If a Policy is deemed to be a modified endowment contract, any distribution from the Policy will be taxed in a manner comparable to distributions from annuities (i.e., on an "income-first" basis); distributions for this purpose include a loan or partial withdrawal. Any such distributions will be considered taxable income to the extent Accumulation Value under the Policy exceeds investment in the Policy.

  A 10% penalty tax will apply to the taxable portion of such a distribution. No penalty will apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability which can be expected to result in death or to be of indefinite duration or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his beneficiary.

  To the extent a Policy becomes a modified endowment contract, any distribution, including any loan, which occurs in the policy year it becomes a modified endowment contract and in any year thereafter, will be taxable income to the policyowner. Also, any distributions within two years before a Policy becomes a modified endowment contract will also be income taxable to the policyowner. The Secretary of the Treasury has been authorized to prescribe rules which would similarly treat other distributions made in anticipation of a policy becoming a modified endowment contract. For purposes of determining the amount of any distribution includable in income, all modified endowment contract policies that fail the above-described tests which are issued by the same insurer, or its affiliates, to the same policyowner during any calendar year are treated as one contract. The Secretary of the Treasury is also authorized to issue regulations in this connection.

  In addition to the distribution rules for modified endowment contracts, the Code and proposed regulations thereunder require that reasonable mortality and other charges be used in satisfying the definition of life insurance. The death benefit under a policy which meets this definition will continue to be excluded from the beneficiary's gross income. Chubb Life believes that the Policies meet this definition. However, there is uncertainty as to the meaning of "reasonable mortality charges" and resultant uncertainties as to Chubb Advisor II's qualification if a different definition is adopted by the Treasury Department. As long as a policy does not violate the tests described above, it will not fail to meet the tests of the Code and the general tax provisions described herein still apply.

  The foregoing summary does not purport to be complete or to cover all situations, and, as always, there is some degree of uncertainty with respect to the application of the current tax laws. In particular, prior to the issuance of final regulations or other clarifications under certain sections of the Code, there may be some uncertainties about the tax treatment of the Policy with respect to the mortality charges, substandard risks and any extension of the Maturity Date. In addition to the provisions discussed above, the United States Congress may consider other legislation which, if enacted, could adversely affect the tax treatment of life insurance policies. Also, the Treasury Department may amend current regulations or adopt new regulations with respect to this and other Code provisions. Therefore, Policyowners are advised to consult a tax adviser or attorney for more complete tax information, specifically regarding the applicability of the Code provisions to an individual Policyowner's situation.

  Under normal circumstances, the Policy is not a modified endowment contract and loans received under the Policy will be construed as indebtedness of the Policyowner in the same manner as loans under a fixed benefit life insurance policy and no part of any loan under the Policy is expected to constitute income to the Policyowner. Policyholders are advised to consult a tax adviser or attorney regarding the deduction of interest paid on loans.

  Even if the Policy is not a modified endowment contract, a partial withdrawal together with a reduction in death benefits during the first 15 policy years may create taxable income for the Policyowner. The amount of that taxable income is determined under a complex formula and it may be equal to part or all of, but not greater than, the income on the Policy. A partial withdrawal made after the first 15 policy years will be taxed on a recovery of premium-first basis, and will only be subject to Federal income tax to the extent such proceeds exceed the total amount of premiums the Policyowner has paid that have not been previously withdrawn.

  If a Policyowner makes a partial withdrawal, surrender, loan or exchange of the Policy, Chubb Life may be required to withhold Federal income tax from the portion of the money received by the Policyowner that is includable in the Policyowner's Federal gross income. A Policyowner who is not a corporation may elect not to have such tax withheld; however, such election must be made before Chubb Life makes the payment. In addition, if a Policyowner fails to provide Chubb Life with a correct taxpayer identification number (usually a social security number) or if the Treasury notifies Chubb Life that the taxpayer identification number which has been provided is not correct, the election not to have such taxes withheld will not be effective. In any case, a Policyowner is liable for payment of the Federal income tax on the taxable portion of money received, whether or not an election to have Federal income tax withheld is made. If a Policyowner elects not to have Federal income tax withheld, or if the amount withheld is insufficient, then the Policyowner may be responsible for payment of estimated tax. A Policyowner may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are insufficient. Chubb Life suggests that Policyowners consult with a tax adviser or attorney as to the tax implications of these matters.

  In the event that a Policy is owned by the trustee under a pension or profit sharing plan, or similar deferred compensation arrangement, the tax consequences of ownership or receipt of proceeds under the Policy could differ from those stated herein. However, if ownership of such a Policy is transferred from the plan to a plan participant (upon termination of employment, for example), the Policy will be subject to all of the Federal tax rules described above. A Policy owned by a trustee under such a plan may be subject to restrictions under ERISA and a tax adviser should be consulted regarding any applicable ERISA requirements.

  The Policy may also be used in various arrangements, including nonqualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans and others, where the tax consequences may vary depending on the particular facts and circumstances of each individual arrangement. A tax adviser should be consulted regarding the tax attributes of any particular arrangement where the value of it depends in part on its tax consequences.

  Federal estate and local estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend upon the circumstances of each Policyowner and Beneficiary.

  Current Treasury regulations set standards for diversification of the investments underlying variable life insurance policies in order for such policies to be treated as life insurance. Chubb Life believes it presently is in compliance with the diversification requirements as set forth in the regulations and intends to remain in compliance with such diversification requirements. If the diversification requirements are not satisfied, the Policy would not be treated as a life insurance contract. As a consequence to the Policyowner, income earned on a Policy would be taxable to the Policyowner in the calendar quarter in which the diversification requirements were not satisfied, and for all subsequent calendar quarters.

  The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a policyowner's control of the investments of a segregated asset account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets of the account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of policyowner control as premium allocation, investment selection, transfer privileges and investments in a division focusing on a particular investment sector. It has also been suggested that, in certain circumstances, control over the investment adviser might constitute prohibited policyowner control. Chubb Life believes that policyowner control will not exist under the Policy. Because failure to comply with any such regulation or ruling presumably would cause earnings on a Policyowner's interest in Separate Account C to be includable in the Policyowner's gross income in the year earned, Chubb Life has reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. Chubb Life believes that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether application of the regulation or ruling will be prospective. For these reasons, Policyowners are urged to consult with their own tax advisers.

  A Policyowner may elect to exchange Chubb Advisor II for two individual Chubb Advisor I policies provided the conditions under the Policy Exchange Option Rider are met. This could have adverse tax consequences including, but not limited to, the recognition of taxable income in an amount up to any taxable gain in the Policy at the time of the exchange.


  Policyowners are advised that the exercise of an Exchange of Insured Rider will give rise to tax consequences and are urged to consult with a tax adviser prior to exercising such rider.


  Policyowners are advised that the Federal income tax status of the Terminal Illness Accelerated Benefit Rider is uncertain at this time. Benefit proceeds are not specifically excluded from taxable income under Section 101 of the Code. Under regulations proposed by the Internal Revenue Service on December 14, 1992, terminal illness benefit proceeds will be treated as excludable from taxable income under Section 101 of the Code. As currently proposed, tax-free treatments will only be accorded to benefit proceeds received on or after the date that these regulations become final. In addition, while only important for a premium paid rider, rider benefits are not expressly included as "Qualified Additional Benefits" in Section 7702(f)(5) of the Code. Also, there is a question as to whether or not the addition of an accelerated benefit rider constitutes a
Section 7702A(c)(3)(A) "material change" in benefit, thereby causing the Policy to be treated as a new Policy and subject to a new seven-pay test, with appropriate adjustments to take into account the cash surrender values under the contract. It is likely, but not entirely certain, that the final regulations, when adopted, will not produce a different tax result.


  The foregoing summary does not purport to be complete or to cover all situations, including the possible tax consequences of changes in ownership. Counsel and other competent advisers should be consulted for more complete information.

  CHARGE FOR CHUBB LIFE INCOME TAXES. Chubb Life is presently taxed as a life insurance company under the provisions of the Code. The Code specifically provides for adjustments in reserves for variable policies, and Chubb Life will include flexible premium life insurance operations in its tax return in accordance with these rules.

  Currently no charge is made against Separate Account C for Chubb Life's Federal income taxes, or provisions for such taxes, that may be attributable to Separate Account C. Chubb Life may charge each Division for its portion of any income tax charged to Chubb Life on the Division or its assets. See "CHARGES AND DEDUCTIONS-Premium Charges" for a description of the Federal DAC tax charge deducted from premium payments. Under present laws, Chubb Life may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, Chubb Life may decide to make charges for such taxes or provisions for such taxes against Separate Account C. Chubb Life would retain any investment earnings on any tax charges accumulated in a Division. Any such charges against Separate Account C or its Divisions could have an adverse effect on the investment experience of such Division.

                           EMPLOYMENT BENEFIT PLANS

  Employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of a Policy in connection with an employment-related insurance or benefit plan. The United States Supreme Court held, in a 1983 decision, that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

                               LEGAL PROCEEDINGS

  There are no legal proceedings to which Separate Account C is a party or to which the assets of any of the Divisions are subject. Chubb Life is not involved in any litigation that is of material importance in relation to its total assets or that relate to Separate Account C.

                                    EXPERTS

  The financial statements of Chubb Life as of December 31, 1994 and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  Actuarial matters included in this Prospectus have been examined by Michael J. LeBoeuf, FSA, MAAA as stated in the opinion filed as an exhibit to the Registration Statement.

                            REGISTRATION STATEMENT

  A Registration Statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the amendments and exhibits to the Registration Statement to all of which reference is made for further information concerning Separate Account C, Chubb Life and the Policies offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.



                             FINANCIAL STATEMENTS

  The financial statements of Chubb Life which are included in the Prospectus should be considered only as bearing on the ability of Chubb Life to meet its obligations under the Policy. They should not be considered as bearing on the investment experience of the assets held in Separate Account C.

                                  APPENDIX A
                         CASH VALUE ACCUMULATION TEST
                             CORRIDOR PERCENTAGES
                                CHUBB ADVISOR I

Attained               Non-Smoker             Attained              Smoker
  Age               Male      Female            Age             Male     Female
  ---               ----      ------            ---             ----     ------
   0               1,257%      1,469%            0              n/a        n/a
   1               1,268       1,468             1              n/a        n/a
   2               1,234       1,428             2              n/a        n/a
   3               1,200       1,387             3              n/a        n/a
   4               1,165       1,347             4              n/a        n/a
   5               1,132       1,307             5              n/a        n/a
   6               1,098       1,268             6              n/a        n/a
   7               1,064       1,229             7              n/a        n/a
   8               1,031       1,191             8              n/a        n/a
   9                 998       1,154             9              n/a        n/a
  10                 966       1,117            10              n/a        n/a
  11                 934       1,082            11              n/a        n/a
  12                 904       1,047            12              n/a        n/a
  13                 875       1,013            13              n/a        n/a
  14                 848         981            14              n/a        n/a
  15                 822         949            15              665%       835%
  16                 797         919            16              646        808
  17                 774         890            17              627        783
  18                 752         862            18              609        758
  19                 730         834            19              592        734
  20                 709         808            20              575        710
  21                 689         782            21              559        688
  22                 668         757            22              543        665
  23                 648         733            23              527        644
  24                 629         709            24              512        623
  25                 609         686            25              496        603
  26                 590         664            26              481        584
  27                 572         642            27              466        565
  28                 553         621            28              451        546
  29                 535         601            29              437        528
  30                 518         581            30              423        511
  31                 501         562            31              409        495
  32                 484         543            32              396        478
  33                 468         525            33              383        463
  34                 453         508            34              371        448
  35                 438         491            35              359        433
  36                 423         475            36              347        419
  37                 409         459            37              336        406
  38                 395         444            38              326        393

 Attained       Non-Smoker       Attained        Smoker
   Age        Male   Female        Age       Male   Female
   ---        ----   ------        ---       ----   ------
    39         382%     429%        39       315%     380%
    40         370      415         40       305      368
    41         358      402         41       296      357
    42         346      389         42       287      346
    43         335      376         43       278      335
    44         324      364         44       270      325
    45         314      353         45       262      316
    46         304      342         46       254      306
    47         294      331         47       247      298
    48         285      321         48       240      289
    49         276      311         49       233      281
    50         267      301         50       227      273
    51         259      292         51       220      265
    52         251      283         52       214      258
    53         243      274         53       209      251
    54         236      266         54       203      244
    55         229      258         55       198      237
    56         222      251         56       193      231
    57         216      243         57       189      225
    58         210      236         58       184      219
    59         204      229         59       180      213
    60         198      223         60       176      208
    61         193      216         61       172      202
    62         188      210         62       168      197
    63         183      204         63       164      192
    64         178      198         64       161      187
    65         174      193         65       158      182
    66         169      188         66       155      178
    67         165      183         67       152      174
    68         161      178         68       149      170
    69         158      173         69       146      166
    70         154      169         70       144      162
    71         151      164         71       141      158
    72         148      160         72       139      155
    73         145      156         73       137      151
    74         142      153         74       135      148
    75         140      149         75       133      145
    76         137      146         76       131      142
    77         135      143         77       129      140
    78         133      140         78       128      137
    79         131      137         79       126      135
    80         129      135         80       125      132
    81         127      132         81       124      130
    82         125      130         82       122      128
    83         124      128         83       121      126
    84         122      126         84       120      125
    85         121      124         85       119      123
    86         119      122         86       118      121
    87         118      120         87       117      120
    88         117      119         88       116      119
    89         116      118         89       115      117
    90         115      116         90       115      116

Attained       Non-Smoker            Attained         Smoker
  Age       Male      Female           Age        Male     Female
  ---       ----      ------           ---        ----     ------
91           114%       115%          91          114%      115%
92           113        114           92          113       114
93           112        112           93          112       112
94           111        111           94          111       111
95           110        110           95          110       110
96           108        108           96          108       108
97           107        107           97          107       107
98           105        105           98          105       105
99+          104        104           99+         104       104

                         CASH VALUE ACCUMULATION TEST
                             CORRIDOR PERCENTAGES
                               CHUBB ADVISOR II
                 (ASSUME EQUAL AGE MALE AND FEMALE NONSMOKERS)

Policy              Issue          Issue          Issue          Issue
 Year             Ages - 35      Ages - 45      Ages - 55      Ages - 65
  0                  656%           451%           313%           233%
  1                  631            443            301            214
  2                  607            417            290            206
  3                  584            401            279            199
  4                  561            386            268            191
  5                  540            371            258            185
  6                  519            357            249            178
  7                  499            343            240            172
  8                  480            330            231            167
  9                  462            318            222            162
 10                  444            306            215            157
 11                  427            295            207            152
 12                  411            284            200            148
 13                  396            273            193            144
 14                  381            263            187            141
 15                  366            254            181            137
 16                  353            244            175            134
 17                  339            236            169            131
 18                  327            227            164            129
 19                  314            219            159            127
 20                  303            212            155            124
 21                  292            205            151            122
 22                  281            198            147            121
 23                  271            191            143            119
 24                  261            185            140            118
 25                  252            179            137            116
 26                  243            174            134            115
 27                  234            168            131            114
 28                  226            163            129            112
 29                  218            159            126            111
 30                  211            154            124            110
 31                  203            150            122            108
 32                  197            146            121            107
 33                  190            143            119            105
 34                  184            140            118            104
 35                  178            136            116            100
 36                  173            134            115
 37                  168            131            114
 38                  163            128            112
 39                  158            126            111
 40                  154            124            110
 41                  150            122            108
 42                  146            121            107
 43                  143            119            105

Policy        Issue          Issue          Issue          Issue
 Year       Ages - 35      Ages - 45      Ages - 55     Ages - 65
  44           139%           118%           104%
  45           136            116            100
  46           133            115
  47           131            114
  48           128            112
  49           126            111
  50           124            110
  51           122            108
  52           121            107
  53           119            105
  54           118            104
  55           116            100
  56           115
  57           114
  58           112
  59           111
  60           110
  61           108
  62           107
  63           105
  64           104
  65           100

                                  APPENDIX B

                           GUIDELINE PREMIUM TEST

                           DEATH BENEFIT PERCENTAGES

  Age       Percentage          Age     Percentage            Age       Percentage          Age       Percentage
  ---       ----------          ---     ----------            ---       ----------          ---       ----------
0-40             250%                   50       185%                      60               130%             70           115%
  41             243                    51       178                       61               128              71           113
  42             236                    52       171                       62               126              72           111
  43             229                    53       164                       63               124              73           109
  44             222                    54       157                       64               122              74           107
  45             215                    55       150                       65               120           75-90           105
  46             209                    56       146                       66               119              91           104
  47             203                    57       142                       67               118              92           103
  48             197                    58       138                       68               117              93           102
  49             191                    59       134                       69               116              94 or older  101

                                  APPENDIX C
                     ILLUSTRATIONS OF ACCUMULATION VALUES
                        CASH VALUES AND DEATH BENEFITS

  Following are a series of tables that illustrate how the Accumulation Values, Cash Values and Death Benefits of a Policy change with the investment performance of the Portfolios. The tables show how the Accumulation Values, Cash Values and Death Benefits of a Policy issued to an Insured(s) of a given age(s) and given premium would vary over time if the return on the assets held in each Portfolio of the Funds were a constant gross annual rate of 0%, 6%, and 12%.
The tables on pages C- through C- illustrate a Chubb Advisor I Policy issued to a male, age 45, under a standard rate non-smoker underwriting risk classification. The tables on pages C- through C- illustrate a Chubb Advisor II Policy issued to a male, age 45, under a standard rate non-smoker underwriting risk classification and a female, age 45, under a standard rate non-smoker underwriting risk classification. The Accumulation Values, Cash Values and Death Benefits would be different from those shown if the returns averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual policy years.

  The amount of the Accumulation Value exceeds the Cash Value during the first five policy years due to the Surrender Charge. For policy years six and after, the Accumulation Value and Cash Value are equal, since the Surrender Charge has been reduced to zero.

  The second column shows the Accumulation Value of the premiums paid at the stated interest rate. The third and sixth columns illustrate the Accumulation Values and the fourth and seventh columns illustrate the Cash Values of the Policy over the designated period. The Accumulation Values shown in the third column and the Cash Values shown in the fourth column assume the monthly charge for cost of insurance is based upon the current cost of insurance rates and assume a monthly deduction adjustment. The current cost of insurance rates, which may be modified at any time, are based on the sex, issue age, policy year, and rating class of the Insured(s). The Accumulation Values shown in the sixth column and the Cash Values shown in the seventh column assume the monthly charge for cost of insurance is based upon the maximum cost of insurance rates allowable, which are based on the Commissioner's 1980 Standard Ordinary Mortality Table. The fifth and eighth columns illustrate the death benefit of a Policy over the designated period. The illustrations of Death Benefits reflect the same assumptions as the Accumulation Values and Cash Values. The Death Benefit values also vary between tables, depending upon whether Option I, Option II or Option III death benefits are illustrated.

  The amounts shown for the Death Benefit, Accumulation Values, and Cash Values reflect the fact that the net investment return of the Divisions of Separate Account C is lower than the gross rates of return on the assets in the Portfolios, as a result of expenses paid by the Portfolios and charges levied against the Divisions of Separate Account C.

  The policy values shown take into account a daily investment advisory fee equivalent to the maximum annual rate of .72% of the aggregate average daily net assets of the Portfolios plus an assumed charge of .35% of the aggregate average daily net assets to cover expenses incurred by the Portfolios. The .72% investment advisory fee is an average of the individual investment advisory fees of the ten Portfolios. The policy values also take into account a daily charge to each Division of Separate Account C for the Mortality Risk Charge, which is equivalent to a charge at an annual rate of .50% of the average net assets of the Divisions of Separate Account C. After deduction of these amounts, the illustrated gross investment rates of 0%, 6%, and 12% correspond to approximate net annual rates of -1.57%, 4.43%, and 10.43%, respectively.

  The hypothetical values shown in the tables do not reflect any charges for Federal income taxes or other taxes other than the DAC tax and the consideration of premium tax (at 2.5% of premium). However, if, in the future, any additional charges are made, the gross annual investment rate of return would have to exceed the stated investment amount to cover the tax charges in order to produce the Accumulation Values, Cash Values and Death Benefits illustrated.

  The tables illustrate the policy values that would result based on hypothetical investment rates of return if premiums are paid in full at the beginning of each year, if all net premiums are allocated to Separate Account C, and if no policy loans have been made. The values would vary from those shown if the assumed annual premium payments were paid in installments during a year. The values would also vary if the Policyowner varied the amount or frequency of premium payments. The tables also assume that the Policyowner has not requested an increase or decrease in Specified Amount, that no withdrawals have been made and no Surrender Charges imposed, and that no transfers have been made and no Transfer Charges imposed.

  Upon request, Chubb Life will provide, without charge, a comparable illustration based upon the proposed Insured's age, sex and rating class, the Specified Amount requested, the proposed frequency and amount of premium payments and any available riders requested. Existing Policyowners may request illustrations based on existing Cash Value at the time of request. Chubb Life has reserved the right to charge an administrative fee of up to $25 for such illustrations.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Guideline Premium Test              Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                Annual Rate of Return:      0% (-1.57% net)
$1,000,000 Initial Specified Amount                         Assumed Annual Premium (1):        $17,000

         PREMIUM                 Assuming Current Costs                 Assuming Guaranteed Costs
                        --------------------------------------   --------------------------------------
 END    ACCUMULATED
 OF    AT 5% INTEREST    ACCUMULATION     CASH         DEATH      ACCUMULATION     CASH        DEATH
YEAR     PER YEAR          VALUE(2)     VALUE(2)    BENEFIT(2)      VALUE(2)     VALUE(2)    BENEFIT(2)
----     --------          --------     --------    ----------      --------     --------    ----------
  1        17,850            14,319       13,469     1,000,000        12,370       11,520     1,000,000
  2        36,593            28,048       27,368     1,000,000        24,325       23,645     1,000,000
  3        56,272            41,234       40,724     1,000,000        35,860       35,350     1,000,000
  4        76,936            53,979       53,639     1,000,000        46,965       46,625     1,000,000
  5        98,633            66,351       66,181     1,000,000        57,617       57,447     1,000,000

  6       121,414            78,360       78,360     1,000,000        67,809       67,809     1,000,000
  7       145,335            90,025       90,025     1,000,000        77,489       77,489     1,000,000
  8       170,452           101,409      101,409     1,000,000        86,609       86,609     1,000,000
  9       196,824           112,448      112,448     1,000,000        95,131       95,131     1,000,000
 10       224,515           123,057      123,057     1,000,000       102,988      102,988     1,000,000

 11       253,591           133,163      133,163     1,000,000       110,137      110,137     1,000,000
 12       284,121           142,526      142,526     1,000,000       116,524      116,524     1,000,000
 13       316,177           151,110      151,110     1,000,000       122,121      122,121     1,000,000
 14       349,836           158,986      158,986     1,000,000       126,883      126,883     1,000,000
 15       385,177           166,157      166,157     1,000,000       130,719      130,719     1,000,000

 16       422,286           173,079      173,079     1,000,000       133,541      133,541     1,000,000
 17       461,251           179,193      179,193     1,000,000       135,247      135,247     1,000,000
 18       502,163           184,426      184,426     1,000,000       135,690      135,690     1,000,000
 19       545,121           188,707      188,707     1,000,000       134,694      134,694     1,000,000
 20       590,227           191,957      191,957     1,000,000       132,066      132,066     1,000,000

 25       851,929           188,733      188,733     1,000,000        87,734       87,734     1,000,000
 30     1,185,933           136,635      136,635     1,000,000             0            0             0
 35             0                 0            0             0             0            0             0
 40             0                 0            0             0             0            0             0
 45             0                 0            0             0             0            0             0
 50             0                 0            0             0             0            0             0
 55             0                 0            0             0             0            0             0

__________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Cash Value Accumulation Test        Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                Annual Rate of Return:      0% (-1.57% net)
$1,000,000 Initial Specified Amount                         Assumed Annual Premium (1):        $17,000

         PREMIUMS                Assuming Current Costs                 Assuming Guaranteed Costs
                         --------------------------------------   -------------------------------------
 END    ACCUMULATED
 OF    AT 5% INTEREST    ACCUMULATION     CASH         DEATH      ACCUMULATION     CASH        DEATH
YEAR     PER YEAR          VALUE(2)     VALUE(2)     BENEFIT(2)     VALUE(2)     VALUE(2)    BENEFIT(2)
----     --------          --------     --------     ----------     --------     --------    ----------
  1        17,850            14,319       13,469      1,000,000       12,370       11,520     1,000,000
  2        36,593            28,048       27,368      1,000,000       24,325       23,645     1,000,000
  3        56,272            41,234       40,724      1,000,000       35,860       35,350     1,000,000
  4        76,936            53,979       53,639      1,000,000       46,965       46,625     1,000,000
  5        98,633            66,351       66,181      1,000,000       57,617       57,447     1,000,000

  6       121,414            78,360       78,360      1,000,000       67,809       67,809     1,000,000
  7       145,335            90,025       90,025      1,000,000       77,489       77,489     1,000,000
  8       170,452           101,409      101,409      1,000,000       86,609       86,609     1,000,000
  9       196,824           112,448      112,448      1,000,000       95,131       95,131     1,000,000
 10       224,515           123,057      123,057      1,000,000      102,988      102,988     1,000,000

 11       253,591           133,163      133,163      1,000,000      110,137      110,137     1,000,000
 12       284,121           142,526      142,526      1,000,000      116,524      116,524     1,000,000
 13       316,177           151,110      151,110      1,000,000      122,121      122,121     1,000,000
 14       349,836           158,986      158,986      1,000,000      126,883      126,883     1,000,000
 15       385,177           166,157      166,157      1,000,000      130,719      130,719     1,000,000

 16       422,286           173,079      173,079      1,000,000      133,541      133,541     1,000,000
 17       461,251           179,193      179,193      1,000,000      135,247      135,247     1,000,000
 18       502,163           184,426      184,426      1,000,000      135,690      135,690     1,000,000
 19       545,121           188,707      188,707      1,000,000      134,694      134,694     1,000,000
 20       590,227           191,957      191,957      1,000,000      132,066      132,066     1,000,000

 25       851,929           188,733      188,733      1,000,000       87,734       87,734             0
 30     1,185,933           136,635      136,635      1,000,000            0            0             0
 35             0                 0            0              0            0            0             0
 40             0                 0            0              0            0            0             0
 45             0                 0            0              0            0            0             0
 50             0                 0            0              0            0            0             0
 55             0                 0            0              0            0            0             0

__________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Guideline Premium Test               Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                 Annual Rate of Return:      6% (4.43% net)
$1,000,000 Initial Specified Amount                          Assumed Annual Premium (1):       $17,000

          PREMIUMS              Assuming Current Costs                 Assuming Guaranteed Costs
                         -------------------------------------   --------------------------------------
 END     ACCUMULATED
 OF    AT 5% INTEREST    ACCUMULATION     CASH        DEATH       ACCUMULATION     CASH        DEATH
YEAR     PER YEAR          VALUE(2)     VALUE(2)    BENEFIT(2)      VALUE(2)     VALUE(2)    BENEFIT(2)
----     --------          --------     --------    ----------      --------     --------    ----------
  1        17,850            15,229       14,379     1,000,000        13,217       12,367     1,000,000
  2        36,593            30,758       30,078     1,000,000        26,796       26,116     1,000,000
  3        56,272            46,642       46,132     1,000,000        40,745       40,235     1,000,000
  4        76,936            62,997       62,657     1,000,000        55,069       54,729     1,000,000
  5        98,633            79,910       79,740     1,000,000        69,758       69,588     1,000,000

  6       121,414            97,415       97,415     1,000,000        84,821       84,821     1,000,000
  7       145,335           115,557      115,557     1,000,000       100,224      100,224     1,000,000
  8       170,452           134,428      134,428     1,000,000       115,936      115,936     1,000,000
  9       196,824           153,998      153,998     1,000,000       131,933      131,933     1,000,000
 10       224,515           174,217      174,217     1,000,000       148,172      148,172     1,000,000

 11       253,591           195,047      195,047     1,000,000       164,626      164,626     1,000,000
 12       284,121           216,297      216,297     1,000,000       181,266      181,266     1,000,000
 13       316,177           238,030      238,030     1,000,000       198,086      198,086     1,000,000
 14       349,836           260,376      260,376     1,000,000       215,071      215,071     1,000,000
 15       385,177           283,388      283,388     1,000,000       232,229      232,229     1,000,000

 16       422,286           307,525      307,525     1,000,000       249,522      249,522     1,000,000
 17       461,251           332,380      332,380     1,000,000       266,905      266,905     1,000,000
 18       502,163           357,968      357,968     1,000,000       284,296      284,296     1,000,000
 19       545,121           384,318      384,318     1,000,000       301,598      301,598     1,000,000
 20       590,227           411,465      411,465     1,000,000       318,713      318,713     1,000,000

 25       851,929           560,904      560,904     1,000,000       399,003      399,003     1,000,000
 30     1,185,933           743,216      743,216     1,000,000       457,613      457,613     1,000,000
 35     1,612,217           993,919      993,919     1,043,615 (3)   455,454      455,454     1,000,000
 40     2,156,276         1,322,821    1,322,821     1,388,963 (3)   285,043      285,043     1,000,000
 45     2,850,648         1,715,142    1,715,142     1,800,899 (3)         0            0             0
 50     3,736,862         2,210,976    2,210,976     2,233,086 (3)         0            0             0
 55     4,867,920         2,887,000    2,887,000     2,887,000 (3)         0            0             0

__________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Cash Value Accumulation Test         Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                 Annual Rate of Return:      6% (4.43% net)
$1,000,000 Initial Specified Amount                          Assumed Annual Premium (1):       $17,000

         PREMIUMS                Assuming Current Costs                 Assuming Guaranteed Costs
                         --------------------------------------   -------------------------------------
 END    ACCUMULATED
 OF    AT 5% INTEREST    ACCUMULATION     CASH         DEATH      ACCUMULATION     CASH        DEATH
YEAR     PER YEAR          VALUE(2)     VALUE(2)     BENEFIT(2)     VALUE(2)     VALUE(2)    BENEFIT(2)
----     --------          --------     --------    ----------      --------     --------    ----------
 1         17,850            15,229       14,379     1,000,000        13,217       12,367     1,000,000
 2         36,593            30,758       30,078     1,000,000        26,796       26,116     1,000,000
 3         56,272            46,642       46,132     1,000,000        40,745       40,235     1,000,000
 4         76,936            62,997       62,657     1,000,000        55,069       54,729     1,000,000
 5         98,633            79,910       79,740     1,000,000        69,758       69,588     1,000,000

 6        121,414            97,415       97,415     1,000,000        84,821       84,821     1,000,000
 7        145,335           115,557      115,557     1,000,000       100,224      100,224     1,000,000
 8        170,452           134,428      134,428     1,000,000       115,936      115,936     1,000,000
 9        196,824           153,998      153,998     1,000,000       131,933      131,933     1,000,000
10        224,515           174,217      174,217     1,000,000       148,172      148,172     1,000,000

11        253,591           195,047      195,047     1,000,000       164,626      164,626     1,000,000
12        284,121           216,297      216,297     1,000,000       181,266      181,266     1,000,000
13        316,177           238,030      238,030     1,000,000       198,086      198,086     1,000,000
14        349,836           260,376      260,376     1,000,000       215,071      215,071     1,000,000
15        385,177           283,388      283,388     1,000,000       232,229      232,229     1,000,000

16        422,286           307,525      307,525     1,000,000       249,522      249,522     1,000,000
17        461,251           332,380      332,380     1,000,000       266,905      266,905     1,000,000
18        502,163           357,968      357,968     1,000,000       284,296      284,296     1,000,000
19        545,121           384,318      384,318     1,000,000       301,598      301,598     1,000,000
20        590,227           411,465      411,465     1,000,000       318,713      318,713     1,000,000

25        851,929           560,904      560,904     1,000,000       399,003      399,003     1,000,000
30      1,185,933           741,842      741,842     1,053,416 (3)   457,613      457,613     1,000,000
35      1,612,217           949,094      949,094     1,243,314 (3)   455,454      455,454     1,000,000
40      2,156,276         1,175,777    1,175,777     1,434,448 (3)   285,043      285,043     1,000,000
45      2,850,648         1,421,454    1,421,454     1,648,886 (3)         0            0             0
50      3,736,862         1,692,567    1,692,567     1,878,749 (3)         0            0             0
55      4,867,920         2,069,670    2,069,670     2,152,457 (3)         0            0             0

__________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits."


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Guideline Premium Test                        Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                          Annual Rate of Return:     12% (10.43% net)
$1,000,000 Initial Specified Amount                                   Assumed Annual Premium (1):        $17,000

            PREMIUMS                Assuming Current Costs                       Assuming Guaranteed Costs
                             --------------------------------------       ----------------------------------------
 END      ACCUMULATED
 OF      AT 5% INTEREST      ACCUMULATION      CASH        DEATH          ACCUMULATION       CASH        DEATH
YEAR        PER YEAR           VALUE(2)      VALUE(2)    BENEFIT(2)         VALUE(2)       VALUE(2)    BENEFIT(2)
----        --------           --------      --------    ----------         --------       --------    -----------
  1           17,850             16,139        15,289     1,000,000           14,065         13,215      1,000,000
  2           36,593             33,578        32,898     1,000,000           29,373         28,693      1,000,000
  3           56,272             52,499        51,989     1,000,000           46,047         45,537      1,000,000
  4           76,936             73,163        72,823     1,000,000           64,225         63,885      1,000,000
  5           98,633             95,826        95,656     1,000,000           84,045         83,875      1,000,000

  6          121,414            120,713       120,713     1,000,000          105,682        105,682      1,000,000
  7          145,335            148,083       148,083     1,000,000          129,286        129,286      1,000,000
  8          170,452            178,269       178,269     1,000,000          155,036        155,036      1,000,000
  9          196,824            211,515       211,515     1,000,000          183,143        183,143      1,000,000
 10          224,515            248,127       248,127     1,000,000          213,828        213,828      1,000,000

 11          253,591            288,528       288,528     1,000,000          247,426        247,426      1,000,000
 12          284,121            332,969       332,969     1,000,000          284,339        284,339      1,000,000
 13          316,177            381,932       381,932     1,000,000          324,988        324,988      1,000,000
 14          349,836            436,057       436,057     1,000,000          369,841        369,841      1,000,000
 15          385,177            496,017       496,017     1,000,000          419,417        419,417      1,000,000

 16          422,286            562,853       562,853     1,000,000          474,330        474,330      1,000,000
 17          461,251            637,111       637,111     1,000,000          535,303        535,303      1,000,000
 18          502,163            719,774       719,774     1,000,000          603,173        603,173      1,000,000
 19          545,121            811,998       811,998     1,006,877 (3)      678,943        678,943      1,000,000
 20          590,227            914,441       914,441     1,115,618 (3)      763,829        763,829      1,000,000

 25          851,929          1,611,144     1,611,144     1,868,927 (3)    1,351,171      1,351,171      1,567,358 (3)
 30        1,185,933          2,760,514     2,760,514     2,953,750 (3)    2,314,713      2,314,713      2,476,743 (3)
 35        1,612,217          4,673,165     4,673,165     4,906,824 (3)    3,913,145      3,913,145      4,108,803 (3)
 40        2,156,276          7,786,513     7,786,513     8,175,839 (3)    6,481,727      6,481,727      6,805,813 (3)
 45        2,850,648         12,775,662    12,775,662    13,414,445 (3)   10,514,204     10,514,204     11,039,914 (3)
 50        3,736,862         21,011,783    21,011,783    21,221,901 (3)   17,147,493     17,147,493     17,318,968 (3)
 55        4,867,920         35,273,678    35,273,678    35,273,678 (3)   28,805,501     28,805,501     28,805,501 (3)

__________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

         Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Cash Value Accumulation Test       Assumed Hypothetical Gross
Male Mon-Smoker Issue Age 45                               Annual Rate of Return:     12% (10.43% net)
$1,000,000 Initial Specified Amount                        Assumed Annual Premium (1):       $17,000

        PREMIUMS            Assuming Current Costs                      Assuming Guaranteed Costs
                       -------------------------------------    --------------------------------------
 END   ACCUMULATED
 OF   AT 5% INTEREST    ACCUMULATION     CASH       DEATH        ACCUMULATION     CASH       DEATH
YEAR     PER YEAR         VALUE(2)     VALUE(2)   BENEFIT(2)       VALUE(2)     VALUE(2)    BENEFIT(2)
----     --------         --------     --------   ----------       --------     --------    ----------
  1        17,850           16,139       15,289    1,000,000         14,065       13,215     1,000,000
  2        36,593           33,578       32,898    1,000,000         29,373       28,693     1,000,000
  3        56,272           52,499       51,989    1,000,000         46,047       45,537     1,000,000
  4        76,936           73,163       72,823    1,000,000         64,225       63,885     1,000,000
  5        98,633           95,826       95,656    1,000,000         84,045       83,875     1,000,000

  6       121,414          120,713      120,713    1,000,000        105,682      105,682     1,000,000
  7       145,335          148,083      148,083    1,000,000        129,286      129,286     1,000,000
  8       170,452          178,269      178,269    1,000,000        155,036      155,036     1,000,000
  9       196,824          211,515      211,515    1,000,000        183,143      183,143     1,000,000
 10       224,515          248,127      248,127    1,000,000        213,828      213,828     1,000,000

 11       253,591          288,528      288,528    1,000,000        247,426      247,426     1,000,000
 12       284,121          332,969      332,969    1,000,000        284,339      284,339     1,000,000
 13       316,177          381,932      381,932    1,000,000        324,988      324,988     1,000,000
 14       349,836          436,057      436,057    1,000,000        369,841      369,841     1,000,000
 15       385,177          496,015      496,015    1,011,870 (3)    419,417      419,417     1,000,000

 16       422,286          562,404      562,404    1,113,560 (3)    474,330      474,330     1,000,000
 17       461,251          635,170      635,170    1,225,879 (3)    535,236      535,236     1,033,005 (3)
 18       502,163          714,862      714,862    1,343,941 (3)    601,862      601,862     1,131,500 (3)
 19       545,121          802,097      802,097    1,467,838 (3)    674,313      674,313     1,233,993 (3)
 20       590,227          897,553      897,553    1,597,644 (3)    753,036      753,036     1,340,404 (3)

 25       851,929        1,524,126    1,524,126    2,408,120 (3)   1,257,936   1,257,936     1,987,539 (3)
 30     1,185,933        2,485,235    2,485,235    3,529,033 (3)   1,999,871   1,999,871     2,839,817 (3)
 35     1,612,217        3,934,139    3,934,139    5,153,722 (3)   3,054,998   3,054,998     4,002,048 (3)
 40     2,156,276        6,088,015    6,088,015    7,427,379 (3)   4,540,285   4,540,285     5,539,148 (3)
 45     2,850,648        9,262,796    9,262,796   10,744,843 (3)   6,598,139   6,598,139     7,653,841 (3)
 50     3,736,862       13,965,042   13,965,042   15,501,196 (3)   9,514,504   9,514,504    10,561,100 (3)
 55     4,867,920       21,742,231   21,742,231   22,611,920 (3)  13,664,894  13,664,894    14,211,940 (3)

__________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.

(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.

(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Guideline Accumulation Test             Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                     Annual Rate of Return:     0% (-1.57% net)
$1,000,000 Initial Specified Amount                              Assumed Annual Premium (1):       $17,000

          PREMIUMS                 Assuming Current Costs                  Assuming Guaranteed Costs
                          ----------------------------------------  ---------------------------------------
 END     ACCUMULATED
 OF     AT 5% INTEREST    ACCUMULATION     CASH          DEATH      ACCUMULATION     CASH          DEATH
YEAR       PER YEAR         VALUE(2)     VALUE(2)      BENEFIT(2)     VALUE(2)      VALUE(2)     BENEFIT(2)
----       --------         --------     --------      ----------     --------      --------     ----------
  1          17,850           14,301       13,451       1,014,301       12,327        11,477      1,012,327
  2          36,593           27,983       27,303       1,027,983       24,194        23,514      1,024,194
  3          56,272           41,084       40,574       1,041,084       35,589        35,079      1,035,589
  4          76,936           53,704       53,364       1,053,704       46,500        46,160      1,046,500
  5          98,633           65,909       65,739       1,065,909       56,893        56,723      1,056,893

  6         121,414           77,706       77,706       1,077,706       66,759        66,759      1,066,759
  7         145,335           89,110       89,110       1,089,110       76,036        76,036      1,076,036
  8         170,452          100,187      100,187       1,100,187       84,664        84,664      1,084,664
  9         196,824          110,863      110,863       1,110,863       92,594        92,594      1,092,594
 10         224,515          121,036      121,036       1,121,036       99,749        99,749      1,099,749

 11         253,591          130,616      130,616       1,130,616      106,071       106,071      1,106,071
 12         284,121          139,315      139,315       1,139,315      111,496       111,496      1,111,496
 13         316,177          147,079      147,079       1,147,079      115,986       115,986      1,115,986
 14         349,836          153,982      153,982       1,153,982      119,489       119,489      1,119,489
 15         385,177          160,016      160,016       1,160,016      121,901       121,901      1,121,901

 16         422,286          165,730      165,730       1,165,730      123,122       123,122      1,123,122
 17         461,251          170,436      170,436       1,170,436      123,040       123,040      1,123,040
 18         502,163          174,043      174,043       1,174,043      121,500       121,500      1,121,500
 19         545,121          176,458      176,458       1,176,458      118,316       118,316      1,118,316
 20         590,227          177,584      177,584       1,177,584      113,298       113,298      1,113,298

 25         851,929          159,310      159,310       1,159,310       55,342        55,342      1,055,342
 30       1,185,933           85,663       85,663       1,085,663            0             0              0
 35               0                0            0               0            0             0              0
 40               0                0            0               0            0             0              0
 45               0                0            0               0            0             0              0
 50               0                0            0               0            0             0              0
 55               0                0            0               0            0             0              0

___________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Cash Value Accumulation Test          Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                   Annual Rate of Return:      0% (-1.57% net)
$1,000,000 Initial Specified Amount                            Assumed Annual Premium (1):        $17,000


          PREMIUMS                Assuming Current Costs                   Assuming Guaranteed Costs
                          --------------------------------------    ---------------------------------------
 END      ACCUMULATED
 OF     AT 5% INTEREST    ACCUMULATION    CASH          DEATH       ACCUMULATION     CASH          DEATH
YEAR       PER YEAR         VALUE(2)     VALUE(2)     BENEFIT(2)      VALUE(2)      VALUE(2)     BENEFIT(2)
----       --------         --------     --------     ----------      --------      --------     ----------
  1          17,850           14,301       13,451      1,014,301        12,327        11,477      1,012,327
  2          36,593           27,983       27,303      1,027,983        24,194        23,514      1,024,194
  3          56,272           41,084       40,574      1,041,084        35,589        35,079      1,035,589
  4          76,936           53,704       53,364      1,053,704        46,500        46,160      1,046,500
  5          98,633           65,909       65,739      1,065,909        56,893        56,723      1,056,893

  6         121,414           77,706       77,706      1,077,706        66,759        66,759      1,066,759
  7         145,335           89,110       89,110      1,089,110        76,036        76,036      1,076,036
  8         170,452          100,187      100,187      1,100,187        84,664        84,664      1,084,664
  9         196,824          110,863      110,863      1,110,863        92,594        92,594      1,092,594
 10         224,515          121,036      121,036      1,121,036        99,749        99,749      1,099,749

 11         253,591          130,616      130,616      1,130,616       106,071       106,071      1,106,071
 12         284,121          139,315      139,315      1,139,315       111,496       111,496      1,111,496
 13         316,177          147,079      147,079      1,147,079       115,986       115,986      1,115,986
 14         349,836          153,982      153,982      1,153,982       119,489       119,489      1,119,489
 15         385,177          160,016      160,016      1,160,016       121,901       121,901      1,121,901

 16         422,286          165,730      165,730      1,165,730       123,122       123,122      1,123,122
 17         461,251          170,436      170,436      1,170,436       123,040       123,040      1,123,040
 18         502,163          174,043      174,043      1,174,043       121,500       121,500      1,121,500
 19         545,121          176,458      176,458      1,176,458       118,316       118,316      1,118,316
 20         590,227          177,584      177,584      1,177,584       113,298       113,298      1,113,298

 25         851,929          159,310      159,310      1,159,310        55,342        55,342      1,055,342
 30       1,185,933           85,663       85,663      1,085,663             0             0              0
 35               0                0            0              0             0             0              0
 40               0                0            0              0             0             0              0
 45               0                0            0              0             0             0              0
 50               0                0            0              0             0             0              0
 55               0                0            0              0             0             0              0

____________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have to be made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

               CHUBB LIFE INSURANCE  COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Guideline Premium Test             Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                Annual Rate of REturn:       6%(4.43% net)
$1,000,000 Initial Specified Amount                         Assumed Annual Premium (1):        $17,000

            PREMIUMS                 Assuming Current Costs             Assuming Guaranteed Costs
                             -----------------------------------    -------------------------------------
 END      ACCUMULATED
 OF     AT 5% INTEREST       ACCUMULATION     CASH      DEATH       ACCUMULATION      CASH       DEATH
YEAR       PER YEAR            VALUE(2)     VALUE(2)   BENEFIT(2)      VALUE(2)     VALUE(2)   BENEFIT(2)
----       --------            --------     --------   ----------      --------     --------   ----------
  1        17,850               15,210        14,360   1,015,210        13,172        12,322   1,013,172
  2        36,593               30,686        30,006   1,030,686        26,652        25,972   1,026,652
  3        56,272               46,470        45,960   1,046,470        40,434        39,924   1,040,434
  4        76,936               62,669        62,329   1,062,669        54,510        54,170   1,054,510
  5        98,633               79,362        79,192   1,079,36         68,854        68,684   1,068,854

  6       121,414               96,570        96,570   1,096,570        83,457        83,457   1,083,457
  7       145,335              114,326       114,326   1,114,326        98,259        98,259   1,098,259
  8       170,452              132,717       132,717   1,132,717        113,197      113,197   1,113,197
  9       196,824              151,688       151,688   1,151,688        128,217      128,217   1,128,217
 10       224,515              171,154       171,154   1,171,154        143,230      143,230   1,143,230

 11       253,591              191,035       191,035   1,191,035        158,165      158,165   1,158,165
 12       284,121              211,042       211,042   1,211,042        172,938      172,938   1,172,938
 13       316,177              231,156       231,156   1,231,156        187,489      187,489   1,187,489
 14       349,836              251,479       251,479   1,251,479        201,738      201,738   1,201,738
 15       385,177              272,003       272,003   1,272,003        215,555      215,555   1,215,555

 16       422,286              293,286       293,286   1,293,286        228,850      228,850   1,228,850
 17       461,251              314,653       314,653   1,314,653        241,466      241,466   1,241,466
 18       502,163              335,996       335,996   1,335,996        253,185      253,185   1,253,185
 19       545,121              357,201       357,201   1,357,201        263,751      263,751   1,263,751
 20       590,227              378,141       378,141   1,378,141        272,884      272,884   1,272,884

 25       851,929              472,645       472,645   1,472,645        287,539      287,539   1,287,539
 30     1,185,933              526,600       526,600   1,526,600        210,442      210,442   1,210,442
 35     1,612,217              490,713       490,713   1,490,713              0            0           0
 40     2,156,276              281,070       281,070   1,281,070              0            0           0
 45             0                    0             0           0              0            0           0
 50             0                    0             0           0              0            0           0
 55             0                    0             0           0              0            0           0

____________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                   CHUBB LIFE INSURANCE  COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Cash Value Accumulation Test         Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                  Annual Rate of Return:      6% (4.43% net)
$1,000,000 Initial Specified Amount                           Assumed Annual Premium (1):       $17,000

           PREMIUMS              Assuming Current Costs                 Assuming Guaranteed Costs
                          -------------------------------------   --------------------------------------
 END      ACCUMULATED
 OF     AT 5% INTEREST    ACCUMULATION     CASH       DEATH       ACCUMULATION      CASH        DEATH
YEAR       PER YEAR         VALUE(2)     VALUE(2)    BENEFIT(2)      VALUE(2)     VALUE(2)    BENEFIT(2)
----       --------         --------     --------    ----------      --------     --------    ----------
  1          17,850           15,210       14,360     1,015,210        13,172      12,322      1,013,172
  2          36,593           30,686       30,006     1,030,686        26,652      25,972      1,026,652
  3          56,272           46,470       45,960     1,046,470        40,434      39,924      1,040,434
  4          76,936           62,669       62,329     1,062,669        54,510      54,170      1,054,510
  5          98,633           79,362       79,192     1,079,362        68,854      68,684      1,068,854


  6         121,414           96,570       96,570     1,096,570        83,457      83,457      1,083,457
  7         145,335          114,326      114,326     1,114,326        98,259      98,259      1,098,259
  8         170,452          132,717      132,717     1,132,717       113,197     113,197      1,113,197
  9         196,824          151,688      151,688     1,151,688       128,217     128,217      1,128,217
 10         224,515          171,154      171,154     1,171,154       143,230     143,230      1,143,230


 11         253,591          191,035      191,035     1,191,035       158,165     158,165      1,158,165
 12         284,121          211,042      211,042     1,211,042       172,938     172,938      1,172,938
 13         316,177          231,156      231,156     1,231,156       187,489     187,489      1,187,489
 14         349,836          251,479      251,479     1,251,479       201,738     201,738      1,201,738
 15         385,177          272,003      272,003     1,272,003       215,555     215,555      1,215,555


 16         422,286          293,286      293,286     1,293,286       228,850     228,850      1,228,850
 17         461,251          314,653      314,653     1,314,653       241,466     241,466      1,241,466
 18         502,163          335,996      335,996     1,335,996       253,185     253,185      1,253,185
 19         545,121          357,201      357,201     1,357,201       263,751     263,751      1,263,751
 20         590,227          378,141      378,141     1,378,141       272,884     272,884      1,272,884


 25         851,929          472,645      472,645     1,472,645       287,539     287,539      1,287,539
 30       1,185,933          526,600      526,600     1,526,600       210,442     210,442      1,210,442
 35       1,612,217          490,713      490,713     1,490,713             0           0              0
 40       2,156,276          281,070      281,070     1,281,070             0           0              0
 45               0                0            0             0             0           0              0
 50               0                0            0             0             0           0              0
 55               0                0            0             0             0           0              0

____________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Guideline Premium Test                Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                   Annual Rate of Return:      12% (10.43% net)
$1,000,000 Initial Specified Amount                            Assumed Annual Premium (1):        $17,000

           PREMIUMS               Assuming Current Costs                   Assuming Guaranteed Costs
                          ---------------------------------------   ---------------------------------------
 END     ACCUMULATED
 OF     AT 5% INTEREST    ACCUMULATION     CASH          DEATH      ACCUMULATION     CASH          DEATH
YEAR       PER YEAR         VALUE(2)     VALUE(2)      BENEFIT(2)     VALUE(2)      VALUE(2)     BENEFIT(2)
----       --------         --------     --------      ----------     --------      --------     ----------
  1         17,850           16,119       15,269       1,016,119       14,018        13,168       1,014,018
  2         36,593           33,499       32,819       1,033,499       29,214        28,534       1,029,214
  3         56,272           52,303       51,793       1,052,303       45,690        45,180       1,045,690
  4         76,936           72,775       72,435       1,072,775       63,560        63,220       1,063,560
  5         98,633           95,150       94,980       1,095,150       82,926        82,756       1,082,926

  6         121,414         119,629      119,629       1,119,629      103,924       103,942       1,103,924
  7         145,335         146,440      146,440       1,146,440      126,649       126,649       1,126,649
  8         170,452         175,890      175,890       1,175,890      151,210       151,210       1,151,210
  9         196,824         208,171      208,171       1,208,171      177,735       177,735       1,177,735
 10         224,515         243,495      243,495       1,243,495      206,333       206,333       1,206,333

 11         253,591         282,191      282,191       1,282,191      237,174       237,174       1,237,174
 12         284,121         324,310      324,310       1,324,310      270,512       270,512       1,270,512
 13         316,177         370,151      370,151       1,370,151      306,567       306,567       1,306,567
 14         349,836         420,179      420,179       1,420,179      345,558       345,558       1,345,558
 15         385,177         474,830      474,830       1,474,830      387,681       387,681       1,387,681

 16         422,286         535,172      535,172       1,535,172      433,149       433,149       1,433,149
 17         461,251         601,088      601,088       1,601,088      482,189       482,189       1,482,189
 18         502,163         673,069      673,069       1,673,069      535,000       535,000       1,535,000
 19         545,121         751,657      751,657       1,751,657      591,773       591,773       1,591,773
 20         590,227         837,446      837,446       1,837,446      652,707       652,707       1,652,707

 25         851,929       1,398,697    1,398,697       2,398,697    1,029,860     1,029,860       2,029,860
 30       1,185,933       2,263,045    2,263,045       3,263,045    1,551,982     1,551,982       2,551,982
 35       1,612,217       3,591,534    3,591,534       4,591,534    2,243,675     2,243,675       3,243,675
 40       2,156,276       5,630,336    5,630,336       6,630,336    3,137,529     3,137,529       4,137,529
 45       2,850,648       8,772,754    8,772,754       9,772,754    4,232,718     4,232,718       5,232,718
 50       3,736,862      13,678,424   13,678,424      14,678,424    5,574,181     5,574,181       6,574,181
 55       4,867,920      21,502,508   21,502,508      22,502,508    5,993,013     5,993,013       6,993,013

____________________
(1) Assumes a $17,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

        Chubb Advisor I Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Cash Value Accumulation Test          Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                   Annual Rate of Return:         12% (10.43%net)
$1,000,000 Initial Specified Amount                            Assumed Annual Premium (1):           $17,000

          PREMIUMS                Assuming Current Costs                     Assuming Guaranteed Costs
                          ---------------------------------------     ---------------------------------------
 END     ACCUMULATED
 OF     AT 5% INTEREST    ACCUMULATION     CASH          DEATH        ACCUMULATION     CASH          DEATH
YEAR       PER YEAR         VALUE(2)     VALUE(2)      BENEFIT(2)       VALUE(2)      VALUE(2)     BENEFIT(2)
----       --------         --------     --------      ----------       --------      --------     ----------
  1          17,850           16,119       15,269       1,016,119         14,018        13,168      1,014,018
  2          36,593           33,499       32,819       1,033,499         29,214        28,534      1,029,214
  3          56,272           52,303       51,793       1,052,303         45,690        45,180      1,045,690
  4          76,936           72,775       72,435       1,072,775         63,560        63,220      1,063,560
  5          98,633           95,150       94,980       1,095,150         82,926        82,756      1,082,926

  6         121,414          119,629      119,629       1,119,629        103,924       103,924      1,103,924
  7         145,335          146,440      146,440       1,146,440        126,649       126,649      1,126,649
  8         170,452          175,890      175,890       1,175,890        151,210       151,210      1,151,210
  9         196,824          208,171      208,171       1,208,171        177,735       177,735      1,177,735
 10         224,515          243,495      243,495       1,243,495        206,333       206,333      1,206,333

 11         253,591          282,191      282,191       1,282,191        237,174       237,174      1,237,174
 12         284,121          324,310      324,310       1,324,310        270,512       270,512      1,270,512
 13         316,177          370,151      370,151       1,370,151        306,567       306,567      1,306,567
 14         349,836          420,179      420,179       1,420,179        345,558       345,558      1,345,558
 15         385,177          474,830      474,830       1,474,830        387,681       387,681      1,387,681

 16         422,286          535,172      535,172       1,535,172        433,149       433,149      1,433,149
 17         461,251          601,088      601,088       1,601,088        482,189       482,189      1,482,189
 18         502,163          673,069      673,069       1,673,069        535,000       535,000      1,535,000
 19         545,121          751,657      751,657       1,751,657        591,773       591,773      1,591,773
 20         590,227          837,446      837,446       1,837,446        652,707       652,707      1,652,707

 25         851,929        1,398,697    1,398,697       2,398,697      1,029,860     1,029,860      2,029,860
 30       1,185,933        2,263,045    2,263,045       3,263,045      1,551,982     1,551,982      2,551,982
 35       1,612,217        3,585,309    3,585,309       4,696,755 (3)  2,243,675     2,243,675      3,243,675
 40       2,156,276        5,556,902    5,556,902       6,779,420 (3)  3,137,529     3,137,529      4,137,529
 45       2,850,648        8,463,245    8,463,245       9,817,364 (3)  4,232,718     4,232,718      5,232,718
 50       3,736,862       12,768,059   12,768,059      14,172,546 (3)  5,574,181     5,574,181      6,574,181
 55       4,867,920       19,774,796   19,774,796      20,774,796      5,993,013     5,993,013      6,993,013

____________________
(1) Assumes a $17,000 premium is paid at the begining of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawls have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. see "Death Benefits".


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Guideline Premium Test                 Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                   Annual Rate of Return:       0% (-1.57%net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                            Assumed Annual Premium (1):         $26,000

          PREMIUMS                Assuming Current Costs                   Assuming Guaranteed Costs
                          ---------------------------------------   ----------------------------------------
 END     ACCUMULATED
 OF     AT 5% INTEREST    ACCUMULATION     CASH          DEATH      ACCUMULATION     CASH          DEATH
YEAR       PER YEAR         VALUE(2)     VALUE(2)      BENEFIT(2)     VALUE(2)      VALUE(2)     BENEFIT(2)
----       --------         --------     --------      ----------     --------      --------     ----------
  1          27,300           23,845       22,545       2,000,000       23,845        22,545      2,000,000
  2          55,965           47,272       46,232       2,000,000       47,272        46,232      2,000,000
  3          86,063           70,279       69,499       2,000,000       70,279        69,499      2,000,000
  4         117,666           92,864       92,344       2,000,000       92,864        92,344      2,000,000
  5         150,850          115,022      114,762       2,000,000      115,022       114,762      2,000,000

  6         185,692          136,747      136,747       2,000,000      136,747       136,747      2,000,000
  7         222,277          158,028      158,028       2,000,000      158,028       158,028      2,000,000
  8         260,691          178,851      178,851       2,000,000      178,851       178,851      2,000,000
  9         301,025          199,199      199,199       2,000,000      199,199       199,199      2,000,000
 10         343,376          219,049      219,049       2,000,000      219,049       219,049      2,000,000

 11         387,845          238,378      238,378       2,000,000      238,378       238,378      2,000,000
 12         434,538          257,233      257,233       2,000,000      257,233       257,233      2,000,000
 13         483,564          275,582      275,582       2,000,000      275,582       275,582      2,000,000
 14         535,043          293,393      293,393       2,000,000      293,393       293,393      2,000,000
 15         589,095          310,618      310,618       2,000,000      310,618       310,618      2,000,000

 16         645,850          328,201      328,201       2,000,000      327,196       327,196      2,000,000
 17         705,442          345,310      345,310       2,000,000      343,052       343,052      2,000,000
 18         768,014          361,887      361,887       2,000,000      358,078       358,078      2,000,000
 19         833,715          377,864      377,864       2,000,000      372,133       372,133      2,000,000
 20         902,701          393,162      393,162       2,000,000      385,052       385,052      2,000,000

 25       1,302,950          457,161      457,161       2,000,000      426,414       426,414      2,000,000
 30       1,813,781          485,805      485,805       2,000,000      399,505       399,505      2,000,000
 35       2,465,744          435,742      435,742       2,000,000      202,856       202,856      2,000,000
 40       3,297,834          194,360      194,360       2,000,000            0             0              0
 45               0                0            0               0            0             0              0
 50               0                0            0               0            0             0              0
 55               0                0            0               0            0             0              0

____________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Cash Value Accumulation Test           Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                   Annual Rate of Return:          0% (-1.57%net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                            Assumed Annual Premium (1):            $26,000

          PREMIUMS                Assuming Current Costs                  Assuming Guaranteed Costs
                            ----------------------------------      ---------------------------------------
END      ACCUMULATED
 OF     AT 5% INTEREST    ACCUMULATION     CASH          DEATH      ACCUMULATION     CASH          DEATH
YEAR       PER YEAR         VALUE(2)     VALUE(2)      BENEFIT(2)     VALUE(2)      VALUE(2)     BENEFIT(2)
----       --------         ---------    --------      ----------     --------      --------     ----------
  1          27,300           23,845       22,545       2,000,000       23,854        22,545      2,000,000
  2          55,965           47,272       46,232       2,000,000       47,272        46,232      2,000,000
  3          86,063           70,279       69,499       2,000,000       70,279        69,499      2,000,000
  4         117,666           92,864       92,344       2,000,000       92,864        92,344      2,000,000
  5         150,850          115,022      114,762       2,000,000      115,022       114,762      2,000,000

  6         185,692          136,747      136,747       2,000,000      136,747       136,747      2,000,000
  7         222,277          158,028      158,028       2,000,000      158,028       158,028      2,000,000
  8         260,691          178,851      178,851       2,000,000      178,851       178,851      2,000,000
  9         301,025          199,199      199,199       2,000,000      199,199       199,199      2,000,000
 10         343,376          219,049      219,049       2,000,000      219,049       219,049      2,000,000

 11         387,845          238,378      238,378       2,000,000      238,378       238,378      2,000,000
 12         434,538          257,233      257,233       2,000,000      257,233       257,233      2,000,000
 13         483,564          275,582      275,582       2,000,000      275,582       257,582      2,000,000
 14         535,043          293,393      293,393       2,000,000      293,393       293,393      2,000,000
 15         589,095          310,618      310,618       2,000,000      310,618       310,618      2,000,000

 16         645,850          328,201      328,201       2,000,000      327,196       327,196      2,000,000
 17         705,442          345,310      345,310       2,000,000      343,052       343,052      2,000,000
 18         768,014          361,887      361,887       2,000,000      358,078       358,078      2,000,000
 19         833,715          377,864      377,864       2,000,000      372,133       372,133      2,000,000
 20         902,701          393,162      393,162       2,000,000      385,052       385,052      2,000,000

 25       1,302,905          457,161      457,161       2,000,000      426,414       426,414      2,000,000
 30       1,813,781          485,805      485,805       2,000,000      399,505       399,505      2,000,000
 35       2,465,744          435,742      435,742       2,000,000      202,856       202,856      2,000,000
 40       3,297,834          194,360      194,360       2,000,000            0             0              0
 45               0                0            0               0            0             0              0
 50               0                0            0               0            0             0              0
 55               0                0            0               0            0             0              0

____________________
(1) Assumes a $26,000 premium is paid at the begining of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawls have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Guideline Premium Test                  Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                    Annual Rate of Return:         6% (4.43% net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                             Assumed Annual Premium (1):          $26,000

          PREMIUMS                Assuming Current Costs                    Assuming Guaranteed Costs
                           --------------------------------------    ----------------------------------------
 END     ACCUMULATED
 OF     AT 5% INTEREST    ACCUMULATION     CASH          DEATH       ACCUMULATION      CASH          DEATH
YEAR       PER YEAR         VALUE(2)     VALUE(2)      BENEFIT(2)       VALUE(2)      VALUE(2)     BENEFIT(2)
----       --------         --------     --------      ----------       --------      --------     ----------
  1          27,300           25,299       23,999       2,000,000         25,299        23,999      2,000,000
  2          55,965           51,674       50,634       2,000,000         51,674        50,634      2,000,000
  3          86,063           79,165       78,385       2,000,000         79,165        78,385      2,000,000
  4         117,666          107,810      107,290       2,000,000        107,810       107,290      2,000,000
  5         150,850          137,652      137,392       2,000,000        137,652       137,392      2,000,000

  6         185,692          168,730      168,730       2,000,000        168,730       168,730      2,000,000
  7         222,277          201,083      201,083       2,000,000        201,083       201,083      2,000,000
  8         260,691          234,748      234,748       2,000,000        234,748       234,748      2,000,000
  9         301,025          269,828      269,828       2,000,000        269,828       269,828      2,000,000
 10         343,376          306,436      306,436       2,000,000        306,436       306,436      2,000,000

 11         387,845          344,619      344,619       2,000,000        344,619       344,619      2,000,000
 12         434,538          384,425      384,425       2,000,000        384,425       384,425      2,000,000
 13         483,564          425,906      425,906       2,000,000        425,906       425,906      2,000,000
 14         535,043          469,119      469,119       2,000,000        469,119       469,119      2,000,000
 15         589,095          514,111      514,111       2,000,000        514,111       514,111      2,000,000

 16         645,850          561,829      561,829       2,000,000        560,927       560,927      2,000,000
 17         705,442          611,658      611,658       2,000,000        609,604       609,604      2,000,000
 18         768,014          663,663      663,663       2,000,000        660,163       660,163      2,000,000
 19         833,715          717,909      717,909       2,000,000        712,609       712,609      2,000,000
 20         902,701          774,464      774,464       2,000,000        766,945       766,945      2,000,000

 25       1,302,950        1,095,678    1,095,678       2,000,000      1,068,410     1,068,410      2,000,000
 30       1,813,781        1,492,671    1,492,671       2,000,000      1,427,079     1,427,079      2,000,000
 35       2,465,744        2,000,991    2,000,991       2,101,040 (3)  1,878,677     1,878,677      2,000,000
 40       3,297,834        2,644,574    2,644,574       2,776,803 (3)  2,472,854     2,472,854      2,596,496 (3)
 45       4,359,814        3,421,166    3,421,166       3,592,224 (3)  3,164,860     3,164,860      3,323,103 (3)
 50       5,715,200        4,395,342    4,395,342       4,439,295 (3)  4,030,413     4,030,413      4,070,717 (3)
 55       7,445,054        5,701,491    5,701,491       5,701,491 (3)  5,239,288     5,239,288      5,239,288 (3)

__________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Cash Value Accumulation Test              Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                      Annual Rate of Return:          6% (4.43% net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                               Assumed Annual Premium (1):            $26,000

          PREMIUMS              Assuming Current Costs                        Assuming Guaranteed Costs
                       --------------------------------------------    --------------------------------------------------
END     ACCUMULATED
 OF   AT 5% INTEREST   ACCUMULATION       CASH            DEATH        ACCUMULATION          CASH                DEATH
YEAR     PER YEAR        VALUE(2)       VALUE(2)        BENEFITS(2)      VALUE(2)          VALUE(2)           BENEFITS(2)
----     --------        --------       --------        -----------      --------          --------           -----------
  1       27,300          25,299          23,999        2,000,000           25,299           23,999            2,000,000
  2       55,965          51,674          50,643        2,000,000           51,674           50,634            2,000,000
  3       86,063          79,165          78,385        2,000,000           79,165           78,385            2,000,000
  4      117,666         107,810         107,290        2,000,000          107,810          107,290            2,000,000
  5      150,850         137,652         137,392        2,000,000          137,652          137,392            2,000,000

  6      185,692         168,730         168,730        2,000,000          168,730          168,730            2,000,000
  7      222,277         201,083         201,083        2,000,000          201,083          201,083            2,000,000
  8      260,691         234,748         234,748        2,000,000          234,748          234,748            2,000,000
  9      301,025         269,828         269,828        2,000,000          269,828          269,828            2,000,000
 10      343,376         306,436         306,436        2,000,000          306,436          306,436            2,000,000

 11      387,845         344,619         344,619        2,000,000          344,619          344,619            2,000,000
 12      434,538         384,425         384,425        2,000,000          384,425          384,425            2,000,000
 13      483,564         425,906         425,906        2,000,000          425,906          425,906            2,000,000
 14      535,043         469,119         469,119        2,000,000          469,119          469,119            2,000,000
 15      589,095         514,111         514,111        2,000,000          514,111          514,111            2,000,000

 16      645,850         561,829         561,829        2,000,000          560,927          560,927            2,000,000
 17      705,442         611,658         611,658        2,000,000          609,604          609,604            2,000,000
 18      768,014         663,663         663,663        2,000,000          660,163          660,163            2,000,000
 19      833,715         717,909         717,909        2,000,000          712,609          712,609            2,000,000
 20      902,701         774,464         774,464        2,000,000          766,945          766,945            2,000,000

 25    1,302,950       1,095,663       1,095,663        2,026,977 (3)    1,068,410        1,068,410            2,000,000
 30    1,813,781       1,484,403       1,484,403        2,360,201 (3)    1,417,316        1,417,316            2,253,532 (3)
 35    2,465,744       1,935,732       1,935,732        2,710,025 (3)    1,786,666        1,786,666            2,501,332 (3)
 40    3,297,834       2,437,074       2,437,074        3,070,714 (3)    2,154,572        2,154,572            2,714,761 (3)
 45    4,359,814       2,976,367       2,976,367        3,512,113 (3)    2,495,840        2,495,840            2,945,092 (3)
 50    5,715,200       3,578,953       3,578,953        3,972,638 (3)    2,844,133        2,844,133            3,156,987 (3)
 55    7,445,054       4,388,201       4,388,201        4,563,729 (3)    3,203,522        3,203,522            3,331,663 (3)

__________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increases is due to adjustments by the corridor percentage. See "Death Benefits".

  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA
                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Guideline Premium Test               Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                       Annual Rate of Return:                 12% (10.43% net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                                Assumed Annual Premium (1):                   $26,000

          PREMIUMS              Assuming Current Costs                        Assuming Guaranteed Costs
                       ------------------------------------------     --------------------------------------------------
END     ACCUMULATED
 OF   AT 5% INTEREST   ACCUMULATION       CASH            DEATH        ACCUMULATION          CASH                DEATH
YEAR     PER YEAR        VALUE(2)       VALUE(2)        BENEFIT(2)      VALUE(2)          VALUE(2)            BENEFIT(2)
----     --------        --------       --------        -----------    ------------        --------           -----------
  1       27,300          26,753          25,453        2,000,000           26,753           25,453            2,000,000
  2       55,965          56,250          55,210        2,000,000           56,250           55,210            2,000,000
  3       86,063          88,770          87,990        2,000,000           88,770           87,990            2,000,000
  4      117,666         124,617         124,097        2,000,000          124,617          124,097            2,000,000
  5      150,850         164,129         163,869        2,000,000          164,129          163,869            2,000,000

  6      185,692         207,677         207,677        2,000,000          207,677          207,677            2,000,000
  7      222,277         255,667         255,667        2,000,000          255,667          255,667            2,000,000
  8      260,691         308,704         308,704        2,000,000          308,704          308,704            2,000,000
  9      301,025         367,363         367,363        2,000,000          367,363          367,363            2,000,000
 10      343,376         432,236         432,236        2,000,000          432,236          432,236            2,000,000

 11      387,845         503,981         503,981        2,000,000          503,981          503,981            2,000,000
 12      434,538         583,333         583,333        2,000,000          583,333          583,333            2,000,000
 13      483,564         671,112         671,112        2,000,000          671,112          671,112            2,000,000
 14      535,043         768,239         768,239        2,000,000          768,239          768,239            2,000,000
 15      589,095         875,739         875,739        2,000,000          875,739          875,739            2,000,000

 16      645,850         995,432         995,432        2,000,000          994,755          994,755            2,000,000
 17      705,442       1,128,083       1,128,083        2,000,000        1,126,575        1,126,575            2,000,000
 18      768,014       1,275,133       1,275,133        2,000,000        1,272,647        1,272,647            2,000,000
 19      833,715       1,438,198       1,438,198        2,000,000        1,434,617        1,434,617            2,000,000
 20      902,701       1,619,113       1,619,113        2,000,000        1,614,381        1,614,381            2,000,000

 25    1,302,950       2,862,362       2,862,362        3,320,339 (3)    2,847,282        2,847,282            3,302,847 (3)
 30    1,813,781       4,932,632       4,932,632        5,277,917 (3)    4,890,204        4,890,204            5,232,519 (3)
 35    2,465,744       8,381,689       8,381,689        8,800,773 (3)    8,278,723        8,278,723            8,692,659 (3)
 40    3,297,834      14,056,990      14,056,990       14,759,839 (3)   13,782,111       13,782,111           14,471,216 (3)
 45    4,359,814      23,252,002      23,252,002       24,414,602 (3)   22,487,947       22,487,947           23,612,344 (3)
 50    5,715,200      38,427,397      38,427,397       38,811,671 (3)   36,737,613       36,737,613           37,104,989 (3)
 55    7,445,054      64,481,585      64,481,585       64,481,585 (3)   61,653,169       61,653,169           61,653,169 (3)

__________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option I; Cash Value Accumulation Test               Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                       Annual Rate of Return:                 12% (10.43% net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                                Assumed Annual Premium (1):                   $26,000

          PREMIUMS              Assuming Current Costs                          Assuming Guaranteed Costs
                       ------------------------------------------     --------------------------------------------------
END     ACCUMULATED
 OF   AT 5% INTEREST   ACCUMULATION       CASH            DEATH        ACCUMULATION          CASH                DEATH
YEAR     PER YEAR        VALUE(2)       VALUE(2)        BENEFIT(2)       VALUE(2)          VALUE(2)           BENEFIT(2)
----     --------        --------       --------        ----------     ------------        --------           ----------
  1       27,300          26,753          25,453        2,000,000           26,753           25,453            2,000,000
  2       55,965          56,250          55,210        2,000,000           56,250           55,210            2,000,000
  3       86,063          88,770          87,990        2,000,000           88,770           87,990            2,000,000
  4      117,666         124,617         124,097        2,000,000          124,617          124,097            2,000,000
  5      150,850         164,129         163,869        2,000,000          164,129          163,869            2,000,000

  6      185,692         207,677         207,677        2,000,000          207,677          207,677            2,000,000
  7      222,277         255,667         255,667        2,000,000          255,667          255,667            2,000,000
  8      260,691         308,704         308,704        2,000,000          308,704          308,704            2,000,000
  9      301,025         367,363         367,363        2,000,000          367,363          367,363            2,000,000
 10      343,376         432,236         432,236        2,000,000          432,236          432,236            2,000,000

 11      387,845         503,981         503,981        2,000,000          503,981          503,981            2,000,000
 12      434,538         583,333         583,333        2,000,000          583,333          583,333            2,000,000
 13      483,564         671,112         671,112        2,000,000          671,112          671,112            2,000,000
 14      535,043         768,217         768,217        2,097,232 (3)      768,217          768,217            2,097,232 (3)
 15      589,095         875,456         875,456        2,302,449 (3)      875,456          875,456            2,302,449 (3)

 16      645,850         994,681         994,681        2,526,490 (3)      993,757          993,757            2,524,143 (3)
 17      705,442       1,126,464       1,126,464        2,748,573 (3)    1,124,202        1,124,202            2,743,054 (3)
 18      768,014       1,272,042       1,272,042        3,002,018 (3)    1,267,877        1,267,877            2,992,189 (3)
 19      833,715       1,432,801       1,432,801        3,252,458 (3)    1,426,000        1,426,000            3,237,021 (3)
 20      902,701       1,610,216       1,610,216        3,526,374 (3)    1,599,808        1,599,808            3,503,579 (3)

 25    1,302,950       2,810,509       2,810,509        5,199,441 (3)    2,754,828        2,754,828            5,096,431 (3)
 30    1,813,781       4,741,214       4,741,214        7,538,530 (3)    4,541,445        4,541,445            7,220,897 (3)
 35    2,465,744       7,773,350       7,773,350       10,882,690 (3)    7,175,286        7,175,286           10,045,401 (3)
 40    3,297,834      12,398,778      12,398,778       15,622,460 (3)   10,914,576       10,914,576           13,752,366 (3)
 45    4,359,814      19,298,808      19,298,808       22,772,593 (3)   16,021,458       16,021,458           18,905,320 (3)
 50    5,715,200      29,715,602      29,715,602       32,984,318 (3)   23,213,160       23,213,160           25,766,608 (3)
 55    7,445,054      46,856,204      46,856,204       48,730,452 (3)   33,325,613       33,325,613           34,658,637 (3)

__________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".

  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Guideline Premium Test             Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                Annual Rate of Return:                  0% (-1.57% net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                         Assumed Annual Premium (1):                    $26,000

           PREMIUMS                Assuming Current Costs                         Assuming Guaranteed Costs
                           ----------------------------------------      -----------------------------------------
 END      ACCUMULATED
 OF     AT 5% INTEREST     ACCUMULATION      CASH          DEATH          ACCUMULATION       CASH          DEATH
YEAR      PER YEAR           VALUE(2)      VALUE(2)      BENEFIT(2)         VALUE(2)       VALUE(2)      BENEFIT(2)
----      --------           --------      --------      ----------         --------       --------      ----------
  1        27,300             23,845         22,545      2,023,845           23,845          22,545      2,023,845
  2        55,965             47,270         46,230      2,047,270           47,270          46,230      2,047,270
  3        86,063             70,274         69,494      2,070,274           70,274          69,494      2,070,274
  4       117,666             92,850         92,330      2,092,850           92,850          92,330      2,092,850
  5       150,850            114,993        114,733      2,114,993          114,993         114,733      2,114,993

  6       185,692            136,694        136,694      2,136,694          136,694         136,694      2,136,694
  7       222,277            157,938        157,938      2,157,938          157,938         157,938      2,157,938
  8       260,691            178,708        178,708      2,178,708          178,708         178,708      2,178,708
  9       301,025            198,979        198,979      2,198,979          198,979         198,979      2,198,979
 10       343,376            218,724        218,724      2,218,724          218,724         218,724      2,218,724

 11       387,845            237,908        237,908      2,237,908          237,908         237,908      2,237,908
 12       434,538            256,568        256,568      2,256,568          256,568         256,568      2,256,568
 13       483,564            274,663        274,663      2,274,663          274,663         274,663      2,274,663
 14       535,043            292,146        292,146      2,292,146          292,146         292,146      2,292,146
 15       589,095            308,953        308,953      2,308,953          308,953         308,953      2,308,953

 16       645,850            326,207        326,207      2,326,207          325,004         325,004      2,325,004
 17       705,442            342,910        342,910      2,342,910          340,195         340,195      2,340,195
 18       768,014            358,987        358,987      2,358,987          354,383         354,383      2,354,383
 19       833,715            374,345        374,345      2,374,345          367,383         367,383      2,367,383
 20       902,701            388,877        388,877      2,388,877          378,975         378,975      2,378,975

 25     1,302,950            445,789        445,789      2,445,789          407,539         407,539      2,407,539
 30     1,813,781            456,472        456,472      2,456,472          350,148         350,148      2,350,148
 35     2,465,744            365,708        365,708      2,365,708          101,666         101,666      2,101,666
 40     3,297,834             62,112         62,112      2,062,112                0               0              0
 45             0                  0              0              0                0               0              0
 50             0                  0              0              0                0               0              0
 55             0                  0              0              0                0               0              0

__________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA
                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy


Death Benefit Option II; Cash Value Accumulation Test       Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                Annual Rate of Return                   0% (-1.57% net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                         Assumed Annual Premium (1)                     $26,000

           PREMIUMS                Assuming Current Costs                         Assuming Guaranteed Costs
                           -----------------------------------------      -----------------------------------------
 END     ACCUMULATED
 OF     AT 5% INTEREST     ACCUMULATION      CASH          DEATH          ACCUMULATION       CASH          DEATH
YEAR      PER YEAR           VALUE(2)      VALUE(2)      BENEFIT(2)         VALUE(2)       VALUE(2)      BENEFIT(2)
----      --------           --------      --------      ----------         --------       --------      ----------
  1         27,300             23,845        22,545       2,023,845           23,845         22,545       2,023,845
  2         55,965             47,270        46,230       2,047,270           47,270         46,230       2,047,270
  3         86,063             70,274        69,494       2,070,274           70,274         69,494       2,070,274
  4        117,666             92,850        92,330       2,092,850           92,850         92,330       2,092,850
  5        150,850            114,993       114,733       2,114,993          114,993        114,733       2,114,993

  6        185,692            136,694       136,694       2,136,694          136,694        136,694       2,136,694
  7        222,277            157,938       157,938       2,157,938          157,938        157,938       2,157,938
  8        260,691            178,708       178,708       2,178,708          178,708        178,708       2,178,708
  9        301,025            198,979       198,979       2,198,979          198,979        198,979       2,198,979
 10        343,376            218,724       218,724       2,218,724          218,724        218,724       2,218,724

 11        387,845            237,908       237,908       2,237,908          237,908        237,908       2,237,908
 12        434,538            256,568       256,568       2,256,568          256,568        256,568       2,256,568
 13        483,564            274,663       274,663       2,274,663          274,663        274,663       2,274,663
 14        535,043            292,146       292,146       2,292,146          292,146        292,146       2,292,146
 15        589,095            308,953       308,953       2,308,953          308,953        308,953       2,308,953

 16        645,850            326,207       326,207       2,326,207          325,004        325,004       2,325,004
 17        705,442            342,910       342,910       2,342,910          340,195        340,195       2,340,195
 18        768,014            358,987       358,987       2,358,987          354,383        354,383       2,354,383
 19        833,715            374,345       374,345       2,374,345          367,383        367,383       2,367,383
 20        902,701            388,877       388,877       2,388,877          378,975        378,975       2,378,975

 25      1,302,950            445,789       445,789       2,445,789          407,539        407,539       2,407,539
 30      1,813,781            456,472       456,472       2,456,472          350,148        350,148       2,350,148
 35      2,465,744            365,708       365,708       2,365,708          101,666        101,666       2,101,666
 40      3,297,834             62,112        62,112       2,062,112                0              0               0
 45              0                  0             0               0                0              0               0
 50              0                  0             0               0                0              0               0
 55              0                  0             0               0                0              0               0

__________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 0% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Guideline Premium Test                            Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                               Annual Rate of Return:             6% (4.43% net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                                        Assumed Annual Premium (1)                $26,000

               PREMIUMS                    Assuming Current Costs                       Assuming Guaranteed Costs
                                 -------------------------------------------       ----------------------------------------
END          ACCUMULATED
 0F        AT 5% INTEREST        ACCUMULATION        CASH          DEATH           ACCUMULATION        CASH        DEATH
YEAR          PER YEAR             VALUE(2)        VALUE(2)      BENEFIT(2)          VALUE(2)        VALUE(2)    BENEFIT(2)
----          --------             --------        --------      ----------          -------         --------    ----------
  1            27,300               25,299           23,999      2,025,299            25,299           23,999    2,025,299
  2            55,965               51,672           50,632      2,051,672            51,672           50,632    2,051,672
  3            86,063               79,158           78,378      2,079,158            79,158           78,378    2,079,158
  4           117,666              107,794          107,274      2,107,794           107,794          107,274    2,107,794
  5           150,850              137,616          137,356      2,137,616           137,616          137,356    2,137,616

  6           185,692              168,662          168,662      2,168,662           168,662          168,662    2,168,662
  7           222,277              200,965          200,965      2,200,965           200,965          200,965    2,200,965
  8           260,691              234,553          234,553      2,234,553           234,553          234,553    2,234,553
  9           301,025              269,516          269,516      2,269,516           269,516          269,516    2,269,516
 10           343,376              305,956          305,956      2,305,956           305,956          305,956    2,305,956

 11           387,845              343,900          343,900      2,343,900           343,900          343,900    2,343,900
 12           434,538              383,373          383,373      2,383,373           383,373          383,373    2,383,373
 13           483,564              424,398          424,398      2,424,398           424,398          424,398    2,424,398
 14           535,043              466,996          466,996      2,466,996           466,996          466,996    2,466,996
 15           589,095              511,171          511,171      2,511,171           511,171          511,171    2,511,171

 16           645,850              558,147          558,147      2,558,147           556,905          556,905    2,556,905
 17           705,442              607,038          607,038      2,607,038           604,161          604,161    2,604,161
 18           768,014              657,851          657,851      2,657,851           652,853          652,853    2,652,853
 19           833,715              710,577          710,577      2,710,577           702,846          702,846    2,702,846
 20           902,701              765,187          765,187      2,765,187           753,965          753,965    2,753,965

 25         1,302,950            1,065,875        1,065,875      3,065,875         1,018,746        1,018,746    3,018,746
 30         1,813,781            1,397,752        1,397,752      3,397,752         1,258,066        1,258,066    3,258,066
 35         2,465,744            1,703,264        1,703,264      3,703,264         1,338,877        1,338,877    3,338,877
 40         3,297,834            1,840,765        1,840,765      3,840,765         1,017,466        1,017,466    3,017,466
 45         4,359,814            1,573,886        1,573,886      3,573,886                 0                0            0
 50         5,715,200              609,277          609,277      2,609,277                 0                0            0
 55                 0                    0                0              0                 0                0            0

_____________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Cash Value Accumulation Test                      Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                               Annual Rate of Return:             6% (4.43% net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                                        Assumed Annual Premium (1)                $26,000

               PREMIUMS                    Assuming Current Costs                       Assuming Guaranteed Costs
                                 -----------------------------------------     -------------------------------------------
 END         ACCUMULATED
 0F        AT 5% INTEREST        ACCUMULATION        CASH           DEATH          ACCUMULATION        CASH        DEATH
YEAR          PER YEAR             VALUE(2)        VALUE(2)       BENEFIT(2)         VALUE(2)        VALUE(2)    BENEFIT(2)
----          --------             --------        --------       ----------         --------        --------    ----------
  1            27,300               25,299           23,999      2,025,299            25,299           23,999    2,025,299
  2            55,965               51,672           50,632      2,051,672            51,672           50,632    2,051,672
  3            86,063               79,158           78,378      2,079,158            79,158           78,378    2,079,158
  4           117,666              107,794          107,274      2,107,794           107,794          107,274    2,107,794
  5           150,850              137,616          137,356      2,137,616           137,616          137,356    2,137,616

  6           185,692              168,662          168,662      2,168,662           168,662          168,662    2,168,662
  7           222,277              200,965          200,965      2,200,965           200,965          200,965    2,200,965
  8           260,691              234,553          234,553      2,234,553           234,553          234,553    2,234,553
  9           301,025              269,516          269,516      2,269,516           269,516          269,516    2,269,516
 10           343,376              305,956          305,956      2,305,956           305,956          305,956    2,305,956

 11           387,845              343,900          343,900      2,343,900           343,900          343,900    2,343,900
 12           434,538              383,373          383,373      2,383,373           383,373          383,373    2,383,373
 13           483,564              424,398          424,398      2,424,398           424,398          424,398    2,424,398
 14           535,043              466,996          466,996      2,466,996           466,996          466,996    2,466,996
 15           589,095              511,171          511,171      2,511,171           511,171          511,171    2,511,171

 16           645,850              558,147          558,147      2,558,147           556,905          556,905    2,556,905
 17           705,442              607,038          607,038      2,607,038           604,161          604,161    2,604,161
 18           768,014              657,851          657,851      2,657,851           652,853          652,853    2,652,853
 19           833,715              710,577          710,577      2,710,577           702,846          702,846    2,702,846
 20           902,701              765,187          765,187      2,765,187           753,965          753,965    2,753,965

 25         1,302,950            1,065,875        1,065,875      3,065,875         1,018,746        1,018,746    3,018,746
 30         1,813,781            1,397,752        1,397,752      3,397,752         1,258,066        1,258,066    3,258,066
 35         2,465,744            1,703,264        1,703,264      3,703,264         1,338,877        1,338,877    3,338,877
 40         3,297,834            1,840,765        1,840,765      3,840,765         1,017,466        1,017,466    3,017,466
 45         4,359,814            1,573,886        1,573,886      3,573,886                 0                0            0
 50         5,715,200              609,277          609,277      2,609,277                 0                0            0
 55                 0                    0                0              0                 0                0            0

_____________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 6% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Guideline Premium Test                     Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                        Annual Rate of Return:    12% (10.34% net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                                 Assumed Annual Premium (1):   $26,000

         PREMIUMS                   Assuming Current Costs                      Assuming Guaranteed Costs
                            ----------------------------------------      ---------------------------------------
 END    ACCUMULATED
 OF    AT 5% INTEREST       ACCUMULATION       CASH         DEATH         ACCUMULATION       CASH        DEATH
YEAR     PER YEAR             VALUE(2)       VALUE(2)     BENEFIT(2)        VALUE(2)       VALUE(2)    BENEFIT(2)
----     ---------            --------       --------     ----------        -------        --------    ----------
  1        27,300              26,753         25,453       2,026,753         26,753         25,453      2,026,753
  2        55,965              56,248         55,208       2,056,248         56,248         55,208      2,056,248
  3        86,063              88,762         87,982       2,088,762         88,762         87,982      2,088,762
  4       117,666             124,597        124,077       2,124,597        124,597        124,077      2,124,597
  5       150,850             164,086        163,826       2,164,086        164,086        163,826      2,164,086

  6       185,692             207,592        207,592       2,207,592        207,592        207,592      2,207,592
  7       222,277             255,513        255,513       2,255,513        255,513        255,513      2,255,513
  8       260,691             308,438        308,438       2,308,438        308,438        308,438      2,308,438
  9       301,025             366,922        366,922       2,366,922        366,922        366,922      2,366,922
 10       343,376             431,531        431,531       2,431,531        431,531        431,531      2,431,531

 11       387,845             502,884        502,884       2,502,884        502,884        502,884      2,502,884
 12       434,538             581,663        581,663       2,581,663        581,663        581,663      2,581,663
 13       483,564             668,622        668,622       2,668,622        668,622        668,622      2,668,622
 14       535,043             764,593        764,593       2,764,593        764,593        764,593      2,764,593
 15       589,095             870,478        870,478       2,870,478        870,478        870,478      2,870,478

 16       645,850             988,539        988,539       2,988,539        987,359        987,259      2,987,259
 17       705,442           1,119,041     1,119,041       3,119,041       1,116,000      1,116,000      3,116,000
 18       768,014           1,623,249     1,263,249       3,263,249       1,257,836      1,257,836      3,257,836
 19       833,715           1,422,543     1,422,543       3,422,543       1,413,977      1,413,977      3,413,977
 20       902,701           1,598,437     1,598,437       3,598,437       1,585,731      1,585,731      3,585,731
 25     1,302,950           2,792,963     2,792,963       4,792,963       2,734,309      2,734,309      4,734,309
 30     1,813,781           4,736,891     4,736,881       6,736,881       4,547,956      4,547,956      6,547,956
 35     2,465,744           7,861,073     7,861,073       9,861,073       7,331,978      7,331,978      9,331,978
 40     3,297,834          12,810,199    12,810,199      14,810,199      11,515,490     11,515,490     13,515,490
 45     4,359,814          20,604,450    20,604,450      22,604,450      17,689,409     17,689,409     19,689,409
 50     5,715,200          32,973,206    32,973,206      34,973,206      26,900,908     26,900,908     28,900,908
 55     7,445,054          52,927,477    52,927,477      54,927,477      38,626,447     38,626,447     40,626,447

__________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OR RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FORM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    CHUBB LIFE INSURANCE COMPANY OF AMERICA

                   Chubb Advisor II Joint And Last Survivor
                Flexible Premium Variable Life Insurance Policy

Death Benefit Option II; Cash Value Accumulation Test               Assumed Hypothetical Gross
Male Non-Smoker Issue Age 45                                        Annual Rate of Return:       12% (10.43% net)
Female Non-Smoker Issue Age 45
$2,000,000 Initial Specified Amount                                 Assumed Annual Premium (1):          $26,000

           PREMIUMS               Assuming Current Costs                        Assuming Guaranteed Costs
                         -----------------------------------------       ----------------------------------------
 END      ACCUMULATED
 OF     AT 5% INTEREST   ACCUMULATION       CASH          DEATH          ACCUMULATION       CASH         DEATH
YEAR      PER YEAR         VALUE(2)       VALUE(2)     BENEFITS(2)         VALUE(2)       VALUE(2)     BENEFIT(2)
----      --------         --------       --------     -----------         --------       --------     ----------
  1         27,300           26,753         25,453       2,026,753           26,753         25,453      2,026,753
  2         55,965           56,248         55,208       2,056,248           56,248         55,208      2,056,248
  3         86,063           88,762         87,982       2,088,762           88,762         87,982      2,088,762
  4        117,666          124,567        124,077       2,124,597          124,597        124,077      2,124,597
  5        150,850          164,086        163,826       2,164,086          164,086        163,826      2,164,086

  6        185,692          207,592        207,592       2,207,592          207,592        207,592      2,207,592
  7        222,277          255,513        255,513       2,255,513          255,513        255,513      2,255,513
  8        260,691          308,438        308,438       2,308,438          308,438        308,438      2,308,438
  9        301,025          366,922        366,922       2,366,922          366,922        366,922      2,366,922
 10        343,376          431,531        431,531       2,431,531          431,531        431,531      2,431,531

 11        387,845          502,884        502,884       2,502,884          502,884        502,884      2,502,884
 12        434,538          581,663        581,663       2,581,663          581,663        581,663      2,581,663
 13        483,564          668,622        668,622       2,668,622          668,622        668,622      2,668,622
 14        535,043          764,593        764,593       2,764,593          764,593        764,593      2,764,593
 15        589,095          870,478        870,478       2,870,478          870,478        870,478      2,870,479

 16        645,850          988,539        988,539       2,988,539          987,259        987,259      2,987,259
 17        705,442        1,119,041      1,119,041       3,119,041        1,116,000      1,116,000      3,116,000
 18        768,014        1,263,249      1,263,249       3,263,249        1,257,836      1,257,836      3,257,836
 19        833,715        1,422,543      1,422,543       3,422,543        1,413,977      1,413,977      3,413,977
 20        902,701        1,598,437      1,598,437       3,598,437        1,585,731      1,585,731      3,585,731

 25      1,302,950        2,790,601      2,790,601       5,162,612 (3)    2,730,826      2,730,826      5,052,028 (3)
 30      1,813,781        4,708,749      4,708,749       7,486,910 (3)    4,503,231      4,503,231      7,160,138 (3)
 35      2,465,744        7,721,194      7,721,194      10,809,672 (3)    7,116,197      7,116,197      9,962,676 (3)
 40      3,297,834       12,316,626     12,316,626      15,518,949 (3)   10,825,932     10,825,932     13,640,675 (3)
 45      4,359.814       19,171,955     19,171,955      22,622,907 (3)   15,892,544     15,892,544     18,753,202 (3)
 50      5,715,200       29,521,289     29,521,289      32,768,630 (3)   23,027,579     23,027,579     25,560,613 (3)
 55      7,445,054       46,490,264     46,490,264      48,490,264       31,859,148     31,859,148     33,859,148

__________________
(1) Assumes a $26,000 premium is paid at the beginning of each policy year. Values would be different if premiums are paid with a different frequency or in different amounts.
(2) Assumes that no policy loans or withdrawals have been made. Zero values indicate lapse in the absence of an additional premium payment.
(3) Increase is due to adjustment by the corridor percentage. See "Death Benefits".


  THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATIVE OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY THE OWNER AND DIFFERENT INVESTMENT RATES OF RETURN FOR CHUBB SERIES TRUST. THE ACCUMULATION VALUE, CASH VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL INVESTMENT RATES OF RETURN AVERAGED 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY CHUBB LIFE, SEPARATE ACCOUNT C, OR CHUBB SERIES TRUST THAT THIS ASSUMED INVESTMENT RATE OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    PART II

                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the SEC such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Securities and Exchange Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING REGARDING INDEMNIFICATION

    Pursuant to Rule 484(b)(1) of the Securities Act of 1933, insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following pages and documents:

The facing sheet

The prospectus consisting of 51 pages

The undertaking to file reports

The undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1993 regarding indemnification

The signatures

Written consents of the following persons:

     Michael J. LeBoeuf, FSA MAAA, contained in Exhibit 6 below

The following exhibits:

     1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     (a)(i) Certified Copy of Resolution of the Executive Committee of the Board of Directors of Chubb Life Insurance Company of America establishing Chubb Separate Account C. (Incorporated by reference to Exhibit 1(a) to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830.)

        (ii) Certified Copy of Resolution of the Board of Directors of Chubb Life Insurance Company of America authorizing the registration of a new policy offered through the Chubb Separate Account C. (Incorporated by reference to Exhibit 1(a) to Registrant's Post-Effective Amendment No.2 to the Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830.)

     (b) Not applicable

     (c)(i) Form of Distribution Agreement among Chubb Life Insurance Company of America, Chubb Separate Account C, and Chubb Securities Corporation. (Incorporated by reference to Exhibit 1(c)i to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830.)

        (ii) Specimen Variable Contracts Selling Agreement between Chubb Securities Corporation and Selling Broker-Dealers. (Incorporated by reference to
Exhibit 1(c)ii to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, filed on December 10, 1993, File
No. 33-72830.)

     (d) Not applicable

     (e)(i) Specimen flexible premium variable life insurance policy. (To be filed by Amendment)

        (ii) Specimen joint and last survivor flexible premium variable life insurance policy. (To be filed by Amendment)

        (iii) Forms of Riders. (Incorporated by reference to Exhibit 1(e)iii to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830.)

     (f)(i) Amended and Restated Charter, with all amendments, of Chubb Life Insurance Company of America. (Incorporated by reference to Exhibit 1(f)i to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830.)

        (ii) By-Laws of Chubb Life Insurance Company of America. (Incorporated by reference to Exhibit 1(f)ii to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830.)

     (g) Not Applicable

     (h)(i) Fund Distribution Agreement between Chubb America Fund, Inc., and Chubb Securities Corporation. (Incorporated by reference to Exhibit 6(b) of Chubb America Fund's Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A, filed on April 11, 1990, File No. 2-94479.)

        (ii) Amendment to Fund Distribution Agreement between Chubb America Fund, Inc. and Chubb Securities Corporation. (Incorporated by reference to
Exhibit 6(a) of Chubb America Fund Inc.'s Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A, filed April 11, 1990, File No. 2-94479.)

        (iii) Amended and Restated Investment Management Agreement between Chubb America Fund, Inc. and Chubb Investment Advisory Corporation. (Incorporated by reference to Exhibit 5(a) of Chubb America Fund, Inc.'s Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A, filed April 11, 1990, File No. 2-94479.)

        (iv) Sub-Investment Management Agreement among Chubb America Fund, Inc., Chubb Investment Advisory Corporation and Chubb Asset Managers, Inc. (Incorporated by reference to Exhibit 5(e) of Chubb America Fund, Inc.'s Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A, filed April 11, 1990, File No. 2-94479.)

        (v) Sub-Investment Management Agreement among Chubb Investment Advisory Corporation and Chubb Asset Managers, Inc. (Incorporated by reference to Exhibit 5(h) of Chubb America Fund, Inc.'s Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A, filed February 28, 1992, File No. 2-94479.)

        (vi) Investment Management Agreement among Chubb America Fund, Inc., and Chubb Investment Advisory Corporation for the Capital Growth Portfolio. (Incorporated by reference to Exhibit 5(g) of Chubb America Fund, Inc.'s Post-Effective Amendment No. 9 to the Refistration Statement on Form N-1A, filed February 28, 1992, File No. 2-94479.)

        (vii) Custodian Agreement between Chubb America Fund,

Inc. and Citibank N.A. (Incorporated by reference to Exhibit 8 of Chubb America Fund, Inc.'s Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A, filed February 21, 1991, File No. 2-94479.)

        (viii) Amendment No. 1 to Custodian Agreement between Chubb America Fund, Inc. and Citibank N.A. (Incorporated by reference to Exhibit 8(b) of Chubb America Fund, Inc.'s Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A, filed April 14, 1993, File No. 2-94479.)

        (ix) Amendment No. 2 to Custodian Agreement between Chubb America Fund, Inc. and Citibank N.A. (Incorporated by reference to Exhibit 8(b) of Chubb America Fund, Inc.'s Post-Effective Amendment No. 11 to the Registration Statement on Form N-1A, filed April 14, 1993, File No. 2-94479.)

        (x) Investment Management Agreement between Chubb Series Trust and Chubb Investment Advisory Corporation with respect to the Resolute Equity Portfolio. (Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A, of Chubb Series Trust filed on July 22, 1994, File No. 33-72834.)

        (xi) Investment Management Agreement between Chubb Series Trust and Chubb Investment Advisory Corporation with respect to the Resolute Small
Company Portfolio. (Incorporated by reference to Pre-Effective Amendment No.2 to the Registration Statement on Form N-1A, of Chubb Series Trust filed on July 22, 1994, File No. 33-72834.)

        (xii) Investment Management Agreement between Chubb Series Trust and Chubb Investment Advisory Corporation with respect to the Resolute International Equity Portfolio. (Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A of Chubb Series Trust file on July 22, 1994, File No. 33-72834.)

        (xiii) Sub-Investment Management Agreement among Chubb Series Trust, Chubb Investment Advisory Corporation and Morgan Guaranty Trust Company of New York with respect to the Resolute Equity Portfolio. (Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A, of Chubb Series Trust filed on July 22, 1994, File No. 33-72834.)

        (xiv) Sub-Investment Management Agreement among Chubb Series Trust, Chubb Investment Advisory Corporation and Morgan Guaranty Trust Company of New York with respect to the Resolute Small Company Portfolio. (Incorporated by reference to Pre-Effective Amendment No.2 to the Registration Statement on Form N-1A of Chubb Series Trust filed on July 22, 1994, File No. 33-72834.)

        (xv) Sub-Investment Management Agreement among Chubb Series Trust, Chubb Investment Advisory Corporation and Morgan Guaranty Trust Company of New York with respect to the Resolute International Equity Portfolio. (Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A of Chubb Series Trust filed on July 22, 1994, File No. 33-72834.)

        (xvi) Custodial Services Agreement between Chubb Series Trust, Chubb Investment Advisory Corporation and Morgan Guaranty Trust Company of New York. (Incorporated by reference to the Registration Statement on Form N-1A, of Chubb Series Trust filed on December 10, 1993, File No. 33-72834.)

      (i)   Not applicable.

      (j)   Application (To be filed by Amendment).

     2.   Specimen Policy (Same as 1(e)).

     3.   Opinion of counsel as to securities being registered.

     4.   Not applicable.

     5.   Not applicable.

     6.   Actuarial opinions and consents of Michael J. LeBoeuf, FSA, MAAA.

     7.   Consent of Ernst & Young LLP (To be filed by Amendment).

     8. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act (To be filed by Amendment).

     9. Representations, description and undertakings regarding mortality and expense risk charge, pursuant to Rule 6e-3(T)(b)(13)(iii)(F).

     10. Form of Reinsurance Agreement (Incorporated by reference to Exhibit 10 of Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, filed December 10, 1993, File No. 33-72830).

     11. Memorandum regarding reliance on Order of the Commission to deduct the DAC Tax Charge (Incorporated by reference to Exhibit 12 to Registrant's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, filed on December 10, 1993, File No. 33-72830.

     12.  Financial Data Schedule. Not applicable.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Chubb Separate Account C, has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Concord, New Hampshire, on the 30th day of June, 1995.


(Seal)                                 Chubb Separate Account C
                                       (Registrant)
                                       Chubb Life Insurance Company of
                                       America (Depositor)


                               By:     /s/ Theresa M. Stone
                                       ---------------------------------
                                       Theresa M. Stone
                                       President and
                                       Chief Executive Officer


Attest:

    /s/ Charles C. Cornelio
    --------------------------------
    Charles C. Cornelio
    Assistant Secretary

    Robert V. Lindsay


      Signatures             Title                       Date
      ----------             -----                       ----

        /s/
-------------------------   Director                     June 30, 1995
    Thomas C. MacAvoy

        /s/
-------------------------   Director                     June 30, 1995
  Gertrude G. Michelson


        /s/
-------------------------   Director, Chairman           June 30, 1995
     Dean R. O'Hare


        /s/
-------------------------   Director                     June 30, 1995
    Warren B. Rudman


        /s/
-------------------------   Director                     June 30, 1995
Sir David G. Scholey, COE


        /s/
-------------------------   Director                     June 30, 1995
   Raymond G. H. Seitz


        /s/
-------------------------   Vice President and           June 30, 1995
   Russell C. Simpson        Treasurer


        /s/
-------------------------   Director                     June 30, 1995
    Lawrence M. Small


        /s/
-------------------------   President and Chief          June 30, 1995
    Theresa M. Stone         Executive Officer


        /s/
-------------------------   Executive Vice President     June 30, 1995
    Richard V. Werner       and Chief Financial Officer


        /s/
-------------------------   Director                     June 30, 1995
    Richard D. Wood

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Chubb Life Insurance Company of America has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Concord, New Hampshire on the 30th day of June, 1995.


(SEAL)                                CHUBB LIFE INSURANCE COMPANY OF AMERICA

                                 By:                 /s/
                                     ----------------------------------------
                                                Theresa M. Stone

                                 Title: President and Chief Executive Officer
                                        -------------------------------------

ATTEST:

               /s/
----------------------------------------
Charles C. Cornelio, Assistant Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


     Signatures          Title                                Date
     ----------          -----                                ----

         /s/
----------------------  Director                          June 30, 1995
    John C. Beck



         /s/
----------------------  Director, Vice Chairman           June 30, 1995
   Percy Chubb, III



         /s/
----------------------  Director                          June 30, 1995
    Joel J. Cohen


         /s/
----------------------  Director                          June 30, 1995
   Henry U. Harder


         /s/
----------------------  Director                          June 30, 1995
    David H. Hoag


         /s/
----------------------  Director                          June 30, 1995

                                 EXHIBIT INDEX

                                                  Sequentially
                                                    Numbered
                                                      Pages*

3.  Opinion  of counsel as to securities
    being registered.............................

6.  Actuarial opinions and consents of
    Michael J. LeBoeuf, FSA, MAAA................

9.  Representations, description and undertakings
    regarding mortality and expense risk charge,
    pursuant to Rule 6e-3(T)(b)(13)(iii)(F)......